These Consolidated Financial Statements are Originally Issued in Indonesian Language.

PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2000, 2001 And 2002

(Expressed in Rupiah)

Consolidated Financial Statements

Nine Months Ended September 30, 2004 and 2005

(Unaudited)

PT INDOSAT Tbk

AND SUBSIDIARIES

1

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005

(UNAUDITED)

Table of Contents

Page

Consolidated Balance Sheets

…………………………………………………………………………...

1 - 4

Consolidated Statements of Income

……………………………………………………………………

5 - 6

Consolidated Statements of Changes in Stockholders’ Equity

………………………………………

7 - 8

Consolidated Statements of Cash Flows

………………………………………………………………

9 - 10

Notes to Consolidated Financial Statements

………………………………………………………….

11 - 107

***************************

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

2004

(As Restated -

2005

Notes

Note 4)

2005

(Note 3)

Rp

Rp

US$

ASSETS

CURRENT ASSETS

Cash and cash equivalents

2d,5,30

4,200,167

5,794,523

562,029

Short-term investments - net

of allowance for decline in

value of Rp28,245 in 2004

and Rp37,760 in 2005

2e

80,848

36,944

3,583

Accounts receivable

Trade

2f,17

Related parties

PT Telekomunikasi

Indonesia Tbk (“Telkom”)

- net of allowance for

doubtful accounts of

Rp73,509 in 2004

and Rp84,579 in 2005

6,30

313,421

116,746

11,324

Others - net of allowance

for doubtful accounts of

Rp66,459 in 2004

and Rp69,969 in 2005

30

163,847

130,146

12,624

Third parties - net of allowance

for doubtful accounts of

Rp337,861 in 2004

and Rp507,531 in 2005

7

1,109,664

1,063,891

103,190

Others - net of allowance

for doubtful accounts of

Rp26,607 in 2004 and

Rp43,039 in 2005

2f,30e

32,772

16,869

1,636

Inventories

2g

169,919

158,034

15,328

Derivative assets

2s,33

11,591

97,801

9,486

Advances

121,752

51,526

4,998

Prepaid taxes

8,15

465,364

814,324

78,984

Prepaid expenses

2h,2r,29,30

116,404

367,525

35,648

Other current assets

2d,30

73,083

7,128

691

Total Current Assets

6,858,832

8,655,457

839,521

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

2004

(As Restated -

2005

Notes

Note 4)

2005

(Note 3)

Rp

Rp

US$

NON-CURRENT ASSETS

Due from related parties - net of

allowance for doubtful

accounts of Rp11,716 in 2004

and Rp12,629 in 2005

2f,30

46,863

36,945

3,583

Deferred tax assets - net

2u,15

50,278

41,485

4,024

Investments in associated

companies - net of allowance

for decline in value of Rp59,142

in 2004 and Rp72,444 in 2005

2i,9

47,348

505

49

Other long-term investments - net of

allowance for decline in value of

Rp247,816 in 2004 and

Rp221,567 in 2005

2i,10

102,157

2,730

265

Property and equipment

2j,2k,2q,

11,17,24

Carrying value

25,657,787

32,283,974

3,131,326

Accumulated depreciation

(9,603,223

)

(12,577,348

)

(1,219,917

)

Impairment in value

(99,621

)

(99,621

)

(9,663

)

Net

15,954,943

19,607,005

1,901,746

Goodwill and other

intangible assets - net

2c,2l,12

3,095,668

2,763,307

268,022

Long-term receivables

30e

130,730

124,192

12,046

Long-term prepaid pension - net

of current portion

2r,29,30

188,120

233,596

22,657

Long-term advances

13,30

392,324

421,835

40,915

Others

2d,2h,17,

30

338,046

265,378

25,740

Total Non-current Assets

20,346,477

23,496,978

2,279,047

TOTAL ASSETS

27,205,309

32,152,435

3,118,568

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

2004

(As Restated -

2005

Notes

Note 4)

2005

(Note 3)

Rp

Rp

US$

LIABILITIES AND STOCKHOLDERS’

EQUITY

CURRENT LIABILITIES

Short-term loans

30

7,192

-

-

Accounts payable - trade

Related parties

30

16,934

10,760

1,044

Third parties

171,812

189,427

18,373

Dividend payable

30

5,323

6,568

637

Procurement payable

14,30

1,358,189

2,441,702

236,828

Taxes payable

2u,15

122,869

132,888

12,889

Accrued expenses

16,24,

29,30

1,379,719

1,432,317

138,925

Unearned income

2p

565,357

436,099

42,299

Deposits from customers

51,208

27,467

2,664

Derivative liabilities

2s,33

80,329

19,650

1,906

Current maturities of:

Loans payable

2m,17

Related parties

30

168,190

-

-

Third parties

189,809

51,149

4,961

Bonds payable

2m,2n,18

-

981,936

95,241

Other current liabilities

69,535

12,976

1,259

Total Current Liabilities

4,186,466

5,742,939

557,026

NON-CURRENT LIABILITIES

Due to related parties

30

36,114

13,643

1,323

Deferred tax liabilities - net

2u,15

377,411

674,180

65,391

Loans payable - net of current

maturities

2m,17

Related parties

30

842,796

628,985

61,007

Third parties

924,423

666,083

64,606

Bonds payable - net of current

maturities

2m,2n,18

7,466,186

10,431,666

1,011,801

Other non-current liabilities

30

211,502

213,789

20,736

Total Non-current Liabilities

9,858,432

12,628,346

1,224,864

MINORITY INTEREST

2b

156,823

185,500

17,992

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

2004

(As Restated -

2005

Notes

Note 4)

2005

(Note 3)

Rp

Rp

US$

STOCKHOLDERS’ EQUITY

Capital stock - Rp100 par value

per A share and B share

Authorized - 1 A share and

19,999,999,999 B shares

Issued and fully paid - 1 A share

and 5,269,295,499 B shares

in 2004, and 1 A share and

5,325,205,499 B shares in

2005

19

526,930

532,521

51,651

Premium on capital stock

19

850,005

1,031,586

100,057

Difference in value from restructuring

transactions of entities under

common control

2c,10

-

-

-

Difference in transactions of equity

changes in associated

companies/subsidiaries

2i

403,812

403,812

39,167

Stock options

2o,20

39,632

125,882

12,210

Difference in foreign currency

translation

2b

433

269

26

Retained earnings

Appropriated

33,590

49,922

4,842

Unappropriated

11,149,186

11,451,658

1,110,733

Total Stockholders’ Equity

13,003,588

13,595,650

1,318,686

TOTAL LIABILITIES AND

STOCKHOLDERS’ EQUITY

27,205,309

32,152,435

3,118,568

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

             2004

     (As Restated -

                    2005

Notes

           Note 4)

              2005

          (Note 3)

                Rp

                Rp

              US$

OPERATING REVENUES

            2p,30

Cellular

21,35,36,37

5,342,636

6,690,488

648,932

Fixed Telecommunication

22,35,36,37

1,277,284

978,202

94,879

Multimedia, Data Communication,

Internet (“MIDI”)

17,23

1,113,117

1,239,957

120,267

Other services

70,424

-

-

Total Operating Revenues

7,803,461

8,908,647

864,078

OPERATING EXPENSES

               2p

Depreciation and amortization

2j,11,12

1,923,028

2,219,034

215,231

Personnel

2o,2q,2r,20,24,29,30

880,146

944,877

91,647

Administration and general

25,30

275,397

501,347

48,627

Maintenance

2j,2q

366,240

468,639

45,455

Compensation to telecommunications carriers

and service providers

26,30,35

370,918

332,340

32,235

Marketing

210,408

238,021

23,086

Leased circuits

30

86,847

105,266

10,210

Other costs of services

27,30

1,012,913

1,239,449

120,218

Total Operating Expenses

5,125,897

6,048,973

586,709

OPERATING INCOME

2,677,564

2,859,674

277,369

OTHER INCOME (EXPENSES)

              2p

Interest income

30

145,996

138,584

13,442

Gain (loss) on change in fair value of

derivatives - net

2s,33

(63,045

)

35,628

3,456

Gain on sale of investment in associated company

9

283,355

1,223

118

Gain on sale of other long-term investments

10

110,929

1,204

117

Financing cost

2m,17,18,28,30

(817,688

)

(966,257

)

(93,720

)

Loss on foreign exchange - net

2t

(61,995

)

(357,584

)

(34,683

)

Amortization of goodwill

2l,12

(169,761

)

(169,761

)

(16,466

)

Others - net

44,011

(27,957

)

(2,712)

Other Expenses - Net

(528,198)

(1,344,920)

(130,448)

EQUITY IN NET INCOME

OF ASSOCIATED COMPANIES

             2i,9

62,259

67

7

INCOME BEFORE INCOME TAX

2,211,625

1,514,821

146,928

INCOME TAX EXPENSE

           2u,15

Current

216,045

292,523

28,373

Deferred

461,971

177,584

17,224

Total Income Tax Expense

678,016

470,107

45,597

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (continued)

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

              2004

      (As Restated -

                   2005

Notes

            Note 4)

              2005

         (Note 3)

               Rp

               Rp

             US$

INCOME BEFORE MINORITY INTEREST

IN NET INCOME OF SUBSIDIARIES

1,533,609

  1,044,714

101,331

MINORITY INTEREST IN NET INCOME OF

SUBSIDIARIES

    2b

(17,369

)

(26,287)

(2,550

)

NET INCOME

1,516,240

1,018,427

98,781

BASIC EARNINGS PER SHARE

           2w,19,31

287.75

194.31

0.02

DILUTED EARNINGS PER SHARE

        2w,19,20,31

287.71

194.31

0.02

BASIC EARNINGS PER ADS (50 B shares

per ADS)

2w,19,31

14,387.51

9,715.28

0.94

DILUTED EARNINGS PER ADS

2w,19,20,31

14,385.30

9,715.28

0.94

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

 (Expressed in millions of rupiah)

Nine Months Ended September 30, 2004 (As Restated - Note 4)

Difference in Value

Difference in

from Restructuring

Transactions

Difference

Capital Stock -

    Transactions of

of Equity Changes

in Foreign

Retained Earnings

Issued and

Premium on

Entities under

in Associated

Stock

Currency

Description

Notes

Fully Paid

Capital Stock

Common Control

Companies/Subsidiaries

Options

Translation

Appropriated

Unappropriated

Net

Balance as of January 1, 2004, as previously reported

517,750

673,075

4,499,947

403,812

24,809

316

17,890

6,061,311

12,198,910

•

Adjustment arising from early adoption of SAK 24

(Revised 2004) - net of applicable income tax of Rp68,156

4

-

-

-

-

-

-

-

(159,028

)

(159,028)

•

Adjustment arising from early adoption of SAK 38

(Revised 2004)

4

-

-

(4,499,947

)

-

-

-

-

4,499,947

-

Balance as of January 1, 2004, as restated

517,750

673,075

-

403,812

24,809

316

17,890

10,402,230

12,039,882

ESOP:

•

Issuance of capital stock resulting from the exercise

of ESOP Phase I

2o,19, 20

9,180

176,930

-

-

(42,226

)

-

-

-

143,884

•

Proportionate seven months’ compensation expense relating

to ESOP Phase I and two months’ compensation expense

relating to ESOP Phase II

2o,20

-

-

-

-

57,049

-

-

-

57,049

Increase in difference in foreign currency translation arising from the translation of the financial statements of Satelindo

International Finance B.V. from U.S. dollars and

Indosat Finance Company B.V. from European euro

to rupiah - net of applicable income taxes of

Rp9 and Rp41, respectively

2b

-

-

-

-

-

117

-

-

117

Resolution during the Annual Stockholders’ General Meeting

on June 22, 2004

Declaration of cash dividend

32

-

-

-

-

-

-

-

(753,584

)

(753,584)

Appropriation for reserve fund

32

-

-

-

-

-

-

15,700

(15,700

)

-

Net income for the period, as previously reported

-

-

-

-

-

-

-

1,378,624

1,378,624

•

Adjustment arising from early adoption of SAK 24

(Revised 2004) and SAK 38 (Revised 2004) - net of

applicable income tax  benefit of Rp23,644

4,10

-

-

-

-

-

-

-

137,616

137,616

Net income for the period, as restated

-

-

-

-

-

-

-

1,516,240

1,516,240

Balance as of September 30, 2004, as restated

526,930

850,005

-

403,812

39,632

433

33,590

11,149,186

13,003,588

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of rupiah)

Nine Months Ended September 30, 2005

Difference in Value

Difference in

from Restructuring

Transactions

Difference

Capital Stock -

     Transactions of

of Equity Changes

in Foreign

Retained Earnings

Issued and

Premium on

Entities under

in Associated

Stock

Currency

Description

Notes

Fully Paid

Capital Stock

Common Control

Companies/Subsidiaries

Options

Translation

Appropriated

Unappropriated

Net

Balance as of January 1, 2005

528,531

880,869

-

403,812

71,207

429

33,590

11,266,154

13,184,592

ESOP:

•

Issuance of capital stock resulting from the exercise

of ESOP Phase I and Phase II

2o,19, 20

3,990

150,717

-

-

(36,064

)

-

-

-

118,643

•

Proportionate seven months’ compensation expense relating

to ESOP Phase II

2o,20

-

-

-

-

90,739

-

-

-

90,739

Increase in difference in foreign currency translation arising from the translation of the financial statements of Satelindo

International Finance B.V. from U.S. dollars, Indosat Finance

Company B.V. and Indosat International Finance B.V. from

European euro to rupiah - net of applicable income tax benefit

(expense) of (Rp64), (Rp7) and Rp3, respectively

2b

-

-

-

-

-

(160

)

-

-

(160

)

Resolution during the Annual Stockholders’ General Meeting

on June 8, 2005

Declaration of cash dividend

32

-

-

-

-

-

-

-

(816,591

)

(816,591)

Appropriation for reserve fund

32

-

-

-

-

-

-

16,332

(16,332

)

-

Net income for the period

-

-

-

-

-

-

-

1,018,427

1,018,427

Balance as of September 30, 2005

532,521

         1,031,586

-

403,812

125,882

269

49,922

11,451,658

13,595,650

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

 (Expressed in millions of Rupiah and thousands of U.S. Dollars)

                    2005

Notes

             2004

              2005

          (Note 3)

                Rp

               Rp

             US$

CASH FLOWS FROM OPERATING ACTIVITIES

Cash received from:

Customers

7,448,555

8,546,107

828,914

Refund of taxes

8

1,044,853

168,381

16,332

Interest income

148,935

143,562

13,924

Other income - net

144,612

144,688

14,034

Cash paid for:

Employees and suppliers

(2,730,623

)

(3,196,558

)

(310,044)

Financing cost

(772,488

)

(765,439

)

(74,242)

Taxes

(659,663

)

(696,457

)

(67,552)

Other operating expenses

(195,804

)

(437,113

)

(42,397)

Net Cash Provided by Operating Activities

4,428,377

3,907,171

378,969

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of other long-term investment

10

200,038

101,854

9,879

Decrease (increase) in restricted cash and cash

equivalents

(59,605

)

81,288

7,884

Proceeds from sale of investment in

associated companies

9

494,375

32,891

3,190

Interest income from interest rate swap contract

33k - p

31,623

9,174

890

Proceeds from sale of short-term investments

33,095

1,885

183

Proceeds from sale of property and equipment

11

798

319

31

Acquisitions of property and equipment

11

(3,449,003

)

(4,006,852

)

(388,637)

Payment for termination of derivatives contracts

33e,33k,33o,33p

-

(184,190)

(17,865)

Increase in advances for purchase of

property and equipment

(298,495

)

(131,034

)

(12,709)

Purchase of short-term investments

(45,291

)

(49,153

)

(4,768)

Swap cost from cross currency swap contracts

33a - j

(25,930

)

(40,824

)

(3,961)

Net Cash Used in Investing Activities

(3,118,395

)

(4,184,642

)

 (405,883)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from bonds payable

18

-

3,484,994

338,021

Proceeds from exercise of ESOP Phase I and

       Phase II

20

123,890

118,642

11,508

Proceeds from loans payable

84,489

13,039

1,265

Decrease in restricted cash and cash equivalents

32,357

571

55

Payment of dividend

(753,584

)

(816,591)

(79,204)

Repayment of loans payable

(1,075,735

)

(636,330)

(61,720)

Repayment of bonds payable

(19,777

)

(48,500)

(4,704)

Payment of short-term loans

(10,963

)

-

-

Net Cash Provided by (Used in) Financing Activities

(1,619,323

)

2,115,825

205,221

NET INCREASE (DECREASE) IN CASH AND

CASH EQUIVALENTS

(309,341

)

1,838,354

178,307

CASH AND CASH EQUIVALENTS AT BEGINNING

OF PERIOD

4,509,508

3,993,585

387,351

BEGINNING BALANCE OF CASH AND CASH

EQUIVALENTS OF A DIVESTED SUBSIDIARY

1d

-

(37,416

)

(3,629)

CASH AND CASH EQUIVALENTS AT END

OF PERIOD

5

4,200,167

5,794,523

562,029

DETAILS OF CASH AND CASH EQUIVALENTS:

Cash on hand and in banks

220,432

341,978

33,169

Time deposits with original maturities

of three months or less

3,979,735

5,452,545

528,860

Cash and cash equivalents as stated

in the consolidated balance sheets

4,200,167

5,794,523

562,029

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars)

                    2005

Notes

             2004

              2005

          (Note 3)

                Rp

               Rp

             US$

SUPPLEMENTAL CASH FLOWS INFORMATION:

Transactions not affecting cash flows:

Acquisitions of property and

equipment

on account credited to procurement

payable

258,613

478,051

46,368

Stock options

57,049

90,739

8,801

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

1.

GENERAL

a.

Company’s Establishment

PT Indosat Tbk (“the Company”, formerly PT Indonesian Satellite Corporation Tbk), was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. In 1980, the Company was sold to the Government of the Republic of Indonesia and became a State-Owned Company (Persero).

On February 7, 2003, the Company received the approval from the Investment Coordinating Board (BKPM) in its Letter No. 14/V/PMA/2003 for the change of its legal status from a State-Owned Company (Persero) into a Foreign Capital Investment Company. Subsequently, on March 21, 2003, the Company received the approval from the Ministry of Justice and Human Rights of the Republic of Indonesia on the amendment of its Articles of Association to reflect the change of its legal status.

The Company’s Articles of Association has been amended from time to time. The latest amendment was covered by notarial deed No. 157 dated July 22, 2005 of Aulia
Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) concerning the change in the number of the Company’s issued and fully paid capital stock. The latest amendment of the Company’s Articles of Association has been reported to and accepted by the Ministry of Justice and Human Rights of the Republic of Indonesia based on its letter No.C-21968 HT.01.04.TH 2005 dated August 8, 2005.

According to article 3 of its Articles of Association, the Company shall engage in providing telecommunications networks and/or services as well as informatics business by conducting the following activities:

•

Provision of telecommunications networks and/or services and informatics business

•

Planning of services, construction of infrastructure and provision of telecommunications and informatics business facilities, including supporting resources

•

Carrying out operational services (comprising the marketing and sale of telecommunications networks and/or services and informatics business provided by the Company), maintenance, research and development of telecommunications and informatics business infrastructure and/or facilities, and providing education and training (both locally and overseas)

•

Engaging in services which are relevant to the development of telecommunications networks and/or services and informatics business.

The Company started its commercial operations in 1969.

Based on Law No. 3 of 1989 on telecommunications and pursuant to Government Regulation No. 77 of 1991, the Company had been re-confirmed as an Operating Body (“Badan Penyelenggara”) that provided international telecommunications service under the authority of the Government.

In 1999, the Government issued Law No. 36 on telecommunications (“Telecommunications Law”) which took effect starting on September 8, 2000. Under the Telecommunications Law, telecommunications activities cover:

•

Telecommunications networks

•

Telecommunications services

•

Special telecommunications services.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

National state-owned companies, regional state-owned companies, privately owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government institutions and legal entities, other than telecommunications networks and service providers, are allowed to render special telecommunications services.

The Telecommunications Law prohibits activities that result in monopolistic practices and unhealthy competition, and expects to pave the way for market liberalization.

Based on the Telecommunications Law, the Company ceased as an Operating Body and has to obtain licenses from the government for the Company to engage in the provision of specific telecommunication networks and services.

On August 14, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an in-principle license as a nationwide Digital Communication System (“DCS”) 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the exclusivity rights on international telecommunications services given to the Company prior to the granting of such license. On August 23, 2001, the Company obtained the operating license from the Ministry of Communications. Subsequently, based on Decree No. KP.247 dated November 6, 2001 issued by the Ministry of Communications, the operating license was transferred to the Company’s subsidiary, PT Indosat Multi Media Mobile (see “d” below).

On September 7, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, also granted the Company in-principle licenses for local and domestic long-distance telecommunications services as compensation for the termination of its exclusivity rights on international telecommunications services. On the other hand, Telkom was granted an in-principle license for international telecommunications services as compensation for the early termination of Telkom’s right on local and domestic long-distance telecommunications services.

Based on a letter dated August 1, 2002 from the Ministry of Communications, the Company was granted an operating license for fixed local telecommunication network covering Jakarta and Surabaya. This operating license was converted to become a national license on April 17, 2003 based on Decree No. KP.130 Year 2003 of the Ministry of Communications. The values of the above licenses granted to Telkom and the Company on the termination of their exclusive rights on local/domestic and international telecommunications services, respectively, have been determined by an independent appraiser.

Based on Announcement No. PM.2 Year 2004 dated March 30, 2004 of the Ministry of Communications regarding the Commencement of Restructuring of the Telecommunications Sector, the Company should pay to the Government the amount of Rp178,000 after tax as a result of the early termination of its exclusivity rights. In turn, the payment of any liability of the Company as a result of the early termination will be settled by the Government which is coordinated by the Ministry of State-owned Enterprises. This is in line with Article IX of a Shares Purchase Agreement dated December 15, 2002 between the Government of the Republic of Indonesia and Indonesia Communications Limited (“ICL”) (Note 19), whereby the Government agreed to undertake and covenant with ICL that it shall pay on behalf of the Company any liability, amount or claim required to be paid or suffered by the Company in relation to the surrender of above exclusivity rights.

On June 28, 2001, the Government of the Republic of Indonesia, through the Directorate General of Post and Telecommunications, granted the Company an in-principle license for Voice over Internet Protocol (“VoIP”) service. On April 26, 2002, the Company was granted an operating license for VoIP with national coverage. The Company’s operating license for VoIP will be evaluated every 5 years from the date of issuance.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

On March 15, 2004, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an operating license for nationwide closed fixed communications network (e.g. VSAT, frame relay, etc.) and GSM cellular mobile network (including its basic telephony services). Subsequently, on May 21, 2004, the Government, through the Ministry of Communications, also granted the Company an operating license for fixed network and basic telephony services which covers the provision of local, national long-distance, and international long-distance telephony services. The licenses granted are subject to certain minimum development and operating performance requirements. These aforementioned licenses replaced the various licenses and rights previously granted to the Company by the Government.

On October 18, 2004, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an in-principle license for third generation (3G) mobile communications technology.

The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has 5 regional offices located in Jakarta, Medan, Surabaya, Semarang and Makassar.

b.

Company’s Public Offerings

All of the Company’s B shares have been registered with and traded on the Jakarta Stock Exchange and Surabaya Stock Exchange since 1994. The Company’s American Depositary Shares (ADS, each representing 50 B shares) have also been traded on the New York Stock Exchange since 1994.

c.

Employees, Directors and Commissioners

d.

e.

Based on a resolution at each of the (i) Annual Stockholders’ General Meeting held on June 22, 2004 which is notarized under Deed No. 124 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date and (ii) Annual Stockholders’ General Meeting held on June 8, 2005 which is notarized under Deed No. 40 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date, the composition of the Company’s Board of Commissioners as of September 30, 2004 and 2005 is as follows:

2004

2005

President Commissioner

Peter Seah Lim Huat

Peter Seah Lim Huat

Commissioner

Lee Theng Kiat

Lee Theng Kiat

Commissioner

Sio Tat Hiang

Sio Tat Hiang

Commissioner

Sum Soon Lim

Sum Soon Lim

Commissioner

Roes Aryawijaya

Roes Aryawijaya

Commissioner

Umar Rusdi

Setyanto P. Santosa

Commissioner

Lim Ah Doo *

Lim Ah Doo *

Commissioner

Eva Riyanti Hutapea *

Eva Riyanti Hutapea *

Commissioner

Mohamad Ikhsan *

Soeprapto S.IP *

* Independent Commissioner

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

1.

GENERAL (continued)

c.

Employees, Directors and Commissioners (continued)

Based on a resolution at each of the (i) Extraordinary Stockholders’ General Meeting held on September 30, 2004 which is notarized under Deed No. 144 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date and (ii) Annual Stockholders’ General Meeting held on June 8, 2005 which is notarized under Deed No. 40 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date, the composition of the Company’s Board of Directors as of     September 30, 2004 and 2005 is as follows:

2004

2005

President Director

-

*

Hasnul Suhaimi

Deputy President Director

Ng Eng Ho

Ng Eng Ho

Planning and Project

Development Director

-

Wityasmoro Sih Handayanto

Consumer Market Director

-

Johnny Swandi Sjam

Corporate Market Director

-

Wahyu Wijayadi

Finance Director

Wong Heang Tuck

Wong Heang Tuck

Corporate Services Director

Sutrisman

S. Wimbo S. Hardjito

Network Operation and Quality

Management Director

-

Raymond Tan Kim Meng

Information Technology

Director

Joseph Chan Lam Seng

Joseph Chan Lam Seng

Business Development

Director

Wityasmoro Sih Handayanto

-

Cellular Marketing Director

Hasnul Suhaimi

-

Fixed Telecom and

MIDI Director

Wahyu Wijayadi

-

Operation and Quality

Improvement Director

Raymond Tan Kim Meng

-

* During the position of President Director is unoccupied, the tasks of President Director were carried out by Deputy President Director

The Company and its subsidiaries (collectively referred to hereafter as “the Companies”) have approximately 7,596 and 8,107 employees, including non-permanent employees, as of       September 30, 2004 and 2005, respectively.

d.

Structure of the Company’s Subsidiaries

The Company has direct and indirect equity ownership in the following subsidiaries:

Start of

Percentage of Ownership (%)

Commercial

           Name of Subsidiary

   Location

    Principal Activity

Operations

2004

2005

Satelindo International Finance B.V.

     Amsterdam

            Finance

1996

100.00

100.00

Indosat Finance Company B.V.

 Amsterdam

            Finance

2003

100.00

100.00

Indosat International Finance

     Company B.V.

Ámsterdam

           Finance

2005

-

100.00

PT Indosat Mega Media

   Jakarta

         Multimedia

2001

99.85

99.85

PT Satelindo Multi Media

   Jakarta

         Multimedia

1999

99.60

99.60

PT Aplikanusa Lintasarta

   Jakarta

  Data Communication

1989

69.46

69.46

PT Artajasa Pembayaran Elektronis

        Jakarta

   Telecommunication

2000

45.15

38.20

PT Sisindosat Lintasbuana *

   Jakarta

Information Technology

1990

96.87

-

PT Asitelindo Data Buana *

   Jakarta

        Multimedia

1997

49.40

-

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

Total Assets

(Before Eliminations)

          Name of Subsidiary

       2004

          2005

Satelindo International Finance B.V.

7,148

8,526

Indosat Finance Company B.V.

2,837,526

3,190,501

Indosat International Finance Company B.V.

-

2,627,944

PT Indosat Mega Media

450,770

560,392

PT Satelindo Multi Media

11,452

10,947

PT Aplikanusa Lintasarta

768,177

879,232

PT Artajasa Pembayaran Elektronis

68,009

76,047

PT Sisindosat Lintasbuana *

129,852

-

PT Asitelindo Data Buana *

9,822

-

* Sold in January 2005

Satelindo International Finance B.V. (“SIB”)

SIB was incorporated in Amsterdam (The Netherlands) in 1996. SIB is a financing company that only facilitates borrowings of PT Satelit Palapa Indonesia (“Satelindo” - see Note 1e) from third parties and is not involved in any other activity. On May 30, 2000, SIB issued Guaranteed Floating Rate Bonds. On October 31, 2003, Satelindo repaid its borrowings from SIB by using the proceeds from the Company’s capital contributions. Following such repayment of all borrowings, this company is now in the process of voluntary liquidation. Based on the Resolution of Shareholder on May 3, 2005, the liquidation process is effective starting June 1, 2005. As of September 30, 2005, such liquidation has not yet been finalized.

Indosat Finance Company B.V. (“IFB”)

IFB was incorporated in Amsterdam (The Netherlands) on October 13, 2003. IFB is a financing company that only facilitates the Company’s borrowings from third parties and is not involved in any other activity. In October 2003, IFB issued guaranteed notes which are due in 2010 (Note 18).

Indosat International Finance Company B.V. (“IIFB”)

IIFB was incorporated in Amsterdam (The Netherlands) on April 27, 2005. IIFB is a financing company that only facilitates the Company’s borrowings from third parties and is not involved in any other activity. In June 2005, IIFB issued guaranteed notes which are due in 2012 (Note 18).

PT Indosat Mega Media (“IMM”)

IMM is engaged in providing multimedia services and creating multimedia products and programs.

PT Satelindo Multi Media (“SMM”)

SMM was established in 1999 to engage in various activities including telecommunications services. SMM has a preliminary license to operate as a multimedia service provider and a license to operate as an internet service provider.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

PT Aplikanusa Lintasarta (“Lintasarta”)

Lintasarta is engaged in system data communications services, network applications services which include providing physical infrastructure and software application, and consultation services in data communications and information system for banking and other industries. The Company’s initial investment in Lintasarta was made in 1988.

On May 16, 2001, the Company acquired Telkom’s 37.21% equity interest in Lintasarta and increased the Company’s total equity interest in Lintasarta from 32.25% to 69.46%.

PT Artajasa Pembayaran Elektronis (“APE”)

APE is engaged in telecommunication and information services.

On January 2, 2002, Lintasarta entered into several transfer agreements with APE whereby Lintasarta agreed to transfer certain assets consisting of property and equipment, rights of use of data communication equipment and application services, with a total value of Rp30,286 in exchange for APE’s shares of stock that increased Lintasarta’s equity interest in APE from 40% to 65%.

On June 21, 2005, Lintasarta sold a portion of its ownership in APE to Yayasan Kesejahteraan Karyawan Bank Indonesia (“YKKBI”), resulting in the decrease of Lintasarta’s equity interest in APE from 65% to 55%.

PT Sisindosat Lintasbuana (“Sisindosat”, which changed its name to PT Sisindokom Lintasbuana or “Sisindokom” in May 2005)

Sisindosat is engaged in providing information technology and computer services and other related services, and acts as an agent for computer software and hardware products.
The Company initially had 95.64% equity interest in Sisindosat, which had 51% equity interest in PT Asitelindo Data Buana.

On November 5, 2002, the Company converted its receivable from Sisindosat amounting to Rp42,692 to become an additional issued and fully paid capital in Sisindosat. This transaction increased the Company’s equity interest from 95.64% to 96.87%.

On December 17, 2004, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”), whereby the Company agreed to sell its 96.87% equity interest in Sisindosat to PT Aneka Spring Telekomindo (“Astel”) for Rp40,000. On January 7, 2005, the Company and Astel closed the transaction on the sale and purchase.

On January 14, 2005, based on the CSPA, the Company paid Rp2,109 to Astel for termination of Sisindosat’s employees who chose to take the termination program offered to them as a result of the sale of Sisindosat.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

PT Sisindosat Lintasbuana (“Sisindosat”, which changed its name to PT Sisindokom Lintasbuana or “Sisindokom” in May 2005) (continued)

On January 25, 2005, the Company received the payment amounting to Rp32,891 (net of Rp5,000 previously received on August 27, 2004 as a bidding deposit) for the sale.

PT Asitelindo Data Buana (“Asiatel”)

Asiatel is engaged in audio-text services and providing hardware/software for telecommunications services.

Since the Company sold its investment in Sisindosat on January 7, 2005 (see above), the Company no longer has indirect investment in Asiatel.

e.

Merger of the Company, Satelindo, Bimagraha and IM3

Based on Merger Deed No. 57 dated November 20, 2003 (“merger date”) of Poerbaningsih Adi Warsito, S.H., the Company, Satelindo, PT Bimagraha Telekomindo (“Bimagraha”) and PT Indosat Multi Media Mobile (“IM3”) agreed to merge, with the Company as the surviving entity. All assets and liabilities owned by Satelindo, Bimagraha and IM3 were transferred to the Company on the merger date. These three companies were dissolved by operation of law without the need to undergo the regular liquidation process.

The names “Satelindo” and “IM3” in the following notes refer to these entities before they were merged with the Company, or as the entities that entered into contractual agreements that were taken over by the Company as a result of the merger.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies adopted by the Company conform with generally accepted accounting principles in Indonesia. The significant accounting principles applied consistently in the preparation of the consolidated financial statements for the nine months ended September 30, 2004 and 2005 are as follows:

a.

Basis of Consolidated Financial Statements

The consolidated financial statements are presented using the historical cost basis of accounting, except for swap contracts which are stated at fair value and certain investments which are stated at fair value or net assets value.

The consolidated statements of cash flows classify cash receipts and payments into operating, investing and financing activities. The cash flows from operating activities are presented using the direct method.

The reporting currency used in the consolidated financial statements is the Indonesian rupiah.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.

Principles of Consolidation

The consolidated financial statements include the Company’s accounts and those of its subsidiaries as follows:

Equity Interest (%)

2004

2005

SIB

100.00

100.00

IFB

100.00

100.00

IIFB

-

100.00

IMM

99.85

99.85

SMM

99.60

99.60

Lintasarta

69.46

69.46

Sisindosat

96.87

-*

*  sold in January 2005

The consolidated financial statements also include the accounts of APE (Lintasarta’s 65%-owned subsidiary in 2004 or 55%-owned subsidiary in 2005) and Asiatel (Sisindosat’s 51%-owned subsidiary) in 2004. The accounts of APE in 2004 and 2005 and of Asiatel in 2004 were consolidated because their financial and operating policies are controlled by Lintasarta and Sisindosat, respectively.

The accounts of SIB, IFB and IIFB were translated into rupiah amounts at the middle rate of exchange prevailing at balance sheet date for balance sheet accounts and the average rate during the period for profit and loss accounts. The resulting differences arising from the translations of the financial statements of SIB, IFB and IIFB are presented as part of “Difference in Foreign Currency Translation” under the Stockholders’ Equity section of the consolidated balance sheets.

Minority interest in Subsidiaries represents the minority stockholders’ proportionate share in the equity of the Subsidiaries which are not wholly owned. All significant inter-company transactions and balances are eliminated in consolidation.

c.

Accounting for Acquired Businesses

Prior to 2004, for acquisitions accounted for under the pooling-of-interests method, the historical carrying amounts of the net equities of the entities acquired were combined, as if they were a single entity for all periods presented, in accordance with Statement of Financial Accounting Standards (“SAK”) 38, “Accounting for Restructuring Transactions of Entities under Common Control”. The difference between the net consideration paid or received and book values, net of applicable income tax, is shown under Stockholders’ Equity as “Difference in Value from Restructuring Transactions of Entities under Common Control”. This account should not change as a result of subsequent transfer of assets, liabilities, shares or other instruments of ownership to another entity not under common control.

In 2004, the Company early adopted SAK 38 (Revised 2004) which is effective starting
January 1, 2005 but encourages early adoption. Based on SAK 38 (Revised 2004), the balance of “Difference in Value from Restructuring Transactions of Entities under Common Control” can be realized to gain or loss from the time the common control no longer exists between the entities that entered into the transaction (Note 4).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.

Accounting for Acquired Businesses (continued)

For acquisitions accounted for under the purchase method, the excess of the acquisition cost over the fair values of the identifiable net assets acquired at the date of acquisition is recognized as goodwill.

d.

Cash and Cash Equivalents

Time deposits with original maturities of three months or less at the time of placement or purchase are considered as “Cash Equivalents”.

Cash and cash equivalents which are pledged as collateral for long-term debts, letter of credit facilities and bank guarantees are not classified as part of Cash and Cash Equivalents. These are presented as part of either Other Current Assets or Non-current Assets - Others.

e.

Short-term Investments

Short-term investments consist of:

•

Investment in debt securities

Investment in debt securities which are classified as available-for-sale is recorded at fair value in accordance with SAK 50, “Accounting for Investments in Certain Securities”. Any unrealized gain (loss) at balance sheet date is credited (charged) to “Unrealized Holding Gain (Loss) on Marketable Securities” which is a component of Stockholders’ Equity and will be recognized as income or loss upon realization.

Investment in debt securities which are classified as trading is recorded at fair value. Any unrealized gain (loss) at balance sheet date is credited (charged) to current operations.

•

Mutual funds

Mutual funds which are classified as trading security under SAK 50 are stated at their net assets value at balance sheet date. Unrealized gains or losses from the changes in net assets value at balance sheet date are credited or charged to current operations.

•

Time deposits with original maturities of more than three months at the time of placement or purchase.

The time deposits are recorded at historical value.

f.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on management's evaluation of the collectibility of the accounts at the end of the period.

g.

Inventories

Inventories, which mainly consist of starter packs and pulse reload vouchers, are valued at the lower of cost or net realizable value. Cost is determined by the moving-average method.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h.

Prepaid Expenses

Prepaid expenses, mainly salaries, rental and insurance, are expensed as the related asset is utilized. The non-current portion of prepaid expenses is shown as part of “Non-current Assets - Others”.

i.

Investments

Investments consist of:

•

Investments in associated companies

Investments in shares of stock wherein the Companies have an equity interest of at least 20% but not exceeding 50% are accounted for under the equity method, whereby the investment cost is increased or decreased by the Companies’ share of the net earnings or losses of the investees since the date of acquisition and decreased by dividends received. Equity in net earnings (losses) is being adjusted for the straight-line amortization, over five years, of the difference between the cost of such investment and the Companies’ proportionate share in the underlying fair value of the net assets at date of acquisition (goodwill).

If the Companies’ share in the equity of an investee, subsequent to transactions resulting in a change in the equity of the investee, is different from the Companies’ share in the equity of the investee prior to such transactions, the difference is recognized by a credit or charge to “Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries”, net of applicable income tax, after adjusting their equity in the investee to conform with their accounting policies.

•

Investments in shares of stock that do not have readily determinable fair value in which the equity interest is less than 20%, and other long-term investments are carried at cost.

•

Investments in equity shares that have readily determinable fair value which are classified as available-for-sale are recorded at fair value, in accordance with SAK 50.

•

Investments in bonds which are classified as held-to-maturity securities are recorded at cost, adjusted for amortization of premium or accretion of discount to maturity.

j.

Property and Equipment

Property and equipment are stated at cost (which includes capitalization of certain borrowing cost incurred during the construction phase), less accumulated depreciation and impairment in value. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets.

Based on its review and assessment, starting January 1, 2005, the Company changed the estimated useful lives of certain of its property and equipment. The changes were made to reflect the useful lives of the assets acquired by the Company in recent years and also in consideration of the effect of technological advancement. Below are the estimated useful lives (in years) prior to and starting January 1, 2005:

Prior to

Starting

January 1, 2005

January 1, 2005

Buildings

  3 to 20

15 - 20

Submarine cables

 15

12

Earth stations

 15

10

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j.

Property and Equipment (continued)

Prior to

Starting

January 1, 2005

January 1, 2005

Inland link

 15

15

Switching equipment

 15

10

Telecommunications peripherals

   5

5

Information technology equipment

  5 to 10

3 to 5

Office equipment

 3 to 6

5

Building and leasehold improvements

   5

5

Vehicles

   5

5

Cellular technical equipment

  5 to 15

10 to 15

Satellite technical equipment

12 to 15

12

Transmission and cross-connection equipment

5 to 24

12

Fixed Wireless Access (“FWA”) technical equipment

8

10

Landrights are stated at cost.

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterment, which enhance the asset condition over its initial performance, are capitalized. When properties are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are reflected in income for the period.

Properties under construction and installation are stated at cost and consist mainly of cellular technical equipment, inland link, FWA technical equipment, telecommunications peripherals, building and leasehold improvements, information technology equipment, building, switching equipment, satellite technical equipment, and submarine cables.

All borrowing costs, which include interest and foreign exchange differentials that can be attributed to qualifying assets, are capitalized to the cost of properties under construction and installation. Capitalization of borrowing costs ceases when the construction or installation is completed and the constructed or installed asset is ready for its intended use.

k.

Impairment of Assets Value

In accordance with SAK 48, “Impairment of Assets Value”, the Companies review whether there is an indication of assets impairment at balance sheet date. If there is an indication of assets impairment, the Companies estimate the recoverable amount of the assets. Impairment loss is recognized as a charge to current operations.

l.

Goodwill and Other Intangible Assets

At the time the Company acquires a subsidiary which is not an entity under common control, any excess of the acquisition cost over the Company’s interest in the fair value of the subsidiary’s identifiable assets, net of liabilities, as of acquisition date is recognized as goodwill. Goodwill is amortized using the straight-line method over fifteen years.

The Companies review the carrying amount of goodwill whenever events or circumstances indicate that its value is impaired. Impairment loss is recognized as a charge to current operations.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.

Goodwill and Other Intangible Assets (continued)

At the time of acquisition of a subsidiary, any intangible assets recognized are amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years

Brand

8

Customer base

- Prepaid

6

- Post-paid

5

Spectrum license

5

m.

Bonds/Debt Issuance Cost

Expenses incurred in connection with the issuance of bonds/debt are deducted from the proceeds thereof. The difference between the net proceeds and the nominal value of the bonds/debt is recognized as premium or discount that should be amortized over the term of the bonds/debt.

n.

Treasury Bonds

Repurchased instruments of indebtedness that are not retired are treated in the consolidated financial statements as if they were retired. The difference between the face value of the instruments of indebtedness and their fair value is credited or charged to current operations.

o.

Stock-based Compensation

In accordance with SAK 53, “Accounting for Stock-based Compensation”, compensation expenses are accrued during the vesting period based on the fair values of all stock options as of the grant date.

p.

Revenue and Expense Recognition

Fixed Telecommunication - International Calls

Revenues from services are accounted for on the accrual basis. At the end of each period, income from outgoing international call  traffic is recognized on the basis of the actual recorded traffic for the period. Income from international call traffic from overseas international carriers, for which statements have not been received, is estimated based on historical data.

Operating revenues for interconnection services under interconnection agreements based on revenue-sharing arrangement (Note 37) are reported on a net basis, after interconnection expenses and after allocations to overseas international carriers. Operating revenues for interconnections that are not made under contractual sharing agreements, i.e., based on tariff as stipulated by the Government (Note 36), are reported on a gross basis, before interconnection expenses/charges (Note 26) but net of allocations to overseas international carriers. These interconnection expenses/charges are accounted for as operating expenses in the period these are incurred.

Cellular

Cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p.

Revenue and Expense Recognition (continued)

Cellular (continued)

For post-paid subscribers, activation fees are recognized upon activation of new subscribers in the Company’s cellular network while monthly service fees are recognized as the service is provided.

For prepaid customers, the activation component of starter package sales is recognized upon delivery to dealers or direct sale to end-customers. Sales of initial/reload vouchers are recorded as unearned revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

Revenues from interconnection fees with operators (usage revenues) are recognized monthly on the basis of the actual recorded traffic for the month.

MIDI

Satellite Lease

Revenues are recognized on a straight-line basis over the lease term.

Frame Net, World Link and Direct Link

Revenues arising from installation service are recognized upon the completion of the installation of equipment used for network connection purposes in the customers’ premises. Revenues from monthly service fees are recognized as the services are provided.

Revenues from other MIDI services are recognized when the services are rendered.

Other Services

Revenues from other services are recognized when the services are rendered.

Expenses

Expenses are recognized when incurred (accrual basis).

q.

Personnel Costs

Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets.

r.

Pension Plan and Employee Benefits

Pension costs under the Companies’ defined benefit pension plans are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. Prior service cost is recognized over the estimated average remaining service periods of the employees.

Prior to 2004, pension costs were accounted for on a basis consistent with SAK 24, “Accounting for Pension Benefit Costs”.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.

Pension Plan and Employee Benefits (continued)

In July 2004, the Indonesian Institute of Accountants issued SAK 24 (Revised 2004), “Employee Benefits”, which regulates the accounting and disclosure for Employee Benefits and covers not only retirement benefits but also short-term (e.g. paid annual leave, paid sick leave) and other long-term benefits (e.g. long-service leave, post-employment medical benefits). SAK 24 (Revised 2004) replaced SAK 24 issued in 1994 which covered only retirement benefit cost. The initial implementation of this accounting pronouncement should be applied retroactively which requires restatement against the beginning balance of retained earnings of the earliest comparative period presented. In 2004, the Company and Subsidiaries early adopted SAK 24 (Revised 2004) which is effective for financial statements covering the periods beginning on or after July 1, 2004 but encourages early adoption (Note 4).

s.

Derivatives

Derivative instruments are accounted for in accordance with SAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”. SAK 55 establishes the accounting and reporting standards which require that every derivative instrument (including embedded derivatives) be recorded in the balance sheet as either an asset or a liability as measured at fair value of each contract. SAK 55 requires that changes in a derivative fair value be recognized currently in earnings unless specific hedges allow a derivative gain or loss to offset related results on the hedged item in the statements of income, and that an entity must formally document, designate and assess the effectiveness of transactions that meet hedge accounting. None of the Company’s derivative instruments are designated as hedging instruments for accounting purposes.

t.

Foreign Currency Transactions and Balances

Transactions involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At balance sheet date, monetary assets and liabilities denominated in foreign currencies are adjusted to reflect the average buying and selling rates prevailing at such date as published by Bank Indonesia and the resulting gains or losses are credited or charged to current operations, except for foreign exchange differentials that can be attributed to qualifying assets which are capitalized to assets under construction and installation.

For September 30, 2004 and 2005, the rates of exchange used (in full amounts) were Rp9,170 and Rp10,310 to US$1, respectively, computed by taking the average of the last buying and selling rates of bank notes published by Bank Indonesia.

u.

Income Tax

Current tax expense is provided based on the estimated taxable income for the period. Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits, such as the carry-forward of unused tax losses, are also recognized to the extent that such benefits are more likely than not to be realized. The tax effects for the period are allocated to current operations, except for the tax effects from transactions which are directly charged or credited to stockholders’ equity.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.

Income Tax (continued)

For each of the consolidated entities, the tax effects of temporary differences and tax loss carryover, which individually are either assets or liabilities, are shown at the applicable net amounts.

v.

Segment Reporting

The Companies follow Revised SAK 5, “Segment Reporting”, in the presentation of segment reporting in their financial statements. The Revised SAK 5 provides more detailed guidance for identifying reportable business segments and geographical segments. The financial information which is used by management for evaluating the segment performance is presented in Note 39.

w.

Basic Earnings per Share/ADS and Diluted Earnings per Share/ADS

In accordance with SAK 56, “Earnings Per Share”, basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the period after considering the effect of exercise of ESOP Phase I (Note 31).

Diluted earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the period, after considering the dilutive effect caused by the stock options  relating to the ESOP (Note 20).

Basic/diluted earnings per ADS is computed by multiplying basic/diluted earnings per share by 50, which is equal to the number of shares per ADS.

x.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.

TRANSLATIONS OF RUPIAH INTO UNITED STATES DOLLAR

The consolidated financial statements are stated in rupiah. The translations of the rupiah into United States dollar (US$) are included solely for the convenience of the readers, using the average buying and selling rate published by Bank Indonesia (Central Bank) on September 30, 2005 of Rp10,310
to US$1 (in full amounts). The convenience translations should not be construed as representations that the rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

4.

RESTATEMENT OF 2004 CONSOLIDATED FINANCIAL STATEMENTS

SAK 38

Following the regulatory reform of the Indonesian telecommunication sector through the Telecommunications Law No. 36/1999 and the Blueprint of the Indonesian Government’s Policy on Telecommunications dated September 17, 1999, in April 2001, the Company entered into cross-ownership transactions with Telkom to:

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

4.

RESTATEMENT OF 2004 CONSOLIDATED FINANCIAL STATEMENTS (continued)

SAK 38 (continued)

•

Sell the Company’s 35% equity interest in PT Telekomunikasi Selular

•

Acquire Telkom’s 22.5% equity interest in Satelindo

•

Acquire Telkom’s 37.21% equity interest in Lintasarta.

At the time of the transactions, both the Company and Telkom were entities under common control by the Government of the Republic of Indonesia, the major stockholder of both companies.

The above transactions with Telkom were accounted for under the pooling-of-interests method.
The net difference amounting to Rp4,359,259 between the net consideration paid or received and the net assets of the investees acquired or sold was credited to “Difference in Value from Restructuring Transactions of Entities under Common Control”.

In 2002 and 2003, as a result of its transactions with Telkom to sell its equity interest in PT Pramindo Ikat Nusantara (“PIN”) (Note 10), the Company also recorded the gain on sale of its investment in PIN amounting to Rp109,184 and Rp32,207 in 2002 and 2003, respectively, as “Difference in Value from Restructuring Transactions of Entities under Common Control”.

On December 15, 2002, the Government of the Republic of Indonesia (Government) entered into a Share Purchase Agreement with ICL for the sale of the Government’s 41.94% equity interest in the Company to ICL (Note 19), which triggered the change in the status of the Company from a state-owned entity (Persero) to a foreign capital investment company which was approved by the Ministry of Justice and Human Rights on March 21, 2003 (Note 1a). This resulted in the transfer of the control of the Company to the private sector, hence the loss of the common control status between the Company and Telkom, as the Government no longer had control over the Company.

In 2004, the Company early adopted SAK 38 (Revised 2004) (Note 2c) resulting in the realization of the gain previously credited to “Difference in Value from Restructuring Transactions of Entities under Common Control” from the transactions with Telkom. The September 30, 2004 consolidated financial statements have been restated for the retrospective recognition of the realized gain due to the above-mentioned privatization conducted by the Government resulting in the loss of the common control between the Company and Telkom.

SAK 24

The Company also early adopted SAK 24 (Revised 2004) (Note 2r). As a result, the Company recalculated its liability relating to the employee benefits to conform with the treatment in SAK 24 (Revised 2004) which requires retrospective application (i.e., the shortfall of the liability for the benefits as of the beginning of the earliest comparative period presented in the consolidated financial statements should be charged to beginning retained earnings of that period).

A summary of the changes in the September 30, 2004 consolidated financial statements as a result of the retrospective application of SAK 38 (Revised 2004) and SAK 24 (Revised 2004) is as follows:

As Previously

    Reported

As Restated

Consolidated Balance Sheet

Total Assets

27,347,801

27,205,309

Total Liabilities

14,211,874

14,201,721

Total Stockholders’ Equity

13,135,927

13,003,588

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

4.

RESTATEMENT OF 2004 CONSOLIDATED FINANCIAL STATEMENTS (continued)

As Previously

    Reported

As Restated

Consolidated Statement of Income

Operating Expenses

5,128,941

5,125,897

Other Expenses - Net

639,126

528,198

Net Income

1,378,624

1,516,240

Consolidated Statement of Changes in Stockholders’ Equity

Difference in Value from Restructuring Transactions

of Entities under Common Control

4,610,875

-

Retained Earnings - Unappropriated

Beginning of the period

6,061,311

10,402,230

End of period

6,670,650

11,149,186

5.

CASH AND CASH EQUIVALENTS

This account consists of the following:

2004

2005

Cash on hand

Rupiah

1,707

1,107

U.S. dollar (US$12 in 2004 and US$27 in 2005)

109

282

1,816

1,389

Cash in banks

Related parties (Note 30)

Rupiah

PT Bank Mandiri (Persero) Tbk (“Mandiri”)

17,440

22,648

PT Bank Pembangunan Daerah DKI Jakarta

4,303

3,365

PT Bank Danamon Indonesia Tbk (“Danamon”)

1,688

1,768

PT Bank Syari’ah Mandiri (“Mandiri Syari’ah”)

-

1,404

PT Bank Negara Indonesia (Persero) Tbk (“BNI”)

8,835

1,356

PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)

-

1,080

PT Bank International Indonesia Tbk (“BII”)

-

676

PT Bank Tabungan Negara

-

624

Others (each below Rp500)

3,081

915

U.S. dollar

Mandiri (US$987 in 2004 and US$375 in 2005)

9,099

3,866

Others (US$123 in 2004 and US$72 in 2005)

1,126

738

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

5.

CASH AND CASH EQUIVALENTS (continued)

2004

2005

Third parties

Rupiah

Deutsche Bank A.G., Jakarta Branch

20,421

24,429

PT Bank Central Asia Tbk (“BCA”)

105,692

9,543

PT Bank Niaga Tbk (“Niaga”)

1,562

4,492

Citibank N.A., Jakarta Branch

-

3,458

PT Bank Umum Koperasi Indonesia (“Bukopin”)

-

3,430

PT Bank Permata Tbk (formerly “PT Bank Bali Tbk”)

-

1,192

PT Bank Artha Graha

-

500

Others (each below Rp500)

5,922

2,114

U.S. dollar

Deutsche Bank A.G., Jakarta Branch (US$3,383 in 2004

and US$23,735 in 2005)

31,022

244,718

Citibank N.A., Jakarta Branch (US$796 in 2004 and

US$707 in 2005)

7,235

7,287

Niaga (US$71)

653

-

Others (US$57 in 2004 and US$96 in 2005)

537

986

218,616

340,589

Time deposits

Related parties (Note 30)

Rupiah

Mandiri

658,571

624,923

BRI

387,000

200,000

Danamon

267,900

200,000

Mandiri Syari’ah

145,500

185,000

BNI

234,315

125,715

PT Bank Tabungan Negara (Persero)

5,000

7,000

PT Bank Pembangunan Daerah Sulawesi Utara

-

3,500

Lain-lain

16,250

-

U.S. dollar

Mandiri (US$8,520 in 2004 and US$68,527 in 2005)

78,128

706,513

Danamon (US$20,000 in 2004 and US$40,000 in 2005)

183,400

412,400

BRI (US$27,000 in 2004 and US$35,000 in 2005)

247,590

360,850

Mandiri Syari’ah (US$10,000 in 2004 and US$15,000 in 2005)

91,700

154,650

Third parties

Rupiah

Deutsche Bank A.G., Jakarta Branch

476,000

830,000

PT Bank Muamalat Indonesia Tbk (“Muamalat”)

-

180,000

Bukopin

247,800

162,500

Niaga

75,100

101,500

Standard Chartered

-

100,000

Mega

20,500

10,905

BCA

-

3,000

PT Bank Bumiputera Indonesia Tbk

60,000

-

Others

50,007

6

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

5.

CASH AND CASH EQUIVALENTS (continued)

2004

2005

U.S. dollar

Bukopin (US$25,000 in 2004 and US$42,498 in 2005)

229,250

438,150

Deutsche Bank A.G., Jakarta Branch (US$36,000 in 2004

and US$40,000 in 2005)

330,120

412,400

Niaga (US$4,274 in 2004 and US$17,651 in 2005)

39,195

181,983

Bank Muamalat (US$5,000)

-

51,550

BCA (US$14,876)

136,409

-

3,979,735

5,452,545

Total

4,200,167

5,794,523

Time deposits denominated in rupiah earned interest at annual rates ranging from 4.00% to 7.25% in 2004 and from 4.00% to 11.00% in 2005, while those denominated in U.S. dollar earned interest at annual rates ranging from 0.55% to 1.12% in 2004 and from 0.60% to 4.25% in 2005.

The interest rates on time deposits in related parties are comparable to those offered by third parties.

6.

ACCOUNTS RECEIVABLE - TRADE - TELKOM

This account represents receivables for uncollected international calls, telex and telegram charges to subscribers which were billed by Telkom, and receivables from cellular interconnection revenue net of interconnection charges payable to Telkom for these services and for leased circuits, and other charges (Note 30).

The aging schedule of the accounts receivable is as follows:

2004

2005

Number of

Percentage

Percentage

Months Outstanding

Amount

(%)

Amount

(%)

0 - 3 months

240,305

62.11

109,817

54.55

4 - 6 months

90,749

23.45

56,815

28.22

over 6 months

55,876

14.44

34,693

17.23

Total

386,930

100.00

201,325

100.00

The changes in the allowance for doubtful accounts provided on the trade accounts receivable from Telkom are as follows:

2004

2005

Balance at beginning of period

90,872

86,884

Reversal

(11,242

)

(363

)

Deduction due to sale of Sisindosat

-

(2,250

)

Write-off

(6,184

)

-

Effect of foreign exchange adjustment

63

308

Balance at end of period

73,509

84,579

6.

ACCOUNTS RECEIVABLE - TRADE - TELKOM (continued)

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

7.

ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES

This account consists of the following:

2004

2005

Overseas international carriers

Digi Telecommunication Sdn.Bhd (US$4,506 in 2004 and US$10,582

in 2005)

41,316

109,096

Saudi Telecom Company, Saudi Arabia (US$7,576 in 2004 and

US$6,588 in 2005)

69,473

67,927

Telekom Malaysia Berhad, Malaysia (US$572 in 2004 and US$6,244

in 2005)

5,247

64,374

Cellular Communication Network (US$5,462 in 2004 and US$4,041

 in 2005)

50,086

41,663

MCI Worldcom, U.S.A. (US$2,929 in 2004 and US$4,012 in 2005)

26,872

41,381

Maxis International Sdn Bhd, Malaysia (US$3,880 in 2004 and US$3,795

in 2005)

35,580

39,124

Cableview Services Sdn Bhd (“Mega TV”), Malaysia (US$3,289 in 2004

and 2005)

30,163

33,913

UAE-Etisalat, United Arab Emirates (US$2,129 in 2004 and US$2,907

in 2005)

19,571

30,016

Jabatan Telekom Brunei, Brunei Darussalam (US$3,705 in 2004

and US$2,766 in 2005)

33,976

28,512

Mega Media Broadcasting Network Co. Ltd., Taiwan (US$2,203 in 2004

and 2005)

20,202

22,714

Equant Network Services Pte. Ltd., United Kingdom (US$3,334 in 2004

and US$1,830 in 2005)

30,675

18,871

DDI Corporation, Japan (US$4,415 in 2004 and US$1,794 in 2005)

40,489

18,505

NTT Communications Corporation, Japan (US$1,081 in 2004 and

US$1,750 in 2005)

9,923

18,043

T-System International Gmbh, Germany (US$2,217 in 2004 and US$1,671

in 2005)

20,333

17,225

TT dotCom Sdn Bhd, Malaysia (US$2,868 in 2004 and US$1,440 in 2005)

26,301

14,851

People’s Television Network, Canada (US$1,270 in 2004 and 2005)

11,645

13,093

Korea International Telecommunication, Korea (US$2,849 in 2004 and

US$1,204 in 2005)

26,122

12,412

Reach Hongkong, HongKong (US$2,920 in 2004 and US$1,171 in 2005)

26,780

12,078

Citic Telecom, Hongkong (US$1,006 in 2004 and US$699 in 2005)

9,225

6,172

Chunghwa Telecom Co. Ltd., Taiwan (US$3,476 in 2004 and US$489

in 2005)

31,871

5,039

Dacom Corporation, Korea (US$1,511 in 2004 and US$476 in 2005)

13,857

4,907

MobileOne (Asia) Pte. Ltd., Singapore (US$1,105 in 2004 and US$412

in 2005)

10,135

4,247

AT&T, U.S.A. (US$6,855 in 2004 and US$214 in 2005)

62,856

2,204

Mercury, United Kingdom (US$1,479)

13,559

-

Others (each below Rp2,000 including US$23,177 in 2004 and

US$19,212 in 2005)

212,489

199,111

878,746

825,478

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

7.

ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES (continued)

2004

2005

Local companies

PT Cipta Televisi Pendidikan Indonesia (US$797 in 2004 and US$3,062

in 2005)

7,373

31,624

PT Cyberindo Aditama (US$595 in 2004 and US$1,083 in 2005)

5,461

11,163

PT Satkomido (US$749 in 2004 and US$875 in 2005)

6,865

9,018

PT Cakrawala Andalas Televisi (US$1,308 in 2004 and US$871 in 2005)

11,996

8,984

PT Ratelindo

12,911

5,845

PT Primacom Interbuana (US$692 in 2004)

6,341

5,816

Other (each below Rp5,000, incluinding US$25,533 in 2004 and

US$9,107 in 2005)

238,281

246,723

289,228

319,173

Post-paid subscribers from:

Cellular

278,990

414,594

Others (FWA)

561

12,177

279,551

426,771

Total

1,447,525

1,571,422

Less allowance for doubtful accounts

337,861

507,531

Net

1,109,664

1,063,891

The aging schedule of the accounts receivable is as follows:

2004

2005

Number of

Percentage

Percentage

Months Outstanding

Amount

(%)

Amount

(%)

0 - 6 months

870,378

60.13

805,583

51.26

7 - 12 months

302,183

20.88

294,286

18.73

13 - 24 months

100,064

6.91

268,621

17.09

over 24 months

174,900

12.08

202,932

12.92

Total

1,447,525

100.00

1,571,422

100.00

As of September 30, 2005, approximately 4.16% of accounts receivable - trade are pledged as collateral for long-term bank loans obtained by Lintasarta (Note 17).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

7.

ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES (continued)

The changes in the allowance for doubtful accounts provided on the accounts receivable - trade from third parties are as follows:

2004

2005

Balance at beginning of period

353,221

375,001

Provision (reversal)

(35,923

)

123,581

Write-off

(2,517

)

-

Deduction due to sale of Sisindosat

-

(4,260

)

Effect of foreign exchange adjustment

23,080

13,209

Balance at end of period

337,861

507,531

The effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain (Loss) on Foreign Exchange - Net”.

There are no significant concentrations of credit risk, except for the trade accounts receivable from Telkom (Note 6).

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

8.

PREPAID TAXES

This account consists of the following:

2004

2005

Claims for tax refund

220,306

356,866

Value Added Tax (“VAT”)

206,499

346,497

Others

38,559

110,961

Total

465,364

814,324

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

8.

PREPAID TAXES (continued)

Claims for tax refund in 2004 and 2005 mainly consist of the Company’s claims for tax refund from the excess prepayments of the Company’s income tax articles 22, 23 and 25 over the Company’s current income tax expense.

In April 2004, the Company received the payment of its claims for tax refund from the Tax Office amounting to Rp1,044,853 consisting of tax refund for prepaid VAT from the transfer of IM3’s and Satelindo’s inventories and properties and equipment to the Company due to the merger in 2003 and refund for the Company’s excess prepayment of its 2002 current income tax.

In June 2005, the Company received the payment of IM3’s claims for tax refund from the Tax Office amounting to Rp49,186 consisting of the excess prepayment of IM3’s income tax articles 22, 23 and 25 over its current income tax expense for fiscal years 2001 - 2003 and refund for prepaid VAT for fiscal year 2003.

In September 2005, the Company received the payment of its claims for tax refund from the Tax Office amounting to Rp119,195 consisting of the excess prepayment of the Company’s income tax articles 22, 23 and 25 over its current income tax expense for fiscal year 2003, net of payment for underpayment of income tax articles 4(2), 22, 23, 26 and VAT.

9.

INVESTMENTS IN ASSOCIATED COMPANIES

This account consists of the following investments which are accounted for under the equity method:

2004

Company’s

Portion of

Accumulated

Equity in

Undistributed

Net Income (Loss)

of Associated

Equity

Companies/Sale

Carrying

Interest (%)

Cost

of Investments

Value

Investments in:

PT Multi Media Asia Indonesia

26.67

56,512

(212

)56,300

PT Electronic Datainterchange Indonesia

49.00

12,250

15,662

(a)  27,912

Cambodian Indosat Telecommunications S.A

49.00

14,697

(14,697

)-

Others (carrying value below

Rp10,000 each) (b)

20.00 - 46.00

10,334

11,944

22,278

Total

93,793

12,697

106,490

Less allowance for decline in value (b)

59,142

-

59,142

Net

34,651

12,697

47,348

(a)  net of cash dividend amounting to Rp1,652 in 2004

(b)  net of investments in PT Yasawirya Tama Cipta and PT Graha Lintas Properti sold in 2004

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

9.

INVESTMENTS IN ASSOCIATED COMPANIES (continued)

2005

Company’s

Portion of

Accumulated

Equity in

Undistributed

Net Loss

of Associated

Equity

Companies/Sale

Carrying

Interest (%)

Cost

of Investments

Value

Investments in:

PT Multi Media Asia Indonesia

26.67

56,512

(212

)56,300

Cambodian Indosat Telecommunications S.A

49.00

14,697

(149

)14,548

Others (carrying value below

Rp10,000 each) (c)

20.00 - 35.00

5,100

(2,999

)2,101

Total

76,309

(3,360)

72,949

Less allowance for decline in value (c)

72,444

-

72,444

Net

3,865

(3,360

)505

(c)

net of investments in associated companies of Sisindosat, PT Electronic Datainterchange Indonesia, PT Sistelindo Mitralintas and                 PT Kalimaya Perkasa Finance, which were no longer included due to the sale of Sisindosat in January 2005 (Note 1d)

The changes in the carrying value of the investments in associated companies for the nine months ended September 30, 2004 and 2005 are as follows:

2004

2005

Equity in net income of associated

companies

62,259

67

Deduction in the carrying value of the investment due to sale of investment in Sisindosat

-

(32,696

)

Reversal of allowance for decline in value investment due to sale of investment

24,348

-

Sale of investment

(229,179

)

-

Cash dividend received from an associated company

(1,652

)

-

Net Change

(144,224

)

(32,629

)

The economic difficulties faced by Indonesia (Note 40) have substantially affected the Companies’ long-term investments in associated companies. Due to the decline in the value of their investments, the Companies have provided allowance for decline in value of their investments in associated companies amounting to Rp59,142 and Rp72,444 as of September 30, 2004 and 2005, respectively, which the Companies believe is adequate to cover probable losses on those investments.

PT Multi Media Asia Indonesia (“M2A”)

M2A, established in 1997, is engaged in providing satellite-based telecommunications services. Based on a subscription agreement in 1997 among the Company, PT Pacific Satelit Nusantara (“PSN”) and M2A (“the Parties”), the Parties agreed that the Company would participate as a stockholder of M2A, which was previously wholly owned by PSN, by acquiring 485,000,000 new shares of M2A with an aggregate nominal value of US$20,000, representing 26.67% equity interest in M2A. The Parties also agreed that the Company’s investment in M2A would not be less than 20% of the fully paid capital if M2A issued its new shares to Telkom and allocated not more than 5% of the fully paid capital to the Government of the Republic of Indonesia.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

9.

INVESTMENTS IN ASSOCIATED COMPANIES (continued)

Cambodian Indosat Telecommunications S.A. (“Camintel”)

The Company’s investment in Camintel, a joint venture between the Company and the Kingdom of Cambodia, was made in 1995. The main business of the joint venture is to undertake the rehabilitation, expansion, operation and maintenance of telecommunications facilities formerly owned by United Nations Transitional Authority in Cambodia (“UNTAC”), and to provide telecommunications and other services in Cambodia.

On August 11, 2005, the Company entered into a share sale and purchase agreement to sell its 6,590,500 shares in Camintel to a third party for US$1,500. As of September 30, 2005, such sale has not yet been finalized.

PT Electronic Datainterchange Indonesia (“EDI”)

EDI, an associated company of Sisindosat, was established in 1995 to provide electronic data interchange services for the Jakarta (Tanjung Priok) Port Authority and other telecommunications usage services.

In 2000, EDI, together with another party, established a securities company known as PT Adhikarsa Sentra Sekuritas (“AKSES”). EDI has 80% equity interest in AKSES.

Since the Company sold its investment in Sisindosat on January 7, 2005, the Company no longer has indirect investment in EDI.

PT Graha Lintas Properti (“GLP”)

GLP, an associated company of Sisindosat, was established in 1995 to handle the construction of an office building known as “Gedung Sapta Pesona B”.

The economic difficulties faced by Indonesia (Note 40) have affected the development of GLP’s construction project, which has been discontinued since December 1998.

On February 18, 2004, Sisindosat sold its investment in GLP for Rp10,800.

PT Mitra Global Telekomunikasi Indonesia (“MGTI”)

MGTI, established in 1995, has taken over from Telkom the operation of the Central Java Division of Telkom starting January 1, 1996 up to December 31, 2010 under a Joint Operation Scheme (KSO Unit IV).

On September 24, 2003, the Company and the other MGTI stockholders entered into a Sale and Purchase Agreement (“SPA”), wherein all the MGTI stockholders agreed to sell and transfer all of their shares to PT Alberta Telecommunication (“Alberta”) for a total consideration amounting to US$240,000. This consideration includes the amount that should be paid by MGTI stockholders to settle MGTI’s liabilities to its vendors and creditors, but excludes any post-closing consideration that should be paid by MGTI to its stockholders. On January 20, 2004, Alberta and the stockholders of
MGTI closed the share purchase transaction. On January 21, 2004, the Company received in cash its portion of 30.55% of the sales price amounting to US$57,262 (equivalent to Rp483,575). This consideration is net of the settlement of liabilities to MGTI’s vendors and creditors. In addition, on September 7, 2004, the Company received the post-closing consideration from MGTI amounting to US$497 (equivalent to Rp4,065).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

10.

OTHER LONG-TERM INVESTMENTS

This account consists of the following:

2004

2005

Investments in:

Shares of stock accounted for under the cost method - net

102,058

2,631

Convertible bonds - net

-

-

Equity securities which are available-for-sale

99

99

Total

102,157

2,730

a.

Investments in shares of stock which are accounted for under the cost method

2004

Equity

Cost/

Interest (%)

Carrying Value

The International Telecommunications

Satellite Organization

0.34

97,427

PT Broadband Multimedia Tbk

5.00

50,000

ICO Global Communications (Holdings) Limited

0.87

49,977

AlphaNet Telecom Inc.

-

32,149

U.S.A. Global Link, Inc.

19.05

26,249

Others (cost/carrying value below

Rp4,000 each)

10.00 - 17.60

4,631

Total

260,433

 Less allowance for decline in value

158,375

Net

102,058

2005

Equity

Cost/

Interest (%)

Carrying Value

PT Broadband Multimedia Tbk

5.00

50,000

ICO Global Communications (Holdings) Limited

0.87

49,977

AlphaNet Telecom Inc.

-

32,149

Others (cost/carrying value below

Rp4,000 each) *

10.00 - 16.67

2,631

Total

134,757

 Less allowance for decline in value *

132,126

Net

2,631

*

net of investment in PT Patrakomindo sold in August 2005

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

10.

OTHER LONG-TERM INVESTMENTS (continued)

b.

Investments in convertible bonds

As of September 30, 2004 and 2005, this account consists of:

AlphaNet Telecom Inc.

71,441

PT Yasawirya Indah Mega Media

18,000

Total

89,441

Less allowance for decline in value

89,441

Net

-

c.

Equity securities which are available-for-sale

As of September 30, 2004 and 2005, this account consists of:

BNI

89

Telkom

10

Total

99

The economic difficulties faced by Indonesia (Note 40) have substantially affected the Companies’ other long-term investments. Consequently, the Companies provided an allowance for decline in value of their investments in shares of stock accounted for under the cost method and in convertible bonds amounting to Rp247,816 and Rp221,567 as of September 30, 2004 and 2005, respectively, which management believes is adequate to cover probable losses on the investments.

PT Broadband Multimedia Tbk (“BM”)

On April 20, 2004, the Company entered into a shares sale and purchase agreement to purchase from a third party such third party’s 5% equity interest in BM for Rp50,000. BM is engaged in cable television and internet network provider services.

ICO Global Communications (Holdings) Limited (“I-CO”)

In 1995, the Company subscribed to the shares of I-CO, a subsidiary of The International Mobile Satellite Organization that is domiciled in the Bahamas. I-CO provides satellite constellation and related mobile services from, and based on, the satellites.

AlphaNet Telecom Inc. (“ATI”)

ATI, a company incorporated in Canada, was engaged in the design, development, installation, operation and worldwide marketing of fax messaging and information service to business travellers, the hotel industry and users of personal computers and personal digital assistants. “Inn Fax”, “Follow Fax” and “Follow Fax PC” were the registered trademarks of ATI. The Company had a 14.5% equity interest in ATI and an investment in convertible bonds of ATI with a principal amount of CAD35,000,000.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

10.

OTHER LONG-TERM INVESTMENTS (continued)

AlphaNet Telecom Inc. (“ATI”) (continued)

In 1999, based on a resolution of its Board of Directors, ATI announced that it had filed an announcement of bankruptcy with the Toronto Stock Exchange. Based on this fact, the Company provided 100% allowance for losses on its investments in ATI.

As a result of ATI’s liquidation process, the Company received on March 9, 2001 the amount of Rp12,923 (CAD2,028,670) from the sale of ATI’s assets. On September 23, 2004, the Company received the last liquidation payment amounting to Rp8,557 (CAD1,208,272) from ATI’s trustee. As the liquidation process has been completed, the Company is currently in the process of formalizing the write-off of the investment.

The International Telecommunications Satellite Organization (“Intelsat”)

Intelsat is an international organization providing worldwide telecommunications satellite services. The Company’s investment in Intelsat was made in 1985.

In March 2001, the Company sold a portion of its equity interest in Intelsat, which resulted in a decrease in its equity interest in Intelsat to 0.34%. On July 18, 2001, Intelsat became a private company. The Company’s capital contributions in Intelsat totalling US$11,567 were converted into 1,686,270 shares and became the basis of recording the investment under the cost method.

On January 28, 2005, the Company sold its investment in Intelsat for US$10,539 (equivalent to Rp96,381) resulting in loss on sale of investment amounting to Rp1,046. On April 7, 2005, the Company received the proceeds from the sale.

U.S.A. Global Link, Inc. (“Global Link”)

In 1996, Sisindosat acquired Global Link, a company incorporated in the U.S.A and engaged mainly in the provision of callback services.

As resolved in the Annual General Meeting of the Stockholders of Sisindosat held on June 15, 2001, the stockholders agreed to the liquidation of Global Link based on the request of the primary stockholder of Global Link. Sisindosat provided 100% allowance on its investment in Global Link.

In December 2004, based on U.S. counsel’s opinion, Sisindosat wrote off its investment in Global Link.

PT Datakom Asia (“DA”)

DA is the holding company for the companies in the Datakom group engaged in direct satellite broadcasting, post-production services and integrated radio telecommunications services.

In 1997, the Company purchased 5% equity interest in DA at the price of Rp50,000 under the condition that DA or another appointed party would repurchase the Company’s 5% equity interest in DA at the price of Rp50,000 plus interest if the Company could not exercise its option to subscribe to additional DA shares because DA failed to undertake the initial public offering (“IPO”) of its shares by December 31, 1999.

DA failed to undertake its IPO in 1999. On April 20, 2004, the Company entered into a shares sale and purchase agreement to sell to a third party the Company’s 5% equity interest in DA for Rp50,000.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

10.

OTHER LONG-TERM INVESTMENTS (continued)

PT Pramindo Ikat Nusantara (“PIN”)

In 1997, the Company acquired 13% equity interest in PIN from shares owned by PT Astratel Nusantara, PT Intertel Pratamamedia and Koperasi Pegawai Kantor Pusat Departemen Pariwisata, Pos dan Telekomunikasi. Under a Joint Operation Scheme (“KSO”), PIN has taken over from Telkom the operations of Telkom’s Regional Division I (Sumatra) starting January 1, 1996 to December 31, 2010.

On April 19, 2002, Telkom and the PIN stockholders, which include the Company, entered into a Conditional Sale and Purchase Agreement (“CSPA”), whereby the stockholders agreed to sell and transfer all their shares in PIN to Telkom at a total selling price of approximately US$381,499, in three share-purchase transactions, as follows:

-

30% of the shares at the Initial Closing Date, which was expected to occur on August 1, 2002

-

15% of the shares at the Interim Closing Date, which was expected to occur not later than September 30, 2003

-

55% of the shares at the Subsequent Closing Date, which was expected to occur not later than December 31, 2004.

Telkom paid approximately US$9,264 in cash as initial payment after the release of the PIN pledged shares by, and upon repayment by PIN of all amounts (principal, interest and others) payable to, International Finance Corporation (one of PIN’s stockholders), which occurred on September 17, 2002. At the initial payment date, the stockholders of PIN also received net working capital reimbursement from PIN. The balance of the selling price of approximately US$372,235, plus the corresponding interest for the applicable period, was settled by Telkom through the issuance of promissory notes payable in ten quarterly installments of specific amounts.

Based on an amendment dated August 1, 2002 to the CSPA, the Initial Closing Date was changed to August 15, 2002. In addition, the sum of Rp3,250 was withheld by Telkom from the initial installment of the working capital reimbursement as a security for the costs of obtaining land title certificates for the account of PIN.

In 2002, the Company received from Telkom US$5,414 for the initial payment (including interest) and Rp32,199 for the working capital reimbursement.

On September 30, 2003, the Company closed its second share-purchase transaction with Telkom by the sale of its 1.95% equity investment in PIN for US$7,439 (including interest).

On December 15, 2003, the Company received from Telkom the proceeds of the latter’s promissory notes amounting to US$2,560 (equivalent to Rp21,737) intended as part of the settlement of the shares to be sold at the Subsequent Closing Date.

On March 15, 2004, the Company closed its third share-purchase transaction under the CSPA with Telkom by the sale of its 7.15% equity investment in PIN for US$26,592 (including interest and US$2,560 which was already received on December 15, 2003, see above).

The gain on sale of investment in PIN from the first and second share-purchase transactions amounting to Rp109,184 in 2002 and Rp32,207 in 2003, respectively, was previously recorded as part of “Difference in Value from Restructuring Transactions of Entities under Common Control”, which is a component of Stockholders’ Equity. Due to early adoption of SAK 38 (Revised 2004) by the Company, its September 30, 2004 consolidated financial statements were restated to adjust such gain (Note 4).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

10.

OTHER LONG-TERM INVESTMENTS (continued)

PT Pramindo Ikat Nusantara (“PIN”) (continued)

The gain on sale of investment in PIN from the third share-purchase transaction amounting to Rp110,929 was credited to operations in 2004.

11.

PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

2004

Balance

Transactions during the Period

Balance

at Beginning

at End

of Period

Additions

Deductions

Reclassifications

of Period

Carrying Value

Landrights

259,743

10,666

-

1,501

271,910

Buidings

358,385

2,449

-

(4,168

)

356,666

Submarine cables

717,258

-

2,201

244,552

959,609

Earth stations

108,484

-

-

30,114

138,598

Inland link

197,856

-

-

7,502

205,358

Switching equipment

308,773

-

-

27,918

336,691

Telecommunications

peripherals

1,258,238

106,993

-

6,418

1,371,649

Information technology

equipment

 643,335

10,435

1,218

455,579

1,108,131

Office equipment

1,053,154

50,254

2,652

(446,194

)

654,562

Building and leasehold

 improvements

439,535

18,820

464

245,473

703,364

Vehicles

15,655

2,488

1,794

-

16,349

Cellular technical

equipment

12,004,516

-

-

3,211,621

15,216,137

Satellite technical

equipment

             1,254,463

-

-

(15,823)

1,238,640

Transmission and cross-

connection equipment

465,007

-

-

(265,165)

199,842

FWA technical equipment

-

-

-

296,169

296,169

Properties under

construction and

installation

2,886,426

3,505,512

215

(3,807,611

)

2,584,112

Total

21,970,828

3,707,617

8,544

(12,114

)

25,657,787

Accumulated Depreciation

Buildings

153,546

19,125

-

(15,169

)

157,502

Submarine cables

237,718

44,466

1,619

70,499

351,064

Earth stations

72,973

5,500

-

12,619

91,092

Inland link

40,599

10,851

-

3,684

55,134

Switching equipment

146,400

20,236

-

(3,266

)

163,370

Telecommunications

peripherals

684,125

117,925

-

(10,093

)

791,957

Information technology

equipment

391,229

110,725

1,217

167,466

668,203

Office equipment

493,384

58,117

2,172

(228,583

)

320,746

Building and leasehold

improvements

192,576

80,797

464

43,451

316,360

Vehicles

9,809

1,550

789

-

10,570

Cellular technical

equipment

4,637,579

1,241,154

-

18,841

5,897,574

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

11.

PROPERTY AND EQUIPMENT (continued)

2004

Balance

Transactions during the Period

Balance

at Beginning

at End

of Period

Additions

Deductions

Reclassifications

of Period

Satellite technical

equipment

570,144

100,526

-

(8,409)

662,261

Transmission and cross -

connection equipment

147,998

19,917

-

(63,154)

104,761

FWA technical equipment

-

12,629

-

-

12,629

Total

7,778,080

1,843,518

6,261

(12,114

)

9,603,223

Less impairment

in value

99,621

-

-

-

99,621

Net Book Value

14,093,127

15,954,943

2005

Transactions during the Period

      Balance

  at Beginning

       Divestment in

 Balance at

    of Period

        Additions

    Deductions

  Reclassifications

a SubsidiaryEnd of Period

Carrying Value

Landrights

283,598

-

-

38,436

(5,250

)316,784

Buildings

376,075

-

-

27,742

(6,546)397,271

Submarine cables

862,818

-

-

22

-

862,840

Earth stations

116,213

-

-

-

-116,213

Inland link

399,382

-

-

95,878

-495,260

Switching equipment

325,287

-

-

11,289

-336,576

Telecommunications

peripherals

1,546,503

154,746

-

61,741

(10,562)1,752,428

Information technology

equipment

871,979

4,411

946

78,820

-954,264

Office equipment

1,131,141

68,713

319

90,704

(17,687)1,272,552

Building and leasehold

 improvements

918,483

674

-

142,215

-

1,061,372

Vehicles

15,361

2,543

1,125

-

(1,425)15,354

Cellular technical

equipment

17,131,651

-

-

1,992,770

-19,124,421

Satellite technical

equipment

1,243,969

-

-

23,191

-1,267,160

Transmission and cross-

connection equipment

471,476

-

-

779

-

472,255

FWA technical equipment

317,499

-

-

14,408

-

331,907

 Properties under

construction and

installation

1,810,075

4,275,237

-

(2,577,995)

-3,507,317

Total

27,821,510

4,506,324

2,390

-

(41,470)32,283,974

Accumulated Depreciation

Buildings

177,433

16,215

-

-

(1,994)    191,654

Submarine cables

309,390

83,368

-

-

-392,758

Earth stations

80,365

27,735

-

-

-108,100

Inland link

61,782

23,923

-

-

-85,705

Switching equipment

173,407

40,023

-

-

-213,430

Telecommunications

peripherals

858,291

204,639

-

-

(3,805)1,059,125

Information technology

equipment

528,608

163,035

946

-

-690,697

Office equipment

587,135

96,668

304

-

(13,803)669,696

Building and leasehold

improvements

289,774

129,337

-

-

-419,111

Vehicles

11,390

1,465

1,111

-

(1,289)10,455

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

11.

PROPERTY AND EQUIPMENT (continued)

2005

Transactions during the Period

      Balance

  at Beginning

       Divestment in

 Balance at

    of Period

        Additions

    Deductions

  Reclassifications

   a SubsidiaryEnd of Period

Cellular technical

equipment

6,491,206

1,207,168

-

-

-7,698,374

Satellite technical

equipment

695,875

107,966

-

-

-803,841

Transmission and cross -

connection equipment

174,288

14,222

-

-

-188,510

FWA technical equipment

22,132

23,760

-

-

-45,892

Total

10,461,076

2,139,524

2,361

-

(20,891)12,577,348

Less impairment in value

117,258

-

17,637

-

-

99,621

Net Book Value

17,243,176

19,607,005

The submarine cables represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

During the nine months ended September 30, 2004 and 2005, sales of certain property and equipment were made as follows:

2004

2005

Proceeds from sale

798

319

Net book value

(2,283

)

(29)

Gain (loss)

(1,485

)

 290

Depreciation charged to operations amounted to Rp1,843,518 and Rp2,139,524 in 2004 and 2005, respectively.

In 2004, the Company recognized impairment loss on Sisindosat property and equipment amounting to Rp17,637 due to the impairment of its investment in Sisindosat as indicated by the sales price of Sisindosat being below the amount of the Company’s investment. Following the sale of the Company’s investment in Sisindosat in January 2005 (Note 1d), such impairment loss was reversed.

Management believes that there is no further impairment in assets value or recovery of the impairment reserve as contemplated in SAK 48.

As of September 30, 2005, approximately 0.86% of property and equipment are pledged as collateral to letter of credit facilities obtained by Lintasarta (Note 17).

As of September 30, 2005, the Companies carry insurance on their respective property and equipment (except submarine cables and landrights) for US$133,847 and Rp23,605,937, including insurance on the Company‘s satellite amounting to US$50,000. In management’s opinion, the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning and aircraft damage and other natural disasters.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

11.

PROPERTY AND EQUIPMENT (continued)

Starting January 1, 2005, the Company changed the estimated useful lives of certain of its property and equipment (Note 2j). The effects of the change are to increase income before income tax as follows:

Period

Amount

Nine months ended September 30, 2005

196,009

Three months ending December 31, 2005

77,335

Year ending December 31, 2006

229,343

Year ending December 31, 2007

223,998

Year ending December 31, 2008

179,771

Year ending December 31, 2009

161,843

Year ending December 31, 2010

107,061

The details of the Companies’ properties under construction and installation as of September 30, 2004 and 2005 are as follows:

Percentage of

Estimated Date

2004

Completion

Cost

of Completion

Cellular technical equipment

37 - 46

1,904,184

October 2004 - March

         2005

Inland link

60 - 65

173,051

October - December 2004

Building and leasehold improvements

55 - 65

170,527

October 2004 - January

         2005

Submarine cables

99

147,761

November 2004

Office equipment

30

51,769

October - November 2004

Telecommunications peripherals

50 - 62

39,126

October - December 2004

Information technology equipment

40 - 50

35,103

October 2004 - February

         2005

Building

75 - 82

18,353

October - December 2004

Switching equipment

65 - 77

15,124

October 2004

Fixed wireless access technical equipment

5 - 15

13,099

October - December 2004

Others

5 - 12

16,015

October - December 2004

Total

2,584,112

2005

Cellular technical equipment

70 - 80

3,068,699

October - December 2005

FWA technical equipment

70 - 80

109,685

October - November 2005

Building and leasehold improvements

70 - 85

96,128

October - November 2005

Inland link

80 - 95

94,428

October - November 2005

Telecommunications peripherals

90 - 95

93,153

October - December 2005

Building

51 - 90

15,145

October 2005

Information technology equipment

60 - 85

11,506

October 2005

Office equipment

90 - 95

7,953

October 2005

Switching equipment

95

1,867

October 2005

Others

95 - 97

8,753

October 2005

Total

3,507,317

Borrowing costs (interest expense) capitalized to properties under construction and installation for the nine months ended September 30, 2004 and 2005 amounted Rp71,245 and Rp6,555, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

12.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arose from acquisition of equity interest in Bimagraha and Satelindo in 2001 and 2002, respectively (Note 1e).

The details of the other intangible assets arising from the acquisition of Satelindo in 2002 are as follows:

Amount

Customer base

- Post-paid

154,220

- Prepaid

73,128

Spectrum license

222,922

Brand

147,178

Total

597,448

Starting January 2003, the Company changed its goodwill amortization period from 5 years to become 15 years. The effect of the change is an increase in income before income tax as follows:

Period

Amount

Nine months ended September 30, 2005

429,240

Three months ending December 31, 2005

143,079

Year ending December 31, 2006

271,798

The analysis of goodwill and other intangible assets is as follows:

2004

2005

Balance at beginning of period

3,344,939

3,012,578

Amortization of goodwill

(169,761

)

(169,761

)

Amortization of other intangible assets

(79,510)

(79,510)

Balance at end of period

3,095,668

2,763,307

13.

LONG-TERM ADVANCES

This account represents advances to suppliers and contractors for the procurement or construction of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction of the property and equipment has reached a certain percentage of completion.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

14.

PROCUREMENT PAYABLE

This account consists of payables to the following vendors/contractors:

2004

2005

Ericsson AB, Sweden (US$11,302 in 2004

and US$74,650 in 2005)

103,640

769,643

Siemens Aktiengesellschaft, Germany (including US$32,288 in 2004 and US$26,558 in 2005)

297,502

273,817

Alcatel CIT, France (including US$11,443 in 2004 and

US$16,848 in 2005)

105,455

174,029

PT Ericsson Indonesia (including US$381 in 2004 and

US$8,979 in 2005)

8,867

169,942

PT Alcatel Indonesia (including US$1,721 in 2004 and

US$6,308 in 2005)

22,074

96,766

PT Nexwave (including US$6,197)

-

70,216

Siemens Mobile Communications S.p.A, Italy (US$1,582 in 2004

and US$6,446 in 2005)

14,506

66,457

PT Alvarid Mas (including US$3,756)

-

43,319

Nokia Corporation, Finland (US$4,152)

-

42,805

ZTE Corporation, China (including US$3,924)

-

40,868

ZTE Indonesia (including US$3,653)

-

39,830

PT Sumacom Mitra (including US$2,968 in 2004 and

US$3,539 in 2005)

27,307

36,484

PT Siemens Indonesia (including US$104 in 2004 and

US$1,365 in 2005)

1,499

23,251

Kopindosat

8,182

19,837

PT Karya Mitra Nugraha

569

18,002

NT System Company Limited, HongKong (US$1,533)

-

15,810

PT Nokia Network (including US$5,948 in 2004 and US$1,037 in 2005)

64,688

14,417

PT Dawamiba Engineering

8,969

11,968

PT Asiakomnet Multimedia (including US$800 in 2004 and

US$1,040 in 2005)

7,338

11,409

Alcatel Italia S.p.A, Italy (including US$1,061)

-

10,941

PT Sisindokom Lintasbuana (including US$127 in 2004 and

US$770 in 2005)

2,164

9,834

PT NEC Indonesia (including US$1,438 in 2004 and US$729 in 2005)

13,259

9,222

PT Ciptakomunindo Pradipta

2,095

8,798

Mega Pratama Semesta (including US$425 in 2004 and

US$778 in 2005)

4,108

8,608

M-Com Asia Pte Ltd, Singapore (US$793)

-

8,171

PT Ekaprasarana Primatel (including US$1,691 in 2004 and

US$709 in 2005)

15,819

7,836

PT Lintas Teknologi Indonesia (including US$63 in 2004 and

US$574 in 2005)

2,351

7,641

PT Tricipta Persada Nusantara (including US$590 in 2004 and

US$655 in 2005)

5,818

7,427

PT Menara Bina Diesel

176

7,222

PT Marsh Indonesia (US$670)

-

6,908

PT Askomindo Dinamika (including US$33 in 2004 and US$667 in 2005)

333

6,879

CV Jasa Utama

1,104

6,714

Mitra Teleinformatika Perkasa (including US$502)

-

5,688

PT Rekapranata Ciptatangguh

3,564

5,594

PT Bukit Jaya Abadi

5,319

5,527

PT Brainstorm Communications

13

5,437

14.

PROCUREMENT PAYABLE (continued)

2004

2005

PT Senopati Sellularindo

5,945

5,380

PT Mitra Buana Sentosa (including US$764 in 2004 and

US$511 in 2005)

7,010

5,263

PT Hariff Daya Tunggal Engineering

(including US$1,111 in 2004

and US$30 in 2005)

10,285

2,867

PT Transistel Nusantara

-

2,359

PT Duta Sembilan Kartika

5,785

2,298

PT Industri Telekomunikasi Indonesia (including US$268 in 2004)

8,528

1,679

PT Rama Perwira

5,272

1,676

Others (including US$35,139 in 2004 and US$8,674 in 2005,

each below Rp1,500)

588,645

352,863

Total

1,358,189

2,441,702

15.

TAXES PAYABLE

The taxes payable as of September 30, 2004 and 2005 are as follows:

2004

2005

Estimated corporate income tax payable,

less tax prepayments of Rp193,873 in 2004

and Rp276,374 in 2005

22,172

16,149

Income taxes:

Article 21

14,059

15,886

Article 22

2,646

4,403

Article 23

50,574

41,049

Article 25

673

20,049

Article 26

9,804

10,298

Article 29

-

108

VAT

17,278

3,441

Others

5,663

21,505

Total

122,869

132,888

The reconciliation between income before income tax and estimated taxable income (tax losses    carry-over) of the Company for the nine months ended September 30, 2004 and 2005 is as follows:

         2004

 (As Restated -

       Note 4)

        2005

Income before income tax per consolidated statements of income

2,211,625

1,514,821

Subsidiaries’ income before income tax and effect of inter-company consolidation eliminations

(76,964

)

(81,283

)

Income before income tax of the Company

2,134,661

1,433,538

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

         2004

 (As Restated -

       Note 4)

        2005

Positive adjustments

Provision for doubtful doubtful accounts

-

145,250

Assessment for income taxes and related penalties

784

72,412

Accrual of postretirement benefits

36,100

65,917

Compensation expense for ESOP

57,049

54,675

Donation

20,670

11,499

Representation and entertainment

5,254

8,189

Provision for termination, gratuity and compensation benefits of employee

6,542

7,196

Gain on sale of investment in associated companies and

other long-term investment

36,084

-

  Others

4,041

 1,648

Negative adjustments

Depreciation - net

(455,965

)

(611,267

)

Interest income already subjected

to final tax

(103,565

)

(126,504

)

Sale of investment in associated company and other long-term investment

(25,000

)

(109,691

)

Equity in net income of investees

(133,495

)

  (98,446

)

Amortization of goodwill and other intangible assets

(61,768

)

(33,835)

Capitalization of interest expense and personnel expense to fixed assets

-

(29,085)

Accrual of renumeration and other employee benefits

(11,032

)

(16,555)

Net periodic pension cost

(8,863

)

(12,047

)

Reversal of allowance for doubtful accounts

(12,670

)

-

Write-off of accounts receivable

(6,184

)

-

Others

(3,179

)

(3,363

)

Estimated taxable income of the Company before tax losses carry-over

1,479,464

759,531

Tax losses carry-over at beginning of period

(934,637)

-

Estimated taxable income (tax losses carry-over) at end of period of the Company

544,827

759,531

The computation of the total income tax expense for the nine months ended September 30, 2004 and 2005 is as follows:

         2004

 (As Restated -

       Note 4)

        2005

Estimated taxable income of the Company

544,827

759,531

Income tax expense - current (at statutory tax rates)

Company

163,430

227,842

Subsidiaries

52,615

64,681

Total income tax expense - current

216,045

292,523

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

         2004

 (As Restated -

       Note 4)

        2005

Income tax expense (benefit) - deferred

Effect of temporary differences at enacted maximum tax rate (30%)

Company

Depreciation - net

136,790

183,380

Sale of investment in associated company and other long-term investment

(3,325

)

32,907

Equity in net income of investees

40,048

29,534

Amortization of goodwill and other intangible assets

18,530

10,151

Capitalization of interest expense and personnel expense to fixed assets

-

8,726

Accrual of renumeration and other employee benefits

-

4,967

Net periodic pension cost

2,660

3,614

Provision for doubtful accounts

-

(43,575)

Accrual of postretirement benefits

(7,520)

(19,775)

Compensation expense for ESOP

(17,115

)

(16,403)

Provision for termination, gratuity and compensation benefits of employees

(2,457

)

(2,159)

Tax loss carry-over applied

280,391

-

Reversal of allowance for doubtful accounts

3,801

-

Write-off of accounts receivable

1,855

-

Others

954

(4,098)

454,612

187,269

Subsidiaries

Valuation allowance - net

-

945

Depreciation - net

(6,767

)

(4,891)

Allowance for decline in value of other long-term investments

8,137

(3,282)

Allowance for doubtful accounts

10,027

(1,241)

Tax loss

-

(694)

Write-off of accounts receivable

755

(31)

Equity in net income of investees

742

-

Provision for doubtful accounts

(1,663

)

-

Others

(3,872

)

(491)

7,359

(9,685)

Income tax expense - deferred

461,971

177,584

Total income tax expense

678,016

470,107

The computation of the estimated income tax payable and claim for tax refund for the nine months ended September 30, 2004 and 2005 is as follows:

2004

2005

Income tax expense - current

Company

163,430

227,842

Subsidiaries

52,615

64,681

Total income tax expense - current

216,045

292,523

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

2004

2005

Less prepayments of income tax of the Company

Article

40,461

59,142

Article

47,992

56,474

Article

149,099

163,193

Total prepayments of income tax of the Company

237,552

278,809

Less prepayments of income tax of Subsidiaries

Article 22

1,102

2,696

Article 23

19,285

28,316

Article 25

10,977

17,520

Total prepayments of income tax of Subsidiaries

31,364

48,532

Total prepayments of income tax

268,916

327,341

Estimated income tax payable

Company

-

-

Subsidiaries

22,172

16,149

Total estimated income tax payable

22,172

16,149

Claims for tax refund (presented as part of

“Prepaid Taxes”)

Company

(74,122

)

(50,967

)

Subsidiaries

(921

)

-

Total claims for tax refund

(75,043

)

(50,967

)

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 30% to the combined income, net of loss, before income tax of the Company and Subsidiaries, and the income tax expense as shown in the consolidated statements of income is as follows:

         2004

 (As Restated -

       Note 4)

        2005

Income before income tax per consolidated statements of income

2,211,625

1,514,821

Company’s equity in Subsidiaries’ income before income tax and reversal of inter-company consolidation eliminations

72,520

98,543

Combined income, net of loss, before income tax of the Company and

Subsidiaries

2,284,145

1,613,364

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

         2004

 (As Restated -

       Note 4)

        2005

Income tax expense at the applicable tax rate of 30%

685,243

484,009

Tax effect on permanent differences

Tax expense

2,605

21,770

Donation

6,247

                         3,460

Representation and entertainment

1,673

2,457

Employee benefits

1,444

866

Interest income already subjected

to final tax

(36,017

)

(41,927

)

Others

4,207

(1,402

)

Valuation allowance adjustment

-

945

Adjustment due to tax audit and others

672

(53)

Unrealized tax loss

11,942

(18

)

Income tax expense - net per consolidated statements of income

678,016

470,107

The tax effects of significant temporary differences between financial and tax reporting which are outstanding as of September 30, 2004 and 2005 are as follows:

2004

(As Restated -

Note 4)

2005

Company

Deferred tax assets

Allowance for doubtful accounts - net

139,708

200,317

Accrual of employee benefits - net

60,448

           85,970

Allowance for decline in value of investments in associated

companies and

other long-term investments

81,560

           82,325

Compensation expense for ESOP

24,557

           37,765

Pension cost

41,655

 35,910

Allowance for short-term investment

7,618

             7,618

Total

355,546

449,905

Deferred tax liabilities

Property and equipment

655,227

         968,894

Investment in subsidiaries/associated companies, net of

goodwill and other intangible assets

66,618

         143,694

Deferred bonds and loans issuance costs and discount

6,635

             7,579

Difference in transactions of equity changes in associated

companies/subsidiaries

1,752

             1,801

Others

975

               856

Total

731,207

1,122,824

Deferred tax liabilities - net

375,661

672,919

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

2004

(As Restated -

Note 4)

2005

Subsidiaries (APE in 2004 and 2005, Asiatel in 2004)

Deferred tax assets

Tax loss carry-over

1,631

5,595

Allowance for doubtful accounts - net

135

514

Others

41

21

1,807

6,130

Valuation allowance

(1,631

)

(5,442)

Net

176

688

Deferred tax liabilities

Property and equipment

1,533

1,423

Others

393

526

Total

1,926

1,949

Deferred tax liabilities - net

1,750

1,261

Total deferred tax liabilities - net

377,411

674,180

Subsidiaries (Lintasarta and IMM in 2004 and 2005,

Sisindosat in 2004)

Deferred tax assets

Property and equipment

22,716

26,406

Allowance for decline in value of investments in associated

companies and

other long-term investments

4,428

14,382

Allowance for doubtful accounts - net

14,112

9,936

Others

26,797

12,066

Total

68,053

62,790

Valuation allowance

(15,747)

(15,747

)

Net

52,306

47,043

Deferred tax liabilities

Investments in associated companies

1,728

4,142

Others

300

1,416

Total

2,028

5,558

Total deferred tax assets - net

50,278

41,485

The breakdown by entity of the foregoing deferred tax assets and liabilities outstanding as of September 30, 2004 and 2005 is as follows:

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

2004

(As Restated - Note 4)

2005

Deferred Tax

Deferred Tax

Deferred Tax

Deferred Tax

Assets

Liabilities

Assets

Liabilities

Company

-

375,661

-

672,919

Subsidiaries

Sisindosat

11,883

-

-

-

Asiatel

-

691

-

-

Lintasarta

31,465

-

40,324

-

IMM

6,930

-

1,161

APE

-

1,059

-

1,261

Total

50,278

377,411

41,485674,180

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the decrease in the carrying value of investments in subsidiaries/associated companies and the allowance for decline in value of investments in associated companies and other long-term investments are realized upon sale of the investments, the doubtful accounts are written off, the tax losses carryover are utilized, and the accrued employee benefits are paid. The deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, goodwill and other intangible assets, and investments in associated companies/subsidiaries.

A valuation allowance has been established for certain deferred tax assets. This valuation allowance reduces tax assets to an amount which is more likely than not to be realized.

Under the current tax laws of Indonesia, the Company and Subsidiaries submit their respective tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years after the fiscal year when the tax became payable. Any loss on income tax basis can be carried forward and used to offset against future taxable income for a maximum period of 5 years.

On January 19, 2005, the Company received assessment letters on tax underpayment (“SKPKB”/”STP”) from the Directorate General of Taxation for 2003 VAT of Satelindo amounting to Rp9,677 (including penalties and interest). The assessments have been fully settled by the Company as of September 30, 2005.

On August 9, 2005, the Company received assessment letters on tax underpayment (“SKPKB”/”STP”) from the Directorate General of Taxation for the 2003 Company’s VAT amounting to Rp1,734 (including penalties and interest) and income tax articles 4(2), 22, 23, and 26 totalling Rp937 (including penalties and interest). The assessments have been fully settled by the Company as of September 30, 2005.

No current income tax was provided for Sisindosat and Asiatel in 2004, for SMM and SIB in 2004 and 2005 because they were in tax loss position during those periods.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

The Company provides for deferred tax liabilities and deferred tax assets relating to the book-versus-tax-basis differences in its investment in domestic subsidiaries as the Company believes that for certain subsidiaries the investment will be recovered through the sale of the shares which is a taxable transaction and for certain subsidiaries the differences will be deductible from ordinary income as a result of a merger.

The above treatment was also applied to the merged subsidiaries up to the merger date (Note 1e).

The tax losses carryover of SMM as of September 30, 2005 can be carried forward through 2010 based on the following schedule:

Year of Expiration

Amount

2006

10,226

2008

356

2009

2,035

2010

989

Total

13,606

16.

ACCRUED EXPENSES

This account consists of the following:

2004

(As Restated -

Note 4)

2005

Interest

221,113

284,949

Network repairs and maintenance

144,647

261,770

Other employee benefits

225,465

204,569

Postretirement benefits

101,952

177,500

Concession fee

108,761

110,128

Universal Service Obligation (“USO”)

45,695

68,991

Labor Law No. 13 benefits (Note 29)

39,762

46,357

Postemployment benefit of salary continuation

before retirement

-

35,741

Consultancy fees

15,999

25,071

Link

23,396

21,400

Rental

19,651

15,668

Pension cost (Note 29)

19,444

14,924

Radio frequency fee and licences

205,390

11,843

Utilities

3,770

5,086

Annual leave

40,543

-

Others

164,131

148,320

Total

1,379,719

1,432,317

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

17.

LOANS PAYABLE

This account consists of the following:

2004

2005

Related parties

Syndicated loan facility 2

BNI - net of unamortized debt issuance cost of Rp11,473

in 2004 and Rp7,564 in 2005

813,527

510,082

Mandiri - net of unamortized debt issuance cost of Rp2,664

in 2004 and Rp1,689

 in 2005

197,336

118,903

Others

123

-

Third parties - net of unamortized debt issuance cost of Rp13,541 in 2004 and Rp8,918 in 2005

1,114,232

717,232

Total loans payable

2,125,218

1,346,217

Less current maturities

Related parties

BNI

123,750

-

Mandiri

44,440

-

Third parties

189,809

51,149

Total current maturities

357,999

51,149

Long-term portion

1,767,219

1,295,068

The details of the loans from related parties are as follows:

Syndicated Loan Facility 2

On October 2, 2003, the Company entered into a syndicated loan agreement covering Rp3,165,000 with the following syndicated banks:

Bank

Amount

BCA

975,000

Mandiri *

900,000

BNI

*

900,000

Danamon *

240,000

Bukopin

150,000

Total

3,165,000

* related parties

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

17.

LOANS PAYABLE (continued)

Syndicated Loan Facility 2 (continued)

The facility is divided into 3 tranches:

Tranche

Bank

Amount

A

Danamon

240,000

Bukopin 150,000

B

Mandiri

900,000

C

BCA

975,000

BNI

900,000

Total

3,165,000

The Company drew Rp200,000 and Rp1,800,000 from its facility under Tranches B and C, respectively, on December 8, 2003.

Based on the loan agreement, the Company should use the proceeds of the loans to repay IM3’s debts and Satelindo’s debts based on the MRA, and/or for capital expenditure financing, and/or for other corporate general needs if IM3’s debts are repaid using other facility.

The annual interest rates ranged from 11.00% to 12.92% and from 9.30% to 11.92% for the nine months ended September 30, 2004 and 2005, respectively.

On December 7, 2004, the Company paid the first semi-annual installments amounting to Rp73,125, Rp61,875 and Rp22,220 to BCA, BNI and Mandiri, respectively.

On March 31, 2005, the Company made early payments of the loans amounting to Rp290,112, Rp245,480 and Rp57,188 to  BCA, BNI and Mandiri, respectively.

On the same date, the Company also entered into agreements amending the loan agreement with BCA, BNI and Mandiri. The amendments covered, among others, the following:

•

The remaining balance of the loan will mature on April 1, 2008. However, the amendment provides early repayment option for the Company, commencing on April 1, 2007 up to the maturity date. Any repayment made before April 1, 2007 will require the Company to pay penalty amounting to 1% of such repaid amount.

•

The loan bears interest as follows:

-

April 1, 2005 - March 31, 2007 : fixed interest rate of 9.3% per annum

-

April 1, 2007 - March 31, 2008 : a reference rate plus margin rate of 2.5% or 10.5%, whichever is higher

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

17.

LOANS PAYABLE (continued)

Syndicated Loan Facility 2 (continued)

As of September 30, 2004 and 2005, the outstanding balances of the loans are as follows:

Bank

2004

2005

BCA

975,000

611,763

BNI*

825,000

517,645

Mandiri*

200,000

120,592

Balance

2,000,000

1,250,000

Unamortized debt issuance cost

 (27,678

)

(18,171)

Net

1,972,322

1,231,829

*

related parties

The amortization of debt issuance cost charged to operations amounted to Rp7,040 in 2004 and Rp7,091 in 2005.

The loans from third parties consist of the following:

2004

2005

Syndicated Loan Facility 2 (refer to previous section on loans from related parties)

BCA - net of unamortized debt issuance cost of Rp13,541

in 2004 and Rp8,918

 in 2005

961,459

602,844

Investment Credit Facility 3 from Niaga

91,819

88,139

Investment Credit Facility 4 from Niaga

-

11,300

Import Sight Letter of Credit (“L/C”) Facility and Investment

Credit Facility 2 from Niaga

15,000

9,000

Investment Credit Facility 1 from Niaga

44,949

5,949

Others

1,005

-

Total

1,114,232

717,232

Less current maturities

189,809

51,149

Long-term portion

924,423

666,083

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

17.

LOANS PAYABLE (continued)

a.

Investment Credit Facility 3 from Niaga

On June 29, 2004, Lintasarta obtained a loan from a new credit facility from Bank Niaga for the purchase of telecommunication equipment, computer and other supporting facilities amounting to Rp98,000. The loan bears interest at 3-month time deposits rate guaranteed by  Bank Indonesia plus 3.50%. The loan has a grace period in the repayment of principal up to the quarter ended June 29, 2005. The quarterly repayment of the principal will start on September 29, 2005, at Rp9,800 each quarter up to December 29, 2007. As of September 30, 2004  and  2005, the outstanding balances of the loan amounted to Rp91,819 and Rp88,139, respectively, (of which Rp13,018 or the equivalent of US$1,574 was used to finance Import Sight L/C facility - see point c below).

The loan is collateralized by all equipment purchased from the proceeds of the credit facility, receivables from frame relay (Note 7) and trade receivables from one of Lintasarta’s customers.

The loan also has the same restrictive covenants as the Import Sight L/C Facility and Investment Credit Facility 1 from Niaga.

b.

Investment Credit Facility 4 from Niaga

On August 29, 2005, Lintasarta obtained a loan from a new credit facility from Bank Niaga for the purchase of telecommunication equipment amounting to Rp45,000. The loan bears interest at prevailing rate of Certificate of Bank Indonesia plus 3.00%. The loan has a grace period in the repayment of principal for 14 months from the date of loan agreement. The quarterly repayment of the principal will start on November 29, 2006 at Rp4,500 each quarter up to February 28, 2009. As of September 30, 2005, the outstanding balance of the loan amounted to Rp11,300.

The loan is collateralized by all equipment (purchased from the proceeds of the credit facilities) and receivables from frame relay (Note 7).

The loan also has the same restrictive covenants as the Import Sight L/C Facility and Investment Credit Facility 1 from Niaga.

c.

Import Sight L/C Facility and Investment Credit Facility 2 from Niaga

On August 14, 2003, Lintasarta obtained facilities from Niaga as follows:

•

Import Sight L/C facility for the purchase of telecommunication equipment, computer and other supporting facilities amounting to US$10,000 wherein Rp15,000 of the facility would be financed through investment credit facility 2 and the remainder would be financed by Lintasarta itself. The expiry date of the facility was extended from August 14, 2004 to December 31, 2004. As of December 31, 2004, Lintasarta has already used this facility to the extent of US$5,101. The facility used was financed by investment credit facility 2 amounting to US$1,827 or equivalent to Rp15,000 (see below) and the remaining balance of US$3,274 was financed by Lintasarta itself amounting to US$1,700 and by investment credit facility 3 amounting to US$1,574 (see point “a” above). This facility expired on December 31, 2004.

•

Investment credit facility 2 amounting to Rp15,000 to finance the above facility. This loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 2.75% (subsequently changed to 3.00% on October 1, 2003). Lintasarta has a grace period until August 14, 2004 to start paying the interest on the loan. The repayment of the principal started on November 14, 2004, with installments amounting to Rp1,500 payable quarterly up to February 14, 2007. As of September 30, 2005, Lintasarta has fully drawn this facility.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

17.

LOANS PAYABLE (continued)

c.

Import Sight L/C Facility and Investment Credit Facility 2 from Niaga (continued)

The loan is collateralized by all equipment (purchased from the proceeds of the credit facilities) and receivables from frame relay (Note 7).

The loan also has the same restrictive covenants as the Import Sight L/C Facility and Investment Credit Facility 1 from Niaga.

c.

Investment Credit Facility 1 from Niaga

On October 16, 2001, Lintasarta obtained investment credit facility amounting to Rp117,000 from Niaga. In 2002, Lintasarta drew Rp113,199 from the facility. This loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 3.25% (subsequently changed to 2.75% on April 8, 2002). The repayment of the principal started on January 6, 2003, with installments amounting to Rp9,750 payable quarterly up to October 6, 2005. As of September 30, 2004 and 2005, this loan had outstanding balances of Rp44,949 and Rp5,949, respectively.

Up to September 30, 2004 and 2005, total payments of these loans amounted to Rp68,250 and   Rp107,250, respectively.

The loan is collateralized by all equipment purchased from the proceeds of the credit facilities, receivables from frame relay (Note 7) and time deposit placed in Niaga amounting to Rp10,000  (presented as part of “Non-current Assets - Others”). Based on the amendment No. 201/CBG/JKT/2004 dated June 29, 2004 of the credit agreement, the loan is also secured by trade receivables from one of Lintasarta’s customers. Lintasarta is required to obtain written approval from Niaga if:

-

The combined ownership of the Company and YKKBI in Lintasarta shall become less than 51% during the facility period.

-

Lintasarta will obtain new debts (Note 18).

-

Lintasarta will invest in other than Lintasarta’s current business.

Lintasarta is also required to maintain certain financial ratios and its dividends distribution should not be more than 50% of the current period’s net income.

In addition, on May 31, 2000, Lintasarta obtained Standby L/C and Bank Guarantee facilities from Niaga. The facilities consist of the following:

•

Standby L/C facility amounting to US$5,000 for the importation of electronic and telecommunication equipment and amounting to US$100 for the payment to Lintasarta’s supplier. On August 6, 2003, the facility was rolled over until August 6, 2004 but the facility amount was reduced to US$1,000. On June 29, 2004, the facility was rolled over until August 6, 2005. As of September 30, 2005, Lintasarta has not used this facility.

•

Bank guarantee facility amounting to US$3,000. On August 4, 2003, this facility was rolled over until August 6, 2004 but the facility amount was reduced to US$500. On June 29, 2004, the facility was rolled over until August 6, 2005. No drawdowns have been made from the reduced facility as of September 30, 2005.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

17.

LOANS PAYABLE (continued)

e.

Overdraft Facility and Revolving Loan from the Hongkong and Shanghai Banking Corporation Limited (“HSBC”), Jakarta Branch

On July 20, 2005, the Company obtained facilities with a combined maximum amount of US$5,000 from HSBC to fund the Company’s short-term working capital needs. The facilities consist of the following:

•

Overdraft facility with a maximum amount of US$2,000 (including overdraft facility denominated in rupiah with a maximum amount of Rp16,000). Interest will be charged on daily balances at 6.00% per annum and 3.75% per annum below the Bank’s Best Lending Rate for the loan denominated in rupiah and US dollar, respectively. Interest is payable on a monthly basis to the debit of the Company’s current account. As of September 30, 2005, the Company has not used this facility.

•

Revolving loan with a maximum amount of US$5,000 (including revolving loan denominated in rupiah with a maximum amount of Rp40,000). The loan matures maximumly in six months and can be withdrawn into some tranches with minimum amount of US$500. Interest will be charged on daily balances at 6.30% per annum and 3.00% per annum below the Bank’s Term Lending Rate for the loan denominated in rupiah and US dollar, respectively. Interest is payable on a monthly basis to the debit of the Company’s current account. As of       September 30, 2005, the Company has not made any drawdown from this loan.

The facilities will be expired on February 28, 2006.

Based on the loan agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

f.

Loan Facility and Bank Guarantee from  Deutsche Bank AG, Jakarta Branch

On August 25, 2005, the Company obtained facilities from Deutsche Bank  AG, Jakarta Branch  to finance the Company’s general working capital. The facilities consist of the following:

•

Loan facility with maximum amount of Rp25,000, which can be withdrawn into some advances with minimum amount of Rp100 for each advance. Each advance matures maximumly in six months and will bear interest as follows:

-

The interest on each advance with maturities of  three months or less shall be payable at 1.70% per annum over Certificates of Bank Indonesia

-

The interest on each advance with maturities over three months but less than six months shall be payable at 2.50% per annum over three-month Certificates of Bank Indonesia

As of September 30, 2005, the Company has not made any drawdown from this loan.

•

Bank guarantee with a maximum amount of US$2,000, which matures maximumly in one year As of September 30, 2005, the Company has not used this facility.

The facilities will be expired on November 30, 2005 and shall be automatically extended for another 12 months, unless early notification in writing.

The loan is collateralized by cash deposit / current account placed in Deutsche Bank AG, Jakarta Branch.

Based on the loan agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

17.

LOANS PAYABLE (continued)

The scheduled principal payments from 2006 to 2008 of all the loans payable as of September 30, 2005 are as follows:

    Twelve months ended September 30,

2006

2007

2008

Total

In rupiah

Syndicated Loan Facility 2*

BCA

-

-

611,763

611,763

BNI

-

-

517,645

517,645

Mandiri

-

-

120,592

120,592

Niaga

51,149

42,200

21,039114,388

Total

51,149

42,200

1,271,039

1,364,388

Less unamortized debts issuance cost

18,171

Net

1,346,217

*  please refer to previous discussion on early repayment option

18.

BONDS PAYABLE

As of September 30, 2004 and 2005, this account consists of:

2004

2005

Guaranteed Notes Due 2010 (US$300,000) - net of unamortized

notes issuance cost of Rp25,454 in 2004

and Rp22,063 in 2005

2,725,546

3,070,937

Guaranteed Notes Due 2012 (US$250,000) - net of unamortized

notes discount of Rp15,763 and unamortized notes issuance

cost of Rp23,974

-

2,537,763

Third Indosat Bonds in Year 2003 with Fixed Rate - net of

unamortized bonds issuance cost of Rp26,125 in 2004

and Rp21,613 in 2005

2,454,098

*

2,478,387

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

1,075,000

1,075,000

First Indosat Bonds in Year 2001 with Fixed and Floating Rates

1,000,000

951,500

Fourth Indosat Bonds in Year 2005 with Fixed Rate - net of

unamortized bonds issuance cost of Rp8,509

-

806,491

Indosat Syari’ah Ijarah Bonds in Year 2005 - net of unamortized bonds issuance cost of Rp3,018

-

281,982

Indosat Syari’ah Mudharabah Bonds in Year 2002

175,000

175,000

Limited bonds issued by Lintasarta**

30,436

30,436

Convertible bonds issued by Lintasarta***

6,106

6,106

Total bonds payable

7,466,186

11,413,602

Less current maturities

-

981,936

Long-term portion

7,466,186

10,431,666

*

after elimination of bonds held by IMM in 2004 amounting to Rp19,777 which were  considered as treasury bonds (Note 2n)

**  after elimination of limited bonds amounting to Rp9,564 issued to the Company

*** after elimination of convertible bonds amounting to Rp13,893 issued to the Company

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18.

BONDS PAYABLE (continued)

Guaranteed Notes Due 2010

In October 2003, the Company, through IFB, issued Guaranteed Notes Due 2010 with fixed rate.
The notes have a total face value of US$300,000. The notes bear fixed interest rate at 7.75% per annum payable in semi-annual installments on May 5 and November 5 of each year, commencing   May 5, 2004. The notes will mature on November 5, 2010.

The notes are redeemable at the option of IFB, in whole or in part at any time on or after November 5, 2008. The notes are redeemable at prices equal to 103.8750%, 101.9375% and 100.0000% of the principal amount during the 12-month period commencing on November 5 of 2008, 2009 and 2010, respectively. In addition, prior to November 5, 2006, IFB may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company, at a price equal to 107.75% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at the option of IFB, in whole but not in part, at any time, at a price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest and additional amount to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and The Netherlands that would require IFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of IFB (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of IFB’s assets), the holder of the notes has the right to require IFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The Company received the proceeds of the notes on November 5, 2003.

The net proceeds, after deducting the underwriting fee and offering expenses, were used primarily to repay a portion of Indosat’s (including Satelindo’s and IM3’s) outstanding indebtedness amounting to Rp1,500,000 and US$447,500.

The amortization of notes issuance cost charged to operations amounted to Rp2,374 in 2004 and Rp2,566 in 2005.

Based on the latest rating report released in September 2005, the notes currently have BB- and Ba3 ratings from Standard & Poor’s (“S&P”) and Moody’s Investors Service (“Moody’s”), respectively.

Guaranteed Notes Due 2012

On June 22, 2005, the Company, through IIFB, issued Guaranteed Notes Due 2012 with fixed rate. The notes have a total face value of US$250,000 and were issued at 99.323% of their principal amount. The notes bear fixed interest rate at 7.125% per annum payable in semi-annual installments due on June 22 and December 22 of each year, commencing December 22, 2005. The notes will mature on June 22, 2012.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18.

BONDS PAYABLE (continued)

Guaranteed Notes Due 2012 (continued)

The notes will be redeemable at the option of IIFB, in whole or in part at any time on or after June 22, 2010 at prices equal to 103.5625%, 101.7813% and 100.0000% of the principal amount during the 12-month period commencing on June 22, 2010, 2011 and 2012, respectively, plus accrued and unpaid interest and additional amounts, if any. In addition, prior to June 22, 2008, IIFB may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company, at a price equal to 107.125% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at the option of IIFB, in whole but not in part, at any time, at a price equal to 103.5625% of the principal amount thereof, plus any accrued and unpaid interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and The Netherlands that would require IIFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of IIFB (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of IIFB’s assets), the holder of the notes has the right to require IIFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The Company received the proceeds of the notes on June 23, 2005.

The net proceeds, after deducting the underwriting fee and offering expenses, were used for general corporate purposes, including capital expenditures.

The amortization of notes discount and issuance cost charged to operations amounted to Rp493 and Rp750, respectively, in 2005.

Based on the latest rating report released in July 2005, the notes have BB- and Ba3 ratings made by S&P and Moody’s, respectively.

Third Indosat Bonds in Year 2003 with Fixed Rate

On October 15, 2003, the Company issued at face value its Third Indosat Bonds in Year 2003 with Fixed Rate (“Third Indosat Bond”), with BRI as the trustee. The bonds have a total face value of Rp2,500,000 in Rp50 denomination. The bonds consist of two series:

•

Series A bonds amounting to Rp1,860,000 which bear interest at the fixed rate of 12.5% per annum for 5 years starting October 22, 2003

•

Series B bonds amounting to Rp640,000 which bear interest at the fixed rate of 12.875% per annum for 7 years starting October 22, 2003

The bonds will mature if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the Series A bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value. The Company has also the right to make early payment for all the Series B bonds on the 4th and 6th anniversaries of the bonds at 100% of the bonds’ nominal value.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18.

BONDS PAYABLE (continued)

Third Indosat Bonds in Year 2003 with Fixed Rate (continued)

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price temporarily or as an early settlement.

PT Kustodian Sentral Efek Indonesia (“KSEI”), acting as payment agent, shall pay interest on the bonds, as follows:

Series A

:

Starting on January 22, 2004 and every quarter thereafter up to October 22, 2008

Series B

:

Starting on January 22, 2004 and every quarter thereafter up to October 22, 2010

The proceeds of the bonds were used as capital injection to Satelindo which, in turn, used the proceeds to repay its debts and Guaranteed Floating Rate Bonds (Note 1d - SIB).

The bonds are neither collateralized nor guaranteed by other parties.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The amortization of bonds issuance cost charged to operations amounted to Rp3,317 in 2004 and Rp3,217 in 2005.

Based on the latest rating report released in September 2005, the bonds currently have idAA+ (stable outlook) rating from PT Pemeringkat Efek Indonesia (“Pefindo”).

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

On November 6, 2002, the Company issued its Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (“Second Indosat Bond”), with BRI as the trustee. The bonds have a total face value of Rp1,075,000 in Rp50 denomination. The bonds consist of three series:

•

Series A bonds amounting to Rp775,000 which bear interest at the fixed rate of 15.75% per annum for 5 years starting February 6, 2003

•

Series B bonds amounting to Rp200,000 which bear interest at the fixed rate of 16% per annum for 30 years starting February 6, 2003. The bonds mature if the Company or the bondholder exercises the following options:

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18.

BONDS PAYABLE (continued)

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (continued)

-

Buy Option

:

the Company has the right to make early payment for all the Series B bonds on the 5th, 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value.

-

Sell Option

:

the bondholder has the right to ask for early settlement from the Company at  100% of the bonds’ nominal value: 1) at any time, if the rating of the bonds decreases to idAA- or lower (Special Sell Option) or 2) on the 15th, 20th and 25th anniversaries of the bonds (Regular Sell Option).

•

Series C bonds amounting to Rp100,000 which bear interest at the fixed rate of 15.625% per  annum for the first year starting February 6, 2003 and floating rates for the succeeding years  until November 6, 2007. The floating rates are determined using the last interest rate for three-month period of Certificates of Bank Indonesia, plus 1.625% margin. The floating rates should have a maximum limit of 18.5% and a minimum limit of 15% per annum.

KSEI, acting as payment agent, shall pay interest on the bonds, as follows:

Series A and C

:

Starting February 6, 2003 and every quarter thereafter up to November 6, 2007

Series B

:

Starting February 6, 2003 and every quarter thereafter up to November 6, 2032

Buy Option

:

February 6, 2003 and every quarter thereafter up to November 6, 2007, 2012, 2017, 2022 and 2027

Sell Option

:

February 6, 2003 and every quarter thereafter up to November 6, 2017, 2022 and 2027

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds were used to repay the working capital loan from Mandiri and time loan facility from BCA.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in April 2005, the bonds have idAA+ rating (stable outlook) from Pefindo.

First Indosat Bonds in Year 2001 with Fixed and Floating Rates

On April 12, 2001, the Company issued its First Indosat Bonds in Year 2001 with Fixed and Floating  Rates (“First Indosat Bond”), with BRI as the trustee. The bonds, which consist of two series, have a total face value of Rp1,000,000 in Rp50 denomination and will mature on April 12, 2006.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18.

BONDS PAYABLE (continued)

First Indosat Bonds in Year 2001 with Fixed and Floating Rates (continued)

The Series A bonds amounting to Rp827,200 bear interest at the fixed rate of 18.5% per annum for 5  years starting April 12, 2001. The Series B bonds amounting to Rp172,800 bear interest at the fixed rate of 18.5% per annum for the first year starting April 12, 2001 and floating rates for the succeeding years. The floating rates are determined using the average for 5 working days of the average 3-month rupiah time deposits with Mandiri, BCA, BNI and Danamon, plus a fixed premium of 2.25%.
The floating rates should have a maximum limit of 21% and a minimum limit of 16% per annum. KSEI, acting as payment agent, pays quarterly interest on the bonds starting July 12, 2001 until April 12, 2006.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds have been used for developing cellular business through a subsidiary (IM3), the Company’s domestic network, and internet and multimedia infrastructure; improving the service and quality of international direct dialing and related services; and increasing submarine cable capacity.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in April 2005, the bonds have idAA+ (stable outlook) rating from Pefindo.

On September 12 and 13, 2005, the Company repurchased a portion of the Series A bonds totalling  Rp48,500 at the price which equals to 101.175% of the principal amount repurchased, plus accrued and unpaid interest.

Fourth Indosat Bonds in Year 2005 with Fixed Rate

On June 21, 2005, the Company issued its Fourth Indosat Bonds in Year 2005 with Fixed Rate (“Fourth Indosat Bond”), with BRI as the trustee. The bonds have a total face value of Rp815,000 in Rp50 denomination. The bonds bear interest at the fixed rate of 12.00% per annum, payable on a quarterly basis. The bonds will mature on June 21, 2011.

The bonds will mature if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price.

The proceeds of the bonds are used for capital expenditure to expand the Company’s cellular network.

The bonds are not collateralized by any specific Company assets nor guaranteed by other parties and rank pari passu with other unsecured debts.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18.

BONDS PAYABLE (continued)

Fourth Indosat Bonds in Year 2005 with Fixed Rate (continued)

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The amortization of bonds issuance cost charged to operations amounted to Rp280 in 2005.

Based on the latest rating report released in June 2005, the bonds have idAA+ (stable outlook) rating from Pefindo.

Indosat Syari’ah Ijarah Bonds in Year 2005 (“Syari’ah Ijarah Bonds”)

On June 21, 2005, the Company issued its Syari’ah Ijarah Bonds, with BRI as the trustee. The bonds have a total face value of Rp285,000 in Rp50 denomination. The bonds will mature on June 21, 2011.

Each bondholder is entitled to a fixed Ijarah return (“Cicilan Imbalan Ijarah”) amounting to Rp8,550, payable on a quarterly basis starting September 21, 2005 up to June 21, 2011.

The bonds will mature if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price.

The proceeds of the bonds are used for capital expenditure to expand the Company’s cellular network.

The bonds are not collateralized by any specific Company assets nor guaranteed by other parties.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The amortization of bonds issuance cost charged to operations amounted to Rp99 in 2005.

Based on the latest rating report released in June 2005, the bonds have idAA(sy)+ (stable oulook) rating from Pefindo.

Indosat Syari’ah Mudharabah Bonds in Year 2002 (“Syari’ah Bonds”)

On November 6, 2002, the Company issued its Syari’ah Bonds, with BRI as the trustee. The bonds have a total face value of Rp175,000 in Rp50 denomination and will mature on November 6, 2007.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18.

BONDS PAYABLE (continued)

Indosat Syari’ah Mudharabah Bonds in Year 2002 (“Syari’ah Bonds”) (continued)

Each bondholder is entitled to a revenue-sharing income [Pendapatan Bagi Hasil (“PBH”)], which is determined on the basis of the bondholder’s portion (Nisbah) of the Shared Revenue (Pendapatan Yang Dibagihasilkan). Shared revenue refers to the operating revenue of Satelindo and IMM earned from their satellite and internet services, respectively. The bondholders’ portions (expressed in percentages) of the satellite and internet services revenue, are as follows:

Percentage (%)

Year

Satellite

Internet

1

6.91

10.75

2

6.91

9.02

3

6.91

7.69

4

6.91

6.56

5

6.91

5.50

Based on an agreement reached between the Company and the bondholders in the Syari’ah Bondholders’ General Meeting held on October 1, 2003, the shared revenue which previously referred to the operating revenue of Satelindo earned from its satellite services was changed to the operating revenue of the Company earned from the same services. The bondholders’ portions (expressed in percentages) of the Company’s satellite revenue also changed as follows:

Year

Percentage (%)

1

6.91

2

9.34

3

9.34

4

9.34

5

9.34

KSEI, acting as payment agent, shall pay quarterly the revenue-sharing income on the bonds starting February 6, 2003 until November 6, 2007.

The bonds are not collateralized by any specific Company assets nor guaranteed by other parties. All  of the Company’s assets, except for the assets that have been specifically used as a security to its other creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds replaced the Company’s internal funds used for the development of its cellular business through the acquisition of Satelindo.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in April 2005, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18.

BONDS PAYABLE (continued)

Limited Bonds Issued by Lintasarta

In June 2003, Lintasarta entered into an agreement with its stockholders for the former to issue limited bonds amounting to Rp40,000. The limited bonds represent unsecured bonds which mature on June 2, 2006 and bear interest at the fixed rate of 16% per annum for the first year and floating rates for the succeeding years. The floating rates are determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The floating rates should have a maximum limit of 19% and a minimum limit of 11% per annum. Lintasarta pays interest on the bonds quarterly starting September 2, 2003.

On September 26, 2003, Lintasarta obtained approval from Niaga on the issuance of the limited bonds (Note 17).

Convertible Bonds Issued by Lintasarta

At Lintasarta’s Stockholders’ Annual General Meeting held on March 21, 2002, the stockholders approved, among others, the declaration of cash dividend amounting to Rp25,300 or 37.5% of Lintasarta’s net income in 2001. Cash dividend paid on June 3, 2002 amounted to Rp4,149 (net of tax). The remaining dividend is distributed in the form of unsecured convertible bonds, which bear interest at the annual fixed rate of 19% and payable on a quarterly basis. The bonds will be converted into Lintasarta’s common stock at par value of Rp1,000,000 per share on the bonds’ maturity date on June 30, 2007.

On May 23, 2003, Lintasarta obtained approval from Niaga on the issuance of the convertible bonds (Note 17).

Based on the first amendment dated July 12, 2004 of the Convertible Bonds Agreement, the fixed interest rate of the convertible bonds issued by Lintasarta has been changed to become a floating rate. The floating rate is determined using the average rate for 6-month rupiah time deposits with Mandiri, BNI and BTN, plus a fixed premium of 3%. The floating rate should have a maximum limit of 19% and a minimum limit of 11%. The first amendment is effective starting July 1, 2004.

The scheduled principal payments of all the bonds payable outstanding as of September 30, 2005 are as follows:

Twelve months ended September 30,

2012 and

        2006

   2008

 2009

2011

thereafterTotal

In U.S. dollar

Guaranteed Notes *

Due 2010

(US$300,000)

-

-

-

 3,093,000

-

3,093,000

Due 2012

(US$250,000)

-

-

-

     -

2,577,500

2,577,500

Sub-total

-

-

-

3,093,000

2,577,500

5,670,500

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18.

BONDS PAYABLE (continued)

Twelve months ended September 30,

2012 and

        2006

   2008

 2009

2011

thereafterTotal

In rupiah

Third Indosat Bonds *

-

-

1,860,000

640,000

-2,500,000

Second Indosat Bonds *

-

875,000

-

-

200,000

1,075,000

First Indosat Bonds

951,500

-

-

-

-951,500

Fourth Indosat Bonds *

-

-

-

815,000

-

815,000

Syari’ah Ijarah Bonds *

-

-

-

285,000

-

285,000

Syari’ah Bonds

-

175,000

-

-

-175,000

Limited Bonds

of Lintasarta

30,436

-

-

-

-30,436

Sub-total

981,936

1,050,000

1,860,000

1,740,000

200,0005,831,936

Convertible Bonds of Lintasarta which will be converted into Lintasarta’s shares of common stock

6,106

Total

11,508,542

Less:

-

unamortized notes issuance cost

  (46,037)

-

unamortized bonds issuance cost

(33,140)

-

unamortized notes discount

(15,763)

Net

11,413,602

*  please refer to previous discussion on options for each bond/note

19.

CAPITAL STOCK

The Company’s capital stock ownership as of September 30, 2004 and 2005 is as follows:

2004

Number of

Percentage

Shares Issued

of Ownership

Stockholders

and Fully Paid

Amount

(%)

A Share

Government of the Republic

of Indonesia

1

-

-

B Shares

Indonesia Communications

Limited, Mauritius

2,171,250,000

217,125

41.21

Government of the Republic

of Indonesia

776,624,999

77,662

14.74

Directors:

Hasnul Suhaimi

352,500

35

0.01

Wahyu Wijayadi

27,500

3

-

Sutrisman

17,500

2

-

Others (each holding below 5%)

2,321,023,000

232,103

44.04

Total

5,269,295,500

526,930

100.00

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

19.

CAPITAL STOCK (continued)

2005

Number of

Percentage

Shares Issued

of Ownership

Stockholders

and Fully Paid

Amount

(%)

A Share

Government of the Republic

of Indonesia

1

-

-

B Shares

Indonesia Communications

Limited, Mauritius

2,171,250,000

217,125

40.77

Government of the Republic

of Indonesia

776,624,999

77,662

14.58

Commissioner:

Roes Aryawijaya

135,000

14

-

Directors:

Wahyu Wijayadi

252,500

25

0.01

Hasnul Suhaimi

240,000

24

0.01

Wityasmoro Sih Handayanto

200,000

20

0.01

Ng Eng Ho

169,000

17

-

Joseph Chan Lam Seng

90,000

9

-

Johnny Swandi Sjam

30,000

3

-

Raymond Tan Kim Meng

22,500

2

-

S. Wimbo S. Hardjito

2,500

-

-

Others (each holding below 5%)

2,376,189,000

237,620

44.62

Total

5,325,205,500

532,521

100.00

The “A” share is a special share held by the Government of the Republic of Indonesia and has special voting rights. The material rights and restrictions which are applicable to the “B” shares are also applicable to the “A” share, except that the Government may not transfer the “A” share, and it has a veto right with respect to  (i) amendment to the objective and purposes of the Company; (ii) increase of capital without pre-emptive rights; (iii) merger, consolidation and acquisition; (iv) amendment to the provisions regarding the rights of “A” share as stipulated in the Articles of Association; and (v) dissolution and liquidation of the Company.

Based on a letter dated December 30, 2002 from the Government of the Republic of Indonesia to the Chairman of BAPEPAM and a press release held by the Government on December 15, 2002, the Government through the Ministry of State-Owned Enterprises had entered into a Share Purchase Agreement dated December 15, 2002 with ICL and STT Communications Limited (“STTC”), the  sole  shareholder of ICL, for the sale of the Government’s 2,171,250,000 B shares (as restated) (representing 41.21%  ownership interest in 2004 or 40.77% ownership interest in 2005) in the Company to ICL. The closing date of the transaction was December 20, 2002.

Based on a letter from STT to the Chairman of BAPEPAM which was prepared in accordance with  BAPEPAM Regulations No. IX.H.1, “Open Company Takeover”, and No. X.M.1, “Disclosure Requirements for Certain Shareholders”, STT reported the above transaction to BAPEPAM. In addition, STT also reported to BAPEPAM the following matters, among others:

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

19.

CAPITAL STOCK (continued)

•

Based on an agreement dated December 15, 2002 between the Government of the Republic of Indonesia and ICL which expires in 3 years, ICL will not resell the Company’s shares within 3 years. Moreover, STTC was required to maintain at least 50.1% equity interest in ICL.

•

STT through ICL will support, along with the Government of Indonesia, the merger plan of Satelindo and IM3 into the Company.

•

The Government of the Republic of Indonesia agreed to vote together with ICL within one year on dividend distribution, amendment of the Articles of Association, merger, consolidation and acquisitions by the Company (where the consolidation will not affect the continuing business operations of the Company).

At the Company’s Stockholders’ Extraordinary Meeting held on December 27, 2002 the minutes of which were notarized under deed No. 42 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) on the same date, the stockholders approved to amend the Company’s Articles of Association relating to, among others, the right of the “A” share to appoint one director and one commissioner of the Company and to have the veto right with respect to the amendment to the provisions regarding the rights of “A” share as stipulated in the Articles of Association.

Based on a letter from ICL to the Company regarding a notification of pledge of shares with respect to shares of the Company, ICL informed the Company that ICL pledged all of its B Shares as collateral for a loan facility obtained by STTC from third parties.

Based on a resolution at the Company’s Stockholders’ Extraordinary Meeting held on March 8, 2004, the Stockholders approved, among others, to:

•

Split the nominal value of the Company’s A share and B shares from Rp500 to Rp100 per share, resulting in an increase in the number of authorized shares from 4,000,000,000 to 20,000,000,000 shares and in the number of issued and fully paid shares from 1,035,500,000 to 5,177,500,000 shares

•

Reclassify four A shares resulting from the stock split to B shares

•

Change the exercise price of ESOP Phase I (Note 20) from Rp7,837.2 to Rp1,567.4 (in full amounts) and increase the number of options by 5 times.

In connection with the exercise of ESOP Phase I and Phase II commencing from August 1, 2004 and August 1, 2005, respectively, 147,705,500 B shares have been issued as of September 30, 2005   (Note 20) at a total premium of Rp358,511.

20.

STOCK OPTIONS

At the Company’s Annual Stockholders’ General Meeting held on June 26, 2003, the stockholders resolved to, among others, issue 258,875,000 Company B shares (as restated, Note 19) in reserve which are equal to 5% of the Company’s issued and fully paid capital with nominal value of Rp100 per share (as restated) by implementing BAPEPAM Regulation No. IX.D.4, “Capital Increases Without Pre-emptive Rights”, which will be allocated to the employees through an Employee Stock Option Program (“ESOP”). The exercise price for ESOP Phase I is 90% of the average closing price of the Company’s shares within 25 consecutive exchange days in the regular market prior to the announcement for the above-mentioned Annual Stockholders’ General Meeting [i.e., Rp1,567.4 (in full amount, as restated)].

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

20.

STOCK OPTIONS (continued)

The ESOP will be distributed in two phases:

a.

Phase I: 50% of the ESOP shares or 129,437,500 stock options (as restated) will be distributed to the Company’s and its subsidiaries’ permanent employees and Boards of Directors and Commissioners from August 1, 2003 with one year vesting period. The exercise period for the options is one year commencing August 1, 2004.

b.

Phase II: 50% of the ESOP shares or 129,437,500 stock options will be distributed to the Company’s and its subsidiaries’ permanent employees and Boards of Directors and Commissioners from August 1, 2004 with one year vesting period. The exercise period for the options is one year commencing August 1, 2005.

At the Company’s Annual Stockholders’ General Meeting held on June 22, 2004, the stockholders resolved, among others, that the exercise price for ESOP Phase II is 90% of the average closing price of the Company’s shares within 25 consecutive exchange days in the regular market prior to the announcement for the 2004 Annual Stockholders’ General Meeting [i.e., Rp3,702.6 (in full amount)].  It is also resolved that the undistributed ESOP shares from ESOP Phase I will be reallocated for distribution in ESOP Phase II.

In 2004, the Company made an adjustment to decrease the compensation expense of ESOP Phase I as a result of options amounting to Rp3,609 being forfeited.

The total fair values of stock options under ESOP Phase I and Phase II are Rp55,932 and Rp155,681, respectively.

The fair values of stock options under ESOP Phase I and Phase II were computed by adopting the Black-Scholes option pricing model and applying the following assumptions:

Phase I

Phase II

Risk-free interest rate

10.00%

8.90%

Expected dividend yield

4.36%

3.50%

Expected volatility

36.50%

37.00%

Expected option period

2 years

2 years

In 2004, the Company recognized the remaining proportionate seven months’ compensation expense relating to ESOP Phase I and the proportionate two months’ compensation expense relating to ESOP Phase II amounting to Rp31,088 and Rp25,961, respectively,  while in 2005, the Company recognized  the remaining proportionate seven months’ compensation expense relating to ESOP Phase II amounting to Rp90,739 as part of “Operating Expenses - Personnel” (Note 24).

Since 7,847,000 shares under ESOP Phase I were forfeited, based on the Directors’ Decree dated January 28, 2005, they were added to the total shares to be distributed in ESOP Phase II resulting in the number of shares allocated in ESOP Phase II to become 137,284,500 shares. The vesting period for the additional shares granted in ESOP Phase II is the same as that for the original ESOP Phase II, which is up to July 31, 2005.

As of September 30, 2005, the number of stock options under ESOP Phase I and Phase II exercised by the employees is 121,428,000 and 26,277,500 shares, respectively (Note 19).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

21.

OPERATING REVENUES - CELLULAR

This account consists of:

2004

2005

Usage charges

3,077,361

3,707,654

Features

1,504,924

2,161,323

Interconnection income

544,125

598,802

Connection fee

99,348

124,833

Monthly subscription charges

83,257

22,148

Others

33,621

75,728

Total

5,342,636

6,690,488

The above interconnection income includes interconnection income from related parties amounting to Rp419,830 and Rp 387,153 in 2004 and 2005, respectively (Note 30).

22.

OPERATING REVENUES - FIXED TELECOMMUNICATION

The “Operating Revenues - Fixed Telecommunication” account represents the Company’s share of revenue from the following:

2004

2005

International calls

Incoming calls

734,327

503,993

Outgoing calls

477,450

334,084

Others

65,507

140,125

Total

1,277,284

978,202

Net settlements from other foreign telecommunications carriers of international telephone services amounted to Rp531,108 and Rp543,077 in 2004 and 2005, respectively.

Operating revenues - fixed telecommunication from related parties amounted to Rp502,260 and Rp227,905 in 2004 and 2005, respectively. These amounts represent 39.32% and 23.30% of total operating revenues - fixed telecommunication in 2004 and 2005, respectively (Note 30).

23.

OPERATING REVENUES - MIDI

This account consists of:

2004

2005

Related parties

Frame net

80,862

72,696

Internet

38,555

55,572

World link and direct link

47,791

51,927

Satellite lease

20,161

23,874

Application services

9,642

22,035

IPVPN

20,302

18,277

Leased line

7,938

15,560

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

23.

OPERATING REVENUES - MIDI (continued)

2004

2005

Digital data network

11,999

12,427

Packet net

17,466

9,126

Others

3,094

640

257,810

282,134

Third parties

Frame net

204,807

216,767

Internet

177,996

211,507

World link and direct link

168,518

136,818

Digital data network

81,990

91,451

Satellite lease

95,270

89,315

Leased line

55,874

86,832

IPVPN

3,443

76,125

Application services

11,402

23,402

TV link

7,788

13,450

Packet net

4,985

5,011

VoIP

23,006

-

Others

20,228

7,145

855,307

957,823

Total

1,113,117

1,239,957

24.

OPERATING EXPENSES - PERSONNEL

This account consists of:

2004

(As Restated -

Note 4)

2005

Salaries

194,919

187,146

Employee income tax

114,018

133,682

Bonuses

182,275

128,300

Incentives and other employee benefits

126,706

115,929

Outsourcing

61,035

91,384

ESOP compensation expense (Note 20)

57,049

90,739

Postretirement healthcare benefit

36,100

      66,965

Postemployment benefit of salary continuation

before retirement

-

35,741

Medical expense

29,075

34,591

Pension (Note 29)

25,336

21,204

Separation, appreciation and compensation expense

under Labor Law No. 13/2003 (Note 29)

9,183

8,274

Others44,450

      30,922

Total

880,146

944,877

The personnel expenses capitalized to properties under construction and installation amounted to nil in 2004 and Rp22,530 in 2005.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

25.

OPERATING EXPENSES - ADMINISTRATION AND GENERAL

This account consists of:

2004

2005

Provision (reversal of allowance) for doubtful accounts

(31,338

)

121,257

Rent

69,752

78,810

Travel

38,920

59,733

Training, education and research

25,021

48,269

Professional fees

25,074

31,176

Communication

24,740

26,729

Catering

21,861

25,534

Insurance

21,346

24,865

Utilities

19,403

23,941

Office supplies and stationery

13,194

13,693

Public relations

9,592

10,220

Others

37,832

37,120

Total

275,397

501,347

26. OPERATING EXPENSES - COMPENSATION TO TELECOMMUNICATIONS CARRIERS AND SERVICE PROVIDERS

This account consists of compensation to telecommunications carriers and service providers, as follows:

2004

2005

Telkom

352,647

318,243

Other telecommunications carriers and service providers

18,271

14,097

Total

370,918

332,340

The compensation expenses consist of interconnection and other expenses of the Company.

Interconnection relates to the expenses for the interconnection between the Company’s telecommunications networks and those owned by Telkom or other telecommunications carriers.

Other expenses charged by Telkom relate to the billings for the use of circuit, infrastructure rental and billing processing services provided by Telkom (Note 30). Other expenses charged by other telecommunications carriers mainly consist of billings for the use of their circuits.

The Company, Satelindo and IM3 have interconnection arrangements with domestic and overseas operators (Notes 30, 36 and 37). The operating revenues from interconnection services are presented on a net basis, except for those which are based on tariff as stipulated by the Government (Note 2p). The details of interconnection revenues which are presented on a net basis and shown as part of Operating Revenues are as follows:

2004

2005

Domestic

Interconnection revenues

582,148

874,234

Interconnection charges

(439,098

)

(591,731)

Net

143,050

282,503

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

26. OPERATING EXPENSES - COMPENSATION TO TELECOMMUNICATIONS CARRIERS AND SERVICE PROVIDERS (continued)

2004

2005

Overseas

Revenues from international carriers

823,100

696,075

Charges from international carriers

(291,992)

(152,998)

Net

531,108

543,077

27.

OPERATING EXPENSES - OTHER COSTS OF SERVICES

This account consists of:

2004

2005

Cost of SIM cards and pulse reload vouchers

219,580

292,302

Radio frequency fee and licenses

270,547

265,028

Content provider

50,011

141,357

Rent

104,329

115,643

Utilities

68,563

104,465

Concession fee

76,665

90,126

USO (Note 36)

45,695

54,901

Billing and collection

20,278

45,275

Delivery and transportation

26,015

35,346

Communication network

11,885

13,566

Insurance

14,406

10,012

Wartel (“Phone Kiosk”) commission

1,930

9,939

Installation

6,782

9,416

Cost of software sold

62,682

-

Others

33,545

52,073

Total

1,012,913

1,239,449

28.

OTHER EXPENSES - FINANCING COST

This account consists of:

2004

2005

Interest on loans

803,867

949,782

Amortization of debts/bonds issuance cost (Notes 17 and 18)

12,731

14,003

Bank charges

1,090

1,979

Amortization of bonds discount (Note 18)

-

493

Total

817,688

966,257

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

29.

PENSION PLAN

The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their qualified permanent employees.

Defined Benefit Pension Plan

The Company, Satelindo and Lintasarta provide defined benefit pension plans to their respective employees under which pension benefits to be paid upon retirement are based on the employees’ most recent basic salary and number of years of service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plans. Pension contributions are determined by periodic actuarial calculations performed by Jiwasraya. The employees contribute 3% - 3.5% of their basic salary to the plans and the companies contribute any remaining amount required to fund their respective plans.

Based on an amendment dated December 22, 2000 of the Company’s pension plan, which was further amended on March 29, 2001, the benefits and premium payment pattern were changed.
Before the amendment, the premium was regularly paid annually until the plan would be fully funded and the benefits consisted of retirement benefit (regular monthly or lump-sum pension) and death insurance. In conjunction with the amendment, the plan would be fully funded after making installment payments up to January 2002 of the required amount to fully fund the plan determined as of  September 1, 2000. The amendment also includes an additional benefit in the form of thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri (“Moslem Holiday”).

The amendment covers employees registered as participants of the pension plan as of
September 1, 2000 and includes an increase in basic salary pension by 9% compounded annually starting from September 1, 2001. The amendment also stipulates that there will be no increase in the premium even in cases of mass employee terminations or changes in marital status.

The total premium installments based on the amendment amounted to Rp355,000, which was paid on due dates.

In 2002, the Company made additional payments to Jiwasraya amounting to Rp20,433 for additional pension benefits which will be received by the directors when they retire.

On June 25, 2003, Satelindo entered into an agreement with Jiwasraya to amend the benefit and premium payment pattern of the former’s pension plan. The amendment covers employees registered as participants of the pension plan as of December 25, 2002 up to June 25, 2003. Other new conditions include the following:

•

An increase in pension basic salary at 6% compounded annually starting from December 25, 2002

•

Thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri

•

An increase in periodic payment of retirement benefit at 6% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

Profit sharing provided by Jiwasraya to Satelindo if the average annual interest rate of time deposits of government banks exceeds 15%. The profit sharing is determined by a formula agreed by both parties and is intended to increase the participants’ retirement benefit.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

On April 15, 2005, Lintasarta entered into an agreement with Jiwasraya to replace their existing agreement. Based on the new agreement, the benefits and premium payment pattern were changed. This agreement is effective starting January 1, 2005. The total premium installments based on the agreement amount to Rp61,623 which is payable in 10 annual installments starting 2005 until 2015.

The amendment covers employees registered as participants of the pension plan as of April 1, 2003. Other new conditions include the following:

•

An increase in basic salary pension by 3% compounded annually starting April 1, 2003.

•

An increase in periodic payment of retirement benefit at 5% compounded annually starting one year after receiving periodic retirement benefit for the first time.

•

Profit sharing provided by Jiwasraya to Lintasarta if the average annual interest rate of time deposits of government banks exceeds 15%. The profit sharing is determined by a formula agreed by both parties and is intended to increase the participants’ retirement benefit.

On May 2, 2005, Lintasarta entered into an agreement with Jiwasraya to amend the above agreement. The amendment covers employees registered as participants of the pension plan as of April 2, 2003 up to November 30, 2004 with additional total premium installments amounting to Rp1,653 which are payable in 10 annual installments starting 2005 until 2015.

The composition of the net periodic pension cost for the nine months ended September 30, 2004 and 2005 is as follows:

2004

(As Restated -

Note 4)

2005

Interest cost

36,832

42,150

Service cost

25,928

30,607

Net amortization and deferral

3,619

640

Return on plan assets

(41,043

)

(52,193)

Net periodic pension cost

25,336

21,204

The net periodic pension cost for the pension plans for the nine months ended September 30, 2004 (as restated) and 2005 was calculated based on the actuarial valuation as of December 31, 2004.

The actuarial valuation was prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

Annual discount rate

10%

Expected return on plan assets

10%

Annual rate of increase in compensation

9%

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

The funded status of the plans as of September 30, 2004 and 2005 is as follows:

2004

(As Restated

- Note 4)

2005

Projected benefit obligation

(556,704

)

(643,857

)

Plan assets at fair value

626,247

798,008

Excess of plan assets over projected benefit obligation

69,543

154,151

Unrecognized actuarial gain

123,454

81,535

Prepaid pension cost

192,997

235,686

Prepaid pension cost - net consists of:

2004

(As Restated -

Note 4)

2005

Prepaid pension cost of

the Company:

Current portion (presented as part of “Prepaid Expenses”)

24,321

17,014

Long-term portion

188,120

233,596

Accrued pension cost of

  Lintasarta

(19,444

)

(14,924

)

Net

192,997

235,686

Plan assets as of September 30, 2004 and 2005 principally consisted of time deposits, debt securities, long-term investment in shares of stock and property.

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3’s employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10% - 20% of their basic salaries while the Company does not contribute to the plans. Total contributions of the employees for the nine months ended September 30, 2004 and 2005 amounted to Rp14,771 and Rp12,918, respectively. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

29.

PENSION PLAN (continued)

Defined Contribution Pension Plan (continued)

On June 20, 2000, the Ministry of Manpower issued Decree No. KEP-150/Men/2000 (“KEP-150”) regarding the settlement of work dismissal and determination of separation, appreciation and compensation benefits by companies. Subsequently, KEP-150 was revoked by Labor Law No. 13/2003 dated March 25, 2003. The Companies’ employees will receive the benefits under this new law at the minimum. For the nine months ended September 30, 2004 and 2005, the benefits provided by the Companies in accordance with this law amounted to Rp39,762 (as restated) and Rp46,357, respectively. The accruals provided in 2004 and 2005 were determined on the basis of actuarial computations. Such benefits provided are included in Personnel Expenses in the consolidated statements of income.

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

Amount

  Percentage to Total Assets/Liabilities (%)

2004

2005

2004

2005

Cash and cash equivalents

State-owned banks (Note 5)

2,360,926

3,018,992

8.63

9.39

Accounts receivable - trade

Telkom

386,930

201,325

1.41

0.63

PT Televisi Republik Indonesia

(Persero) (“TVRI”)

37,870

45,251

0.14

0.14

Telkomsel

56,407

28,055

0.210.09

Singapore Telecommunications Ltd.

(“SingTel”), Singapore

38,492

25,991

0.14

0.08

StarHub Pte. Ltd. (“StarHub”),

Singapore

29,358

25,196

0.11

0.08

State-owned banks

-

18,365

-

0.06

PT Pos Indonesia

9,140

10,224

0.030.03

PT Infokom Elektrindo

8,068

10,096

0.03

0.03

Belgacom S.A.

-

4,679

-

0.01

PT Citra Sari Makmur (“CSM”)

4,868

4,444

0.02

0.01

Cable & Wireless Optus

(“Optus”), Australia

1,245

4,388

0.00

0.01

PSN

3,724

3,378

0.01

0.01

PT Telekomindo Selular

Raya

(“Telekomindo”)

1,732

2,351

0.01

0.01

Others

39,402

17,697

0.15

0.06

Total

617,236

401,440

2.26

1.25

Less allowance for doubtful accounts

139,968

154,548

0.51

0.48

Net

477,268

246,892

1.75

0.77

Prepaid expenses (as restated)

Jiwasraya

24,321

17,014

0.09

0.05

Kopindosat

2,267

9,564

0.01

0.03

Others

1,412

3,503

0.00

0.01

Total

28,000

30,081

0.10

0.09

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

2004

2005

2004

2005

Other current assets

State-owned banks

1,761

3,819

0.01

0.01

Others

339

-

0.00

-

Total

2,100

3,819

0.01

0.01

Due from related parties - net

Key management personnel

       18,069

                          18,671

                 0.07

0.06

                Telkomsel

17,302

12,484

0.06

0.04

       YIMM

10,413

10,413

0.04

0.03

                Kopindosat

2,230

6,197

0.01 0.02

BNI

        4,023

       -

0.01

 -

       Others

6,542

1,809

0.03

0.00

Total

58,579

49,574

0.22

0.15

Less allowance for doubtful accounts

11,716

12,629

0.04

0.04

Net

46,863

36,945

0.18

0.11

Long-term prepaid pension

(as restated)

Jiwasraya

188,120

233,596

0.69

0.73

Long-term advances

Kopindosat

20,857

16,227

0.08

0.05

Others

5,600

3,428

0.02

0.01

Total

26,457

19,655

0.10

0.06

Non-current assets - others

State-owned banks

3,531

10,816

0.01

0.03

Pelayaran Nasional Indonesia

6,044

-

0.02

-

Total

9,575

10,816

0.03

0.03

Short-term loans

Mandiri

3,524

-

0.02

-

Accounts payable - trade

Telkom

-

7,705

-

0.04

Kopindosat

-

1,798

-

0.01

Others

16,934

1,257

0.12

0.01

Total

16,934

10,760

0.12

0.06

Procurement payable

Kopindosat

8,182

19,837

0.06

0.11

PT Industri Telekomunikasi Indonesia

8,528

1,679

0.06

0.01

Total

16,710

21,516

0.12

0.12

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

2004

2005

2004

2005

Dividend payable

Others

2,948

4,242

0.02

0.02

Accrued expenses (as restated)

       Ministry of Communications and

Information Technology (formerly

“Ministry of Communications”)

359,846

190,962

2.54

1.03

                Key management personnel

51,002

68,825

0.36

0.37

 Jiwasraya

19,444

14,924

0.14

0.08

      Telkom

882

3,695

0.00

0.02

      Others

27,248

-

0.19

-

Total

458,422

278,406

3.23

1.50

Due to related parties

PT Pos Indonesia

-

3,602

-

0.02

Indonesia Comnet

-

2,299

-

0.01

TVRI

2,262

2,262

0.010.01

State-owned banks

-

1,875

-

0.01

Kopindosat

1,518

1,530

0.01

0.01

Others

32,334

2,075

0.23

0.01

Total

36,114

13,643

0.25

0.07

Loans payable (including current

maturities)

      State-owned banks

1,010,986

628,985

7.12

3.39

Other non-current liabilities

Ministry of Communications and

Information Technology

145,991

145,991

1.03

0.79

Percentage to Respective

Income or Expenses

Amount

(%)

2004

2005

2004

2005

Operating revenues

Telkom

634,644

504,689

8.13

5.67

State-owned banks

119,063

97,617

1.53

1.10

Telkomsel

156,503

83,080

2.00

0.93

Sing Tel

118,654

50,131

1.520.56

StarHub

26,572

26,480

0.34

0.30

PT Infokom Elektrindo

13,150

13,970

0.17

0.16

Lembaga Kantor Berita Negara Antara

12,793

8,337

0.16

0.09

Belgacom S.A.

9,898

7,855

0.13

0.09

CSM

6,034

7,586

0.08

0.09

PT Angkasa Pura

3,837

4,637

0.05

0.05

Optus

8,451

4,313

0.110.05

PSN

5,513

3,469

0.07

0.04

PT Garuda Indonesia

2,135

3,035

0.03

0.03

Others

121,549

81,993

1.56

0.91

Total

1,238,796

897,192

15.88

10.07

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Percentage to Respective

Income or Expenses

Amount

(%)

2004

2005

2004

2005

Operating expenses

Personnel (as restated)

Key management personnel

121,920

94,574

2.38

1.56

Jiwasraya25,336

21,204

0.49

0.35

Total

147,256

115,778

2.87

1.91

Administration and general

Kopindosat

21,603

43,460

0.42

0.72

PT Usaha Gedung Bank Dagang

Negara (“UGBDN”)

2,741

1,743

0.05

0.03

Kantor Pos dan Giro Besar I

234

1,153

0.00

0.02

Total

24,578

46,356

0.47

0.77

Compensation to telecommunications

carriers and

service providers

Telkom

352,647

318,243

6.88

5.26

Others

5,033

3,352

0.10

0.06

Total

357,680

321,595

6.98

5.32

Leased circuits

PT Indonesia Comnet Plus (“Comnet“)

9,523

24,376

0.19

0.40

Sing Tel10,904

15,410

0.21

0.25

StarHub

1,456

5,199

0.03

0.09

Total

21,883

44,985

0.43

0.74

Other costs of services

Ministry of Communications and

Information Technology

392,907

410,055

7.66

6.78

Other income

Interest income

State-owned banks

51,171

37,571

(9.69

)

(2.79)

The following are the significant agreements/transactions with related parties:

a.

State-owned banks

The Companies place a substantial amount of their cash and cash equivalents in various state-owned banks. Interest rates on these placements are comparable to those offered by third-party banks.

The Company and Sisindosat also obtained loans from Mandiri and BNI (Note 17).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

b.

Telkom

(1)

a.

International telecommunications services

The Company and Satelindo have an agreement with Telkom, a majority state-owned local telecommunications services company, for the provision of international telecommunications services to the public. The principal matters covered by the agreement are as follows:

•

Telkom provides the local network for customers to make or receive international calls. The Company and Satelindo provide the international network for the customers. The international telecommunications services include international calls, telex, telegram, packet net, TV link, frame net, etc.

•

The Company, Satelindo and Telkom are responsible for their respective telecommunications facilities.

•

Telkom handles customer billing and collection, except for leased circuits and public phones located at the international gateways. The Company and Satelindo pay Telkom 1% of the collections made by Telkom, plus the billing process expenses which are fixed at Rp41 per record of outgoing call up to December 31, 2001 and Rp82 per record of outgoing call starting January 1, 2002, as compensation for billing processing (Note 26).

•

The compensation arrangement for the services provided is based on interconnection tariffs (Note 36) determined by the Ministry of Communications.

Receivables from Telkom are settled according to payments received by Telkom from the respective customers. These receivables are non-interest bearing.

Under a cooperation agreement with Telkom, the compensation of Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company’s collected revenues from such services.

The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

b.

Cellular Services

Satelindo and IM3 also have an agreement with Telkom for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with Telkom’s Public Switched Telephone Network (“PSTN”), enabling Satelindo’s and IM3’s customers  to make outgoing calls to or receive incoming calls from Telkom’s customers. The interconnection tariffs are determined by the Ministry of Communications (Note 36).

(2)

In 1994, Satelindo entered into a Land Transfer Agreement with Telkom for the transfer of Telkom’s rights to use 134,925 square meters of land located at Daan Mogot, West Jakarta, where Satelindo’s earth control station is currently situated. The Land Transfer Agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to US$40,000 less Rp43,220, and could be extended based on mutual agreement. This agreement was subsequently superseded by Land Rental Agreement dated December 6, 2001, under the same terms as those of the Land Transfer Agreement, except for a provision fixing the exchange rate in the conversion of the outstanding balance of the price which was paid in 2001.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

b.

Telkom (continued)

(3)

In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease transponder to Lintasarta. This agreement has been amended several times, the latest amendment of which is based on the fourth amendment agreement dated April 8, 2005. Transponder lease expense charged to operations amounted to Rp11,266 in 2004 and Rp6,075 in 2005 which are presented as part of “Operating Expenses - Compensation to Telecommunications Carriers and Service Providers”.

The following is a summary of the significant transactions between the Companies and Telkom:

Percentage to Respective

Amount

Income or Expenses (%)

2004

2005

2004

2005

Net operating revenues

634,644

504,689

8.13

5.67

Operating expenses

352,647

318,243

6.88

5.26

c.

Telkomsel

The Company, Satelindo and IM3 have interconnection transactions with Telkomsel, a subsidiary of Telkom, under a contractual sharing agreement which provides the following:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with Telkomsel’s GSM mobile cellular telecommunications network to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•

The Company and Satelindo receive as compensation for the interconnection, a portion of Telkomsel’s revenues from the related services that are made through the Company’s and Satelindo’s  international gateway exchanges.

•

Satelindo and IM3 also have agreements with Telkomsel for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with Telkomsel’s network, enabling Telkomsel’s customers to make calls to or receive calls from Satelindo’s and IM3’s customers.

•

The agreements are renewable annually.

Interconnection revenues earned from Telkomsel for the nine months ended September 30, 2004 and 2005 amounted to Rp491,630 and Rp512,018 respectively, which are net of interconnection charges amounting to Rp342,948 and Rp52,239, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

d.

Jiwasraya

Jiwasraya is a state-owned life insurance company that provides services to the Companies in managing the Companies’ pension plans.

e.

Key Management Personnel

The amounts due from key management personnel represent portions of housing and transportation allowances which were given in advance by the Company to its employees and transformation incentive (incentive given to employees to encourage them to adapt to the transformation of the business of the Company from fixed line international provider to cellular operator) which is amortized over the average remaining service period of the employees.
The prepaid/unamortized portions of housing and transportation advances and transformation incentives which were given to key management personnel in 2004 and 2005 amounted to Rp18,069 and Rp18,671, respectively, and are presented as part of “Due from Related Parties”, while those given to non-key management personnel amounting to Rp3,100 and Rp3,000 as of September 30, 2004 and 2005 are presented as part of “Accounts Receivable - Others” for the current portion, and Rp122,222 and Rp117,253 as of September 30, 2004 and 2005, respectively, as “Long-term Receivables” for the long-term portion.

f.

Kopindosat

Kopindosat is a cooperative established by the Company’s employees to engage in various activities from which it earns revenues, such as providing housing and car loans and other consumer loans principally to the Company’s employees, as well as car, house and equipment rental and other services principally to the Company.

Kopindosat and certain of its subsidiaries are under the supervision of the Company’s management. The Company also seconded several of its employees on a temporary basis to support Kopindosat and its subsidiaries in conducting their businesses and to provide managerial training for the Company’s employees. In addition, the Company provides Kopindosat and certain of its subsidiaries some office spaces in its buildings for use in their businesses.

As of  September 30, 2004 and 2005, Kopindosat has investments in the following entities:

Equity Interest (%)

PT Puri Perkasa Farmindo

95.00

PT Duta Sukses Utama

90.00

PT Mutiara Data Caraka Lintas

15.00

Lintasarta

0.66

Sisindokom (formerly Sisindosat)

0.53

IMM

0.50

Kopindosat distributes annually to the Company’s employees a portion of its profit earned during the preceding fiscal year. The Company initially makes the distribution (charged to a receivable account) to the employees and is subsequently reimbursed by Kopindosat. The timing of such reimbursement, which has historically occurred within the year of distribution, is subject to negotiations between the Company and Kopindosat. The receivable is non-interest bearing.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

f.

Kopindosat (continued)

Due to the merger of the Company and Satelindo (Note 1e), Kopindosat and Koperasi Karyawan Satelindo Antariksa, a cooperative established by Satelindo’s employees, agreed to merge on March 2, 2004 with Kopindosat as the surviving entity.

g.

PSN

In 1997, Satelindo entered into an operation agreement with PSN, an investee of Telkom, in respect of the Palapa-C satellites. In accordance with the agreement, Satelindo agreed to operate and control the Palapa-C satellites through Satelindo’s Master Control Station (“MCS”) located at Daan Mogot, West Jakarta. Under the agreement, PSN shall pay an annual operation fee of US$323 to Satelindo. The operation fee is payable in quarterly installments.

The agreement was amended in 1999 relating to the de-orbit of one of the satellites.

h.

GLP

In 1997, GLP (an associated company) issued a promissory note amounting to US$10,000 payable to PT Asuransi Jasa Indonesia, which note was subsequently arranged to be made payable to PT Rekasaran Utama on the maturity date of the note in 1997. The note was secured by a corporate guarantee issued by Sisindosat.

As a result of the economic condition in Indonesia (Note 40), GLP could no longer pay the note. As guarantor, Sisindosat had become liable for the payment of the note. At the Extraordinary Meeting of the Stockholders of GLP in 1998, the stockholders approved that Sisindosat be entitled to take custody of the office building when GLP defaulted in the payment of the note. Based on a negotiable promissory note agreement in 1999, the note was settled from the proceeds of a loan acquired by Sisindosat from the Company and Sisindosat’s guarantee was released.

Sisindosat provided an allowance for possible loss from the non-collection of this loan receivable and related interest in 2002 and 2003, after considering GLP’s financial position. GLP was sold in 2004 (Note 9).

The management believes that the allowance provided on accounts receivable - trade and others from related parties is adequate to cover possible loss from uncollectible accounts.

The relationship and nature of account balances/transactions with other related parties are as follows:

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

1.

TVRI

Affiliate

Operating revenues - MIDI and

marketing expenses

(advertising)

2.

StarHub

Affiliate

Operating revenues -

international calls

3.

Sing Tel

Affiliate

Operating revenues - cellular and

international calls

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

4.

 PT Infokom Elektrindo

Affiliate

Operating revenues - cellular,

     international calls and MIDI

5.

PT Pos Indonesia

Affiliate

Operating revenues - MIDI

6.

CSM

Affiliate

Operating revenues - MIDI

7.

Optus

Affiliate

Operating revenues - cellular and

international calls

8.

Telekomindo

Affiliate

Operating revenues - cellular and

international calls

9.

PT Garuda Indonesia

Affiliate

Operating revenues - MIDI

10.

Mobisel

Affiliate

Operating revenues - cellular and

international calls

11.

Ministry of Communication and

Information Technology

Government agency

Operating revenues - MIDI and

concession fee

12.

YIMM

Associated company

Interest-bearing loan

13.

Kalimaya

Associated company

Interest-bearing loan

14.

Comnet

Affiliate

Other cost of services - rent of

transmission channel

15.

PT Industri Telekomunikasi

Indonesia

Affiliate

Procurement payable

16.

Lembaga Kantor Berita

Negara Antara

Affiliate

Operating revenues - MIDI

17.

Belgacom S.A.

Affiliate

Operating revenues - cellular and

international calls

18.

PT Angkasa Pura

Affiliate

Operating revenues - MIDI

19.

UGBDN

Affiliate

Rent expense

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

31.

EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

2004

(As Restated -

Note 4)

2005

Numerator for basic and diluted earnings per share

Net income

1,516,240

1,018,427

Denominator - number of shares

Denominator for basic earnings per share

Weighted-average number of shares outstanding

during the period including effect of exercise of

ESOP Phase I and Phase II

5,269,295,500

5,241,368,148

Dilutive effect of ESOP (Note 20)

Phase II

809,895

-

Denominator for diluted earnings per share

5,270,105,395

5,241,368,148

Basic earnings per share

287.75

194.31

Diluted earnings per share

287.71

194.31

32.

DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS

At the Company’s Annual Stockholders’ General Meeting held on June 22, 2004, the stockholders resolved to, among others:

a.

Approve the utilization of 2003 net income as follows:

-

51% for reinvestment and working capital

-

1% for reserve fund

-

48% for dividend or Rp145.55 per share

a.

Pay the dividend on July 29, 2004, except payment of dividend for the Government which would be paid in accordance with the prevailing laws and regulations.

At the Company’s Annual Stockholders’ General Meeting held on June 8, 2005, the stockholders resolved to, among others:

a.

Approve the utilization of 2004 net income as follows:

-

50% for reinvestment and working capital

-

1%  for reserve fund

-

49%  for dividend or Rp154.23 per share

a.

Pay the dividend on July 15, 2005, except payment of dividend for the Government which will be paid in accordance with the prevailing laws and regulations.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

33.

DERIVATIVES

The Company’s overall treasury and funding policies focus on managing financial risks, including interest rate and foreign exchange risks, and on cost-efficient funding. The Company does not enter into derivative financial instruments for trading purposes.

During 2004 and 2005, the Company entered into several swap contracts. Listed below is information related to the contracts and their fair values as of September 30, 2004 and 2005:

Cross Currency Swap:

                  Fair Value (Rp)

Notional

             2004

2005

Amount

(US$)

Receivable

Payable

ReceivablePayable

a. Goldman Sachs Capital Market, L.P.,

New York (“GSCM”)

(1)

50,000

-

-

--

b. GSCM (1)

25,000

-

-

--

c. GSCM (1)

25,000

-

-

--

d. Standard Chartered Bank, Jakarta

Branch

25,000

-

5,956

25,501

-

e. GSCM (2)

100,000

-

71,410

--

f.  JPMorgan Chase Bank, Singapore

Branch (“JPMorgan”)

25,000

-

-

1,133

-

g. Goldman Sachs International (“GSI”)

100,000

-

-

68,159

-

h. GSI

25,000

-

-

3,008

-

i.  GSI

75,000

-

-

-17,253

j.  Merrill Lynch Capital Market Bank

Limited (“MLCMB”)

25,000

-

-

-2,397

Sub-total

-

77,366

97,801

19,650

Interest Rate Swap:

                  Fair Value (Rp)

Notional

             2004

2005

Amount

(US$)

Receivable

Payable

ReceivablePayable

k.  Barclays Capital, London

 (“Barclays”)

(3)

50,000

-

2,688

--

l.   ABN AMRO Bank, N.V., London

Branch (“ABN”) (4)

25,000

-

275

--

m.  GSCM (1)

25,000

5,002

-

--

n.  ABN (4)

25,000

3,189

-

--

         o. The Hongkong and Shanghai

Banking Corporation Limited,

Jakarta Branch (“HSBC“)(2)

25,000

3,400

-

--

p.  ABN (2)

50,000

-

-

--

Sub-total

11,591

2,963

--

Total

11,591

80,329

97,801

19,650

(1)

terminated in 2004

(2)

terminated in May 2005

(3)

terminated in April 2005

(4)

terminated in January 2005

The net change in fair value of the swap contracts totalling (Rp63,045) and Rp35,628 in 2004 and 2005, respectively, is presented as “Gain (Loss) on Change in Fair Value of Derivatives - Net” under Other Income (Expenses) in  the  consolidated  statements  of income. “Derivative Assets” is  presented  under current assets amounting to Rp11,591 and Rp97,801 as of September 30, 2004 and 2005, respectively, and “Derivative Liabilities” is presented under current liabilities amounting to Rp80,329 and Rp19,650 as of September 30, 2004 and 2005, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

33.

DERIVATIVES (continued)

The following are the details of the swap contracts:

Cross Currency Swap Contracts

a.

On January 20, 2004, the Company entered into a cross currency swap contract with GSCM. Based on the contract, the Company would swap, at the final exchange date (termination date)
on October 30, 2010, a total of Rp419,400 for US$50,000 minus Contingent Notional Amount. The Contingent Notional Amount would be computed based on 12-month LIBOR rate.
The contract provided for the Company to make semi-annual payments, every April 30 and October 30 up to the termination date, at 12-month U.S. dollar LIBOR plus 2.125% (subject to a maximum of 3.64%) per annum if the 12-month U.S. dollar LIBOR was equal to or less than 5.90%. Otherwise, the semi-annual payments would be at 12-month U.S. dollar LIBOR plus 2.125% per annum. Total swap cost in 2004 amounting to Rp8,313 is presented as part of “Gain (Loss) on Change in Fair Falue of Derivatives - Net” under Other Income (Expenses).

This contract was terminated on August 9, 2004. Based on the termination confirmation, the Company should pay US$2,340 to GSCM for the termination payment and to roll over the US$2,340 outstanding balance under the contract into the new cross currency swap contract  (Note 33e).

b.

On February 20, 2004, the Company entered into a cross currency swap contract with GSCM. Based on the contract, the Company would swap, at the final exchange date (termination date) on October 30, 2010, a total of Rp210,000 for US$25,000 minus Contingent Notional Amount.
The Contingent Notional Amount would be computed based on 12-month LIBOR rate.
The contract provided for the Company to make semi-annual payments, every April 30 and October 30 up to the termination date, at 12-month U.S. dollar LIBOR plus 1.75% (subject to a maximum of 3.65%) per annum if the 12-month U.S. dollar LIBOR was equal to or less than 6.20%. Otherwise, the semi-annual payments would be at 12-month U.S. dollar LIBOR plus 1.75% per annum. Total swap cost in 2004 amounting to Rp3,996 is presented as part of “Gain (Loss) on Change in Fair Falue of Derivatives - Net” under Other Income (Expenses).

This contract was terminated on August 9, 2004. Based on the termination confirmation, the Company should pay US$1,020 to GSCM for the termination payment and to roll over the US$1,020 outstanding balance under the contract into the new cross currency swap contract
(Note 33e).

c.

On March 31, 2004, the Company entered into a cross currency swap contract with GSCM. Based on the contract, the Company would swap, at the final exchange date (termination date) on October 30, 2010, a total of Rp211,250 for US$25,000 minus Contingent Notional Amount.
The Contingent Notional Amount would be computed based on 12-month LIBOR rate.
The contract provided for the Company to make semi-annual payments, every April 30 and
October 30 up to the termination date, at 12-month U.S. dollar LIBOR plus 0.95% per annum. Total swap cost in 2004 amounting to Rp3,083 is presented as part of “Gain (Loss) on Change in Fair Falue of Derivatives - Net” under Other Income (Expenses).

This contract was terminated on August 9, 2004. Based on the termination confirmation, the Company should pay US$4,140 to GSCM for the termination payment and to roll over the US$4,140 outstanding balance under the contract into the new cross currency swap contract (Note 33e).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

33.

DERIVATIVES (continued)

d.

On April 23, 2004, the Company entered into a cross currency swap contract with Standard Chartered Bank, Jakarta Branch. Based on the contract, the Company will swap at the final exchange date (termination date) on November 5, 2008, a total of Rp214,625 for US$25,000.
The contract provides for the Company to make semi-annual payments, every May 5 and November 5 up to the termination date, at 6-month U.S. dollar LIBOR plus 2.60% per annum. Total swap cost amounting to Rp4,241 and Rp5,995 in 2004 and 2005, respectively, is presented as part of “Gain (Loss) on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

e.

On August 9, 2004, the Company entered into a new cross currency swap contract with GSCM to roll over the outstanding balance under its 3 previous cross currency swap contracts with GSCM (Notes 33a, 33b and 33c above). Based on the contract, the Company would swap at termination date on November 5, 2010, a total of Rp840,650 for US$100,000. The contract provided for
the Company to make semi-annual payments, every May 5 and November 5, up to termination date, at  6-month  U.S. dollar   LIBOR  plus  2.62%   per   annum. Total  swap  cost  amounting  to Rp6,297 and Rp29,142 in 2004 and 2005, respectively,  is presented as part of “Gain (Loss) on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

Based on the contract, as of September 30, 2004, the Company had transferred margin deposit to GSCM’s account amounting to US$6,500 which amount was charged to restricted cash, a component of “Other Non-current Assets” account.

On May 13, 2005, the Company terminated its cross currency swap contract with GSCM. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$11,750 (equivalent to Rp111,507). The payment was made on May 16, 2005.

f.

On November 5, 2004, the Company entered into a cross currency swap contract with JPMorgan. Based on the contract:

•

If the spot rate at termination date is less than Rp14,000 to US$1 (in full amounts), the Company will swap at the final exchange date (termination date) on November 5, 2010, a total of Rp225,000 for US$25,000.

•

If the spot rate at termination date is higher than Rp14,000 to US$1 (in full amounts), the Company will swap at the final exchange date (termination date) on November 5, 2010, a certain rupiah amount [i.e., equivalent to US$25,000 multiplied by exchange rate of Rp9,000 (in full amount) plus the excess of actual spot rate over Rp14,000 (in full amount)] for US$25,000.

The contract provides for the Company to make semi-annual payments, every May 5 and November 5, up to termination date, at the fixed rate of 5% per annum of Rp225,000. Total swap cost amounting to Rp5,687 in 2005 is presented as part of “Gain (Loss) on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

The contract provides early termination option for JPMorgan and the Company on
November 5, 2008 or November 5, 2009.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

33.

DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

b.

On May 13, 2005, the Company entered into a cross currency swap contract with GSI. Based on the contract which is effective starting May 5, 2005, the Company will swap at termination date on November 5, 2010, a total of Rp832,250 for US$100,000. Based on the contract, the Company will make semi-annual payments, every May 5 and November 5 up to termination date, at (i) fixed rate of 6.96% for US$50,000 and at (ii) 6-month U.S. dollar LIBOR plus 2.62% per annum for US$50,000 and will receive (i) semi-annual payments in the amount of 6-month U.S. dollar LIBOR per annum multiplied by US$11,750 during the period May 13, 2005 through May 13, 2008 and (ii) the amount of US$11,750 on May 13, 2008.

c.

On May 13, 2005, the Company entered into a cross currency swap contract with GSI which is effective starting May 5, 2005. Based on the contract:

•

If the Company determines rupiah/US$ fixing rate at any time during the period from May 13, 2005 up to December 1, 2005, the Company will swap at the final exchange date (termination date) on November 5, 2010, a certain rupiah amount (i.e., equivalent to US$25,000 multiplied by the determined rupiah/US$ fixing rate).

•

If the Company does not determine rupiah/US$ fixing rate, the Company will swap at the final exchange date (termination date) on November 5, 2010, a fixed rupiah amount (equivalent to US$25,000 multiplied by rupiah/US$ fixing rate provided by calculation agent based on prevailing rupiah/US$ spot rate on December 2, 2005). Such rupiah/US$ fixing rate should always be capped at the maximum of Rp12,000 (in full amount).

The contract provides for the Company to make semi-annual payments, every May 5 and November 5 up to termination date, at the fixed rate of 4.30% per annum of US$25,000.

b.

On August 22, 2005, the Company entered into a cross currency swap contract with GSI which is effective starting June 22, 2005. Based on the contract, the Company will swap at termination date on June 22, 2012, a certain rupiah amount equivalent to US$75,000 multiplied by the following Contract Foreign Exchange rate:

•

If the Terminal Foreign Exchange rate (i.e., prevailing rupiah/US$ spot rate determined by calculation agent on 2nd business day prior to termination date) is lower than or equal to Upper Strike [i.e, Lower Strike plus Rp4,300 (in full amount)], the Contract Foreign Exchange rate will be the Lower Strike (i.e., the lower of Rp9,700 (in full amount) and Rupiah/US$ Fixing rate#].

# Rupiah/US$ fixing rate is the lowest daily rupiah/US$ spot rate during Observation Period (i.e., from and including

August 22, 2005 to and including June 20, 2012)

•

If the Terminal Foreign Exchange rate is higher than Upper Strike, the Contract Foreign Exchange rate will be the Terminal Foreign Exchange rate minus Rp4,300 (in full amount).

The contract provides for the Company to make semi-annual payments, every June 22 and   December 22 up to termination date, at the fixed rate of 3.28% per annum of US$75,000.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

33.

DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

b.

On September 20, 2005, the Company entered into a cross currency swap contract with Merrill Lynch Capital Markets Bank Limited (“MLCMB”) which is effective starting September 22, 2005. Based on the contract, the Company will receive, at termination date on June 22, 2012, the following:

•

If the rupiah/US$ spot rate at termination date is less than Rp9,500 to US$1 (in full amount), the Company will receive zero amount from MLCMB.

•

If the rupiah/US$ spot rate at termination date is greater than Rp9,500, but less than or equal to Rp14,000 to US$1 (in full amounts), the Company will receive a certain US$ amount which equals to US$25,000 multiplied by (1 -  Rp9,500/rupiah/US$ spot rate) (in full amount).

•

If the rupiah/US$ spot rate at termination date is greater than Rp14,000 to US$1 (in full amount), the Company will receive a certain US$ amount which equals to US$25,000 multiplied by (Rp14,000 - Rp9,500) / rupiah/US$ spot rate (in full amount)

The contract provides for the Company to make semi-annual payments, every June 22 and December 22 up to termination date, at the fixed rate of 2.99% per annum of US$25,000.

All cross-currency swap contracts with GSI (Notes 33g, 33h, and 33i) are structured to include credit-linkage with Indosat as the reference entity and with the Company’s (i) bankruptcy, (ii) failure to pay on certain of debt obligations or (iii) a restructuring of certain of debt obligations as the relevant Credit Events. Upon the occurrence of any of these Credit Events, the Company’s obligations and those of GSI under these swap contracts will terminate without any further payments or settlements being made by or owed to either party, including a payment by either party of any market-to-market value of the swap contracts.

Interest Rate Swap Contracts

b.

On February 10, 2004, the Company and Barclays entered into an interest swap contract with a notional amount of US$50,000. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, every May 5 and November 5 up to the termination date on November 5, 2010, 6-month U.S. dollar LIBOR plus 0.45% (subsequently changed to 1.33%*), in exchange for 7.75% per annum, times the actual number of days in which the 6-month U.S. dollar LIBOR was to be located in the pre-determined annual (subsequently changed to semi-annual*) range. The range was to be predetermined annually (subsequently changed to semi-annually*) up to 2010 and would take effect on May 5 (subsequently changed to May 5 and November 5*) of each year. The swap income arising from this transaction amounting to Rp17,336 in 2004 is presented as part of “Gain (Loss) on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

The contract provided early termination option for Barclays, every May 5 and November 5, commencing on May 5, 2006 up to termination date.

On April 15, 2005, the Company terminated its interest rate swap contract with Barclays. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$3,880 (equivalent to Rp37,124). The payment was made on April 21, 2005.

* effective on September 15, 2004

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

33.

DERIVATIVES (continued)

Interest Rate Swap Contracts (continued)

c.

On April 19, 2004, the Company and ABN entered into an interest swap contract with a notional amount of US$25,000. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, every May 5 and November 5 up to termination date on November 5, 2008, 6-month U.S. dollar LIBOR plus 0.25%, in exchange for 7.75% per annum times the actual number of days on which the 6-month U.S. dollar LIBOR was less than the upper limit. The upper limit was to be pre-determined semi-annually up to 2008 and would take effect on May 5 and November 5 of each semester. The swap income arising from this transaction amounting to Rp5,768 in 2004 is presented as part of “Gain (Loss) on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

The contract allowed ABN to terminate the contract, every May 5 and November 5, commencing on May 5, 2006.

On January 20, 2005, ABN preterminated this contract (Note 33p).

d.

On April 26, 2004, the Company and GSCM entered into an interest swap contract with a notional amount of US$25,000. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, every April 30 and October 30 up to the termination date on October 30, 2010, 6-month U.S. dollar LIBOR minus 0.25% (subject to a maximum of 7.64%) plus a Contingent Spread, in exchange for 7.75% per annum. The Contingent Spread was to be pre-determined semi-annually up to 2010 and would take effect on April 30 and October 30 of each semester. The swap income arising from this transaction amounting to Rp5,550 in 2004 is presented as part of “Gain (Loss) on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

The contract provided early termination option for GSCM, every April 30 and October 30, commencing on October 30, 2004 up to October 30, 2008.

On October 30, 2004, GSCM terminated this contract.

e.

On May 6, 2004, the Company and ABN entered into an interest swap contract with a notional amount of US$25,000. Based on the contract, the Company agreed to pay at floating rate, in annual intervals, every November 5 up to termination date on November 5, 2006, 12-month U.S. dollar LIBOR plus 3.50% in exchange for 7.75% per annum. The swap income arising from this transaction amounting to Rp1,458 in 2004 is presented as part of “ Gain (Loss) on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

On January 20, 2005, ABN preterminated this contract (Note 33p).

f.

On May 7, 2004, the Company and HSBC entered into an interest swap contract with a notional amount of US$25,000. Based on the contract, the Company agreed to pay at floating rate, in annual intervals, every November 5 up to the termination date on November 5, 2006, 12-month U.S. dollar LIBOR plus 3.50% in exchange for 7.75% per annum. The swap income arising from this transaction amounting to Rp1,511 and Rp9,174 in 2004 and 2005, respectively, is presented as part of “Gain (Loss) on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

On May 12, 2005, the Company terminated its interest rate swap contract with HSBC. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$1,060 (equivalent to Rp10,065). The payment was made on May 13, 2005.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

33.

DERIVATIVES (continued)

Interest Rate Swap Contracts (continued)

g.

On January 20, 2005, the Company entered into an interest rate swap contract with ABN with a notional amount of US$50,000 to unwind its existing 2 interest rate swap contracts with ABN (Notes 33l and 33n). Based on the contract which was effective starting May 5, 2005, the existing interest rate swap contracts and all related cash flows were cancelled effective January 20, 2005 and the fair value of the existing interest rate swap contracts as of January 20, 2005 was transferred into the new interest rate swap contract. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, on November 5, 2005 and thereafter every May 5 and November 5 up to the termination date on November 5, 2008, 6-month U.S. dollar LIBOR plus 3.15% in exchange for 7.75% per annum times the actual number of days in which the 6-month U.S.dollar LIBOR was located in the pre-determined ranges up to the termination date.

On May 12, 2005, the Company terminated its interest rate swap contract with ABN. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$2,685 (equivalent to Rp25,494). The payment was made on May 13, 2005.

34.

COMMITMENTS AND CONTINGENCIES

a.

As of September 30, 2005, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement and installation of property and equipment amounting to US$286,479, EUR1,135,248 (in full amount, equivalent to US$1,367) and Rp1,468,446 (Note 41).

The significant commitments on capital expenditures are as follows:

•

On July 28, 2005, the Company entered into Supply and Installation Agreement of PDH and SDH Microwave Radio Equipment for West Java, Central Java, and Bali Nusa Tenggara Islands  with PT Alcatel Indonesia, Alcatel CIT, and Alcatel Italia (“Alcatel”), whereby Alcatel agreed to provide equipment and services in the installation of Cellular Transmission (PDH and SDH Microwave Radio).

As of September 30, 2005, the Company has issued several Purchase Orders (“POs”) totalling US$13,587 and Rp55,977 which relate to the purchase commitment under this agreement.   The POs that have not been served amounted to US$12,356 and Rp47,580 as of September 30, 2005.

•

On July 4, 2005, the Company entered into BSS Back Up Plan Agreement with Siemens AG (“Siemens”), whereby Siemens agreed to provide equipment and services in the installation of BSS for total contracts amounts of US$6,950 and Rp46,202.

As of September 30, 2005, the Company has issued several POs which relate to the purchase commitment under this agreement. The POs that have not been served amounted to US$4,050 and Rp38,358 as of September 30, 2005.

34.

COMMITMENTS AND CONTINGENCIES (continued)

•

On July 1, 2005, the Company entered into 2005 - 2008 BSS Expansion Agreement with        PT Nokia Networks (“Nokia”), whereby Nokia agreed to provide equipment and services in the installation of BSS for total contracts amounts of US$76,282 and Rp175,608.

As of September 30, 2005, the Company has issued several POs which relate to the purchase commitment under this agreement. The POs that have not been served amounted to US$33,654 and Rp14,096 as of September 30, 2005.

•

On July 1, 2005, the Company has issued several POs totalling US$9,264 and Rp30,726  which relate to the purchase commitment under 2005 BSS Roll Out Agreement for Sulawesi, Maluku and Papua with Huawei Tech Investment Co Ltd and PT Huawei Tech Investment (“Huawei”), whereby Huawei agreed to provide equipment and services in the installation of BSS. The POs that have not been served amounted to US$9,264 and Rp30,726 as of September 30, 2005.

•

On June 24, 2005, the Company entered into Supply and Installation Agreement of PDH Microwave Radio for Sulawesi Maluku and Papua with PT Industri Telekomunikasi Indonesia (“PT INTI”), whereby PT INTI agreed to provide equipment and services in the installation of PDH Microwave for total contract amounts of US$6,269 and Rp28,932.

As of September 30, 2005, the Company has issued several POs which relate to the purchase commitment under this agreement and its amendment. The POs that have not been served amounted to US$6,269 and Rp28,932 as of September 30, 2005.

•

On March 15, 2005, the Company entered into Supply and Installation of BSS, MSC and IN Expansion Agreements with Ericsson, whereby Ericsson agreed to provide equipment and services in the installation of BSS, MSC and IN for total contract amounts of US$59,833 and Rp87,271.

As of September 30, 2005, the Company has issued several POs which relate to the purchase commitment under these agreements. The POs that have not been served amounted to US$43,484 and Rp72,545 as of September 30, 2005.

•

On April 15, 2004, the Company entered into a Construction of Single Network Jabotabek Area Agreement with PT Ericsson Indonesia and Ericsson AB (“Ericsson”), whereby Ericsson agreed to provide equipment and services in the construction of a single network for the Company’s GSM telecommunication system for contract amounts of US$95,951 and Rp194,087.

As of September 30, 2005, the Company has issued several POs which relate to the purchase commitment under this agreement. The POs that have not been served amounted to US$8,096 as of September 30, 2005.

•

On November 5, 2003, IM3 entered into an agreement with Nokia for the latter to enhance the former’s radio network in East Java for contract amounts of US$43,074 and Rp61,761. On October 19, 2004, the Company and Nokia amended the contract amounts to become US$65,247 and Rp113,923.

As of September 30, 2005, the Company has issued several POs which relate to the purchase commitment under this agreement and its amendment. The POs that have not been served amounted to US$17,799 and Rp32,618 as of September 30, 2005.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

34.

COMMITMENTS AND CONTINGENCIES (continued)

b.

As of September 30, 2005, commitments made by the Company under operating lease agreements amounted to US$78 and Rp15,571 (Note 41).

c.

In 1994 and 1998, the Company was appointed as a Financial Administrator (“FA”) and Central Billing Party (“CBP”), respectively, by a consortium which was established to build and sell/lease Asia Pacific Cable Network (“APCN”) submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collected and distributed funds from the sale of APCN’s IRU and Defined Underwritten Capacity (“DUC”) and Occasional Commercial Use (“OCU”) service, while as a CBP, the Company managed funds from the members of the consortium for upgrading the APCN cable. The funds received from the sale of IRU and DUC, OCU services and funds received for upgrading the APCN cable did not belong to the Company and, therefore, were not recorded in the Company’s books. However, the Company managed these funds in separate accounts. Subsequently, on April 25, 2005, the Company was discharged as the CBP.

As of September 30, 2005, the balance of the funds (including interest earned) amounted to US$22,214. Besides the funds from the sale of IRU, the members of the consortium also received their share of the interest earned by the above funds.

d.

Based on letters No. S-5341/LK/2002 and No. S-5327/LK/2002, both dated December 4, 2002, from the Ministry of Finance (“MOF”) of the Republic of Indonesia, the Company was fined 2% interest per month as penalty (maximum of interest for 24 months) for the late payment of the Government’s dividends. The Company paid the dividends in accordance with the payment schedule approved in its Stockholders’ Annual General Meeting.

The penalties amounted to Rp20,633 and Rp38,096 for the dividends from the Company’s net income in 1999 and 2000, respectively. Based on a letter dated January 6, 2003, the Company requested the MOF to reconsider its decision to impose the penalties.

On December 1, 2003, MOF, through its letter No. S-6287/LK/2003, refused to reconsider its decision. Based on the letter, the penalty for the dividend from the Company’s net income in 2000 has been increased from Rp38,096 to Rp42,902.

Based on letter No. S-20/MBU.S/2004 dated January 28, 2004 of the Ministry of State-owned Enterprises of the Republic of Indonesia, the Ministry requested the MOF to reconsider its decision to penalize the Company for the late payment of dividends to the Government.

On February 5, 2004, the MOF, in its letter No. S-498/LK/2004, reminded the Company to settle the penalties.

In response to letter No. S-20/MBU.S/2004 dated January 28, 2004 from the Ministry of State-owned Enterprises (see above), the MOF through its letter No.  S-126/MK.6/2004 dated March 15, 2004 stated that the request of the Ministry of State-owned Enterprises to release the Company from the penalty on late payment of dividends was difficult to consider as there was no regulation for the release of the penalty on the late payments of dividends.

On June 15, 2005, the MOF, in its letter No. S-1680/AP/2005, reconfirmed the Company’s penalties amounting to Rp63,535 and requested the Company to immediately settle the penalties.

As of September 30, 2004 and 2005, the Company did not accrue any penalties on the dividends because, in the opinion of the Company’s legal counsels, the Company has assurance that it may not be liable to pay such penalties.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

35.

TARIFF SYSTEM

a.

International telecommunications services

The service rates (“tariffs”) for overseas exchange carriers are set based on the international telecommunications regulations established by the International Telecommunications Union (“ITU”). These regulations require the international telecommunications administrations to establish and revise, under mutual agreement, accounting rates to be applied among them, taking into account the cost of providing specific telecommunications services and relevant recommendations from the Consultative Committee on International Telegraph and Telephone (“CCITT”). The rates are divided into terminal shares payable to the administrations of terminal countries and, where appropriate, into transit shares payable to the administrations of transit countries.

The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right (“SDR”) or the Gold franc which is equivalent to 1/3.061 SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

The tariffs billed to domestic subscribers for international calls originating in Indonesia, also known as collection rates, are established in a decision letter of the Ministry of Communications, which rates are generally higher than the accounting rates. During the period 1996 to 1998, the Ministry of Communications made tariff changes effective January 1, 1997, March 15, 1998 and November 15, 1998.

b.

Cellular services

Tariffs for cellular providers are set on the basis of Regulation No. KM 27/PR.301/MPPT-98 dated February 23, 1998 of the Ministry of Tourism, Posts and Telecommunications (subsequently renamed “Ministry of Communications” and most recently as “Ministry of Communications and Information Technology”). Under this regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges

The maximum tariff for connection fee is Rp200,000 per new connection number. The maximum tariff for monthly charges is Rp65,000. Usage charges consist of the following:

1.

Airtime

The maximum airtime tariff charged for “origin” cellular is Rp325/minute. The details of the tariff system are as follows:

a.

Cellular to cellular

: 2 times airtime rate

b.

Cellular to PSTN

: 1 time airtime rate

c.

PSTN to cellular

: 1 time airtime rate

d.

Card phone to cellular

: 1 time airtime rate plus 41% surcharge

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

35.

TARIFF SYSTEM (continued)

b.

Cellular services (continued)

2.

Usage

a.

Usage tariff charged to a cellular subscriber who makes a call to another subscriber using PSTN network is similar to the usage tariff of PSTN, which is applied on a time differentiation basis. For the use of local PSTN network, the tariff is computed at 50% of the prevailing local PSTN tariff.

b.

Long-distance usage tariff between two different service areas without using PSTN network is similar to the prevailing tariff on domestic long-distance call (“SLJJ”) for a PSTN subscriber.

The maximum tariff for active roaming is Rp1,000 per call and is charged to in-roaming cellular subscriber who makes a call.

Tariffs for prepaid customers are also regulated by the Ministry of Communications in its Decree No. KM.79 Year 1998 dated December 14, 1998, and are typically higher than tariffs for post-paid subscribers. Cellular operators are allowed to set their own tariffs. However, the maximum usage tariffs for prepaid customers may not exceed 140% of peak time tariffs for post-paid subscribers.

36.

INTERCONNECTION TARIFFS

Interconnection tariffs among domestic telecommunications operators are regulated by the Ministry of Communications through its decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The decree has been updated several times with the latest update being decree No. KM.37 Year 1999 dated June 11, 1999. This decree, along with decree No. KM.46/PR.301/MPPT-98 dated February 27, 1998, prescribes interconnection tariff structures between mobile cellular telecommunications network and PSTN, mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN, and between two domestic PSTNs.

Based on the decree of the Ministry of Communications and Information Technology, the interconnection tariff arrangements are as follows:

1.

Structure of Interconnection Tariff

a.

Between international and domestic PSTN

Based on decision letter No. KM.37 Year 1999 dated June 11, 1999 of the Ministry of Communications, the interconnection tariffs are as follows:

Tariff

Basis

Access charge

Rp850 per call

Number of successful outgoing

and incoming calls

Usage charge

Rp550 per paid minute

Duration of successful outgoing

and incoming calls

USO

Rp750 per call

Number of successful outgoing

and incoming calls

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

36.

INTERCONNECTION TARIFFS (continued)

1.

Structure of Interconnection Tariff (continued)

a.

Between international and domestic PSTN (continued)

For a ten-year period effective January 1, 1995, the Company (Indosat only, not including Satelindo) was originally exempted from the obligation to pay USO to Telkom.

Based on a letter from the Ministry of Communications, the access and usage charges to be paid by an international telecommunications carrier to a domestic carrier for the next ten years up to 2004 are not to exceed 25% of the international telecommunications carrier’s international telecommunications revenue.

Based on regulation No. 28 year 2005 dated July 5, 2005 of the Government of the Republic of Indonesia, the USO tariff has been changed from Rp750 per successful international outgoing or incoming call to 0.75% of gross revenues from all services. The Company applied the new tariff starting January 1, 2005 (Note 27).

b.

Between domestic PSTN and another domestic PSTN

Interconnection charges for domestic telecommunication traffic (local and long distance) between a domestic PSTN and another domestic PSTN are based on agreements made by those domestic PSTN telecommunication carriers.

c.

Between cellular telecommunications network and domestic PSTN

Based on the Ministry of Tourism, Posts and Telecommunications Decree No. KM.46/PR.301/ MPPT-98 (“Decree No. 46”) dated February 27, 1998 which became effective starting April 1, 1998, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to a PSTN subscriber, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.
For local calls from the PSTN to a cellular subscriber, the cellular operator receives the airtime charged by the PSTN operator to its subscribers.

(2)

SLJJ

For SLJJ which originates from the PSTN to a cellular subscriber, the cellular operator receives a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the prevailing SLJJ tariff plus the airtime charges in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff plus the airtime charges in cases where the entire long-distance portion is carried by the cellular operator.

For SLJJ which originates from a cellular telecommunications network to a PSTN subscriber, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff in cases where the entire long-distance portion is carried by the cellular operator.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

36.

INTERCONNECTION TARIFFS (continued)

1.

Structure of Interconnection Tariff (continued)

d.

Between cellular telecommunications network and another cellular telecommunications network

Based on Decree No. 46, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to another, the “origin” cellular operator pays the airtime to the “destination” cellular operator. If the call is carried by a PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.

(2)

SLJJ

For SLJJ which originates from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 85% of the tariff in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, and to 100% if the call is delivered to the same cellular operator.

e.

Between international PSTN and cellular telecommunications network

Starting from 1998, the interconnection tariff for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariff applied to traffic made through domestic PSTN as mentioned in “a” above. However, up to September 30, 2005, as agreed mutually with the cellular telecommunications operators, the Company (including Satelindo until it was merged - Note 1e) still applied the original contractual sharing agreements regarding the interconnection tariffs (Note 37).

f.

Between international gateway exchanges

Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

2.

Revenue Sharing

Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by this decree, is to be proportionally shared with each carrier, which proportion is to be bilaterally arranged between the carriers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

37.

INTERCONNECTION AGREEMENTS WITH OTHER CELLULAR TELECOMMUNICATIONS OPERATORS

The Company, Satelindo and IM3 have interconnection agreements with each of PT Excelcomindo Pratama or “Excelcom” and Komselindo (for the interconnection agreement with Telkomsel,
Note 30). The principal matters covered by the agreements are as follows:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with mobile cellular telecommunication operators’ networks to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•

The Company and Satelindo receive, as compensation for the interconnection, a portion of the cellular telecommunications operators’ revenues from the related services that are made through the Company’s and Satelindo’s international gateway exchanges.

•

Satelindo and IM3 also have an agreement with the above operators for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with the above operators’ network, enabling the above operators’ customers to make calls/send short message services (“SMS”) to or receive calls/SMS from Satelindo’s and IM3’s customers.

•

The agreements are renewable annually.

As of September 30, 2005, the latest agreement with Komselindo was signed on July 6, 2004, while the latest agreement with Excelcom was signed on May 12, 2003. The Company (including Satelindo and IM3 until they were merged - Note 1e) and the above operators still continue their business under the agreements by applying the original compensation formula.

Interconnection (revenues) charges - net (earned) incurred by the Company from the operators are as follows:

2004

2005

Excelcom

(7,510

)

23,384

Komselindo

1,878

(2,041)

Net

charges

(5,632

)

21,343

38.

ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The Companies’ monetary assets and liabilities denominated in various foreign currencies as of     September 30, 2005 (converted to equivalent U.S. dollar if currency is other than U.S. dollar) are as follows:

Amount in

Equivalent

U.S. Dollar

Rupiah *

Assets:

Cash and cash equivalents

288,688

2,976,373

Accounts receivable

Trade

108,7121,120,820

Others

2,810

28,976

Derivative assets

9,486

97,801

Other current assets

150

1,550

Due from related parties

656

6,760

Non-current assets - others

3,678

37,917

Total assets

414,180

4,270,197

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

38.

ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

Amount in

Equivalent

U.S. Dollar

Rupiah *

Liabilities:

Accounts payable - trade

9,344

96,339

Procurement payable

187,108

1,929,088

Accrued expenses

43,132

444,686

Derivative liabilities

1,906

19,650

Other current liabilities

503

5,180

Due to related parties

37

386

Bonds payable

550,000

5,670,500

Total liabilities

792,030

8,165,829

Net liabilities position

377,850

3,895,632

*

translated using the average of the buying and selling rates prevailing at balance sheet date as published by Bank Indonesia

39.

SEGMENT INFORMATION

The Companies manage and evaluate their operations in three major reportable segments: cellular, fixed telecommunication and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Companies operate in one geographic area only, so no geographical information on segments is presented.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

Consolidated information by industry segment follows:

Major Segments

Fixed

OtherSegment

Cellular

Telecommunication

MIDI

ServicesTotal

2004 (As Restated - Note 4)

Operating revenues

Revenues from external

customers

5,342,636

1,277,284

1,113,117

70,424

7,803,461

Inter-segment revenues

(68,856

)

68,856

103,880

12,824

116,704

Total operating revenues

5,273,780

1,346,140

1,216,997

83,248

7,920,165

Inter-segment revenues

elimination

(116,704)

Operating revenues - net

7,803,461

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

39.

SEGMENT INFORMATION (continued)

Major Segments

Fixed

OtherSegment

Cellular

Telecommunication

MIDI

ServicesTotal

2004 (As Restated - Note 4)

(continued)

Income

Operating income (loss)

1,974,707

541,822

200,097

(39,062)2,677,564

Gain on sale of investment in

associated company

283,355

Interest income

145,996

Gain on sale of other

long-term investment

110,929

Equity in net income of

associated companies

62,259

Financing cost

(817,688

)

Income tax expense

(678,016

)

Amortization of goodwill

(169,761

)

Loss on change in fair value of

derivatives - net

(63,045)

Loss on foreign exchange - net

(61,995

)

Others - net

44,011

Income before Minority Interest in

Net Income of Subsidiaries

1,533,609

Other Information

Segment assets

19,919,143

1,675,979

2,995,431

140,998

24,731,551

Unallocated assets

6,203,030

Inter-segment assets elimination

(3,729,272

)

Assets - net

27,205,309

Segment liabilities

13,954,643

1,359,022

1,035,368

58,962

16,407,995

Unallocated liabilities

671,058

Inter-segment liabilities elimination

(2,877,332

)

Liabilities - net

14,201,721

Capital expenditure

2,907,992

297,491

500,156

1,978

3,707,617

Depreciation and amortization

1,485,207

113,421

320,754

3,646

1,923,028

Major Segments

Fixed

OtherSegment

Cellular

Telecommunication

MIDI

ServicesTotal

2005

Operating revenues

Revenues from external

customers

          6,690,488

978,202

1,239,957

-8,908,647

Inter-segment revenues

(34,620)

34,620

199,279

-199,279

Total operating revenues

6,655,868

1,012,822

1,439,236

-9,107,926

Inter-segment revenues

elimination

(199,279)

Operating revenues - net

8,908,647

Income

Operating income

2,326,770

262,059

270,845

-2,859,674

Interest income

138,584

Gain on change in fair value

of derivatives - net

35,628

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

39.

SEGMENT INFORMATION (continued)

Major Segments

Fixed

OtherSegment

Cellular

Telecommunication

MIDI

ServicesTotal

2005 (continued)

Gain on sale of investment in

associated companies

1,223

Gain on sale of other

long-term investment

1,204

Equity in net income of

associated companies

67

Financing cost

(966,257

)

Income tax expense

(470,107

)

Loss on foreign exchange - net

(357,584

)

Amortization of goodwill

(169,761

)

Others - net

(27,957)

Income before Minority Interest in

Net Income of Subsidiaries

1,044,714

Other Information

Segment assets

26,956,487

1,192,699

3,283,406

-31,432,592

Unallocated assets

7,473,969

Inter-segment assets elimination

(6,754,126)

Assets - net

32,152,435

Liabilities segment

20,426,946

921,978

1,075,868

-22,424,792

Unallocated liabilities

1,996,898

Inter-segment liabilities elimination

(5,864,905)

Liabilities - net

18,556,785

Capital expenditure

3,879,938

210,994

415,392

-4,506,324

Depreciation and amortization

1,742,262

157,598

319,174

-2,219,034

40.

ECONOMIC CONDITIONS

The operations of the Companies have been affected and may continue to be affected for the foreseeable future by the economic conditions in Indonesia that may contribute to volatility in currency values and negatively impact economic growth. Economic improvements and sustained recovery are dependent upon several factors such as fiscal and monetary actions being undertaken by the Government and others, actions that are beyond the control of the Companies.

41.

SUBSEQUENT EVENT

a.

As of October 19, 2005, the average buying and selling rate of bank notes published by Bank Indonesia is Rp10,110 to US$1 (in full amounts), while as of September 30, 2005, the average buying and selling rate was Rp10,310 to US$1 (in full amounts). On the basis of the rate as of October 19, 2005, the Companies earned foreign exchange gain amounting to approximately Rp75,570 on the foreign currency liabilities, net of foreign currency assets, as of September 30, 2005 (Note 38).

The commitments for the capital expenditures and operating leases denominated in foreign currencies as of September 30, 2005 as disclosed in Notes 34a and 34b would approximate Rp2,909,991 and Rp789, respectively, if translated at the rate as of October 19, 2005.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2005 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

41.

SUBSEQUENT EVENT (continued)

b.

Up to October 19, 2005, 10,842,000 additional share options from ESOP Phase II have been exercised by the employees (Note 19).

42.

RECLASSIFICATION OF ACCOUNTS

Following are the accounts in the 2004 consolidated financial statements which have been reclassified to conform with the presentation of accounts in the 2005 consolidated financial statements:

As Previously Reported

As Reclassified

Amount

Operating expenses -

Operating expenses - compensation to

leased circuits

telecommunication carriers and

service providers

47,699

      Other income -

interest income

Other expenses - loss on change in

fair value of derivatives - net

(31,623

)

      Other expenses - financing cost

Other expenses - loss on change in

fair value of derivatives - net

25,929

43.

COMPLETION OF THE FINANCIAL STATEMENTS

The management of the Company is responsible for the preparation of the accompanying consolidated financial statements that were completed on October 19, 2005.

104